As filed with the Securities and Exchange Commission on November 10, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MONSTER DIGITAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3572	27-3948465
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2655 Park Center Drive, Unit C
Simi Valley, California 93065
(805) 955-4190

(Address, including zip code and telephone number, of Registrant’s principal executive offices)

Jawahar Tandon
Chief Executive Officer
Monster Digital, Inc.
2655 Park Center Drive, Unit C
Simi Valley, California 93065
(805) 381-5544

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Thomas J. Poletti Veronica N. Lah Manatt, Phelps & Phillips LLP 695 Town Center Drive, 14th Floor Costa Mesa, California 92626 Phone: (714) 371-2500 Fax: (714) 371-2501	Ralph V. DeMartino Cavas S. Pavri Schiff Hardin LLP 901 K Street NW Suite 700 Washington, D.C. 20001 Phone (202) 778-6400 Fax: (202) 778-6460

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered(1)(2)	Proposed maximum aggregate offering price per share(2)		Proposed maximum aggregate offering price(2)		Amount of registration fee
Common Stock, $0.0001 par value per share				$30,000,000		$
Underwriters’ Warrants to Purchase Common Stock	(3)	N/A	(4)	N/A	(4)		N/A
Common Stock Underlying Underwriters’ Warrants, $0.0001 par value per share	(5)		(6)		(6)	$
Total Registration Fee						$

(1)	In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of additional shares of Common Stock that shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	The registration fee for securities to be offered by the Registrant is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o). Includes shares that the underwriters have the option to purchase from the Registrant to cover over-allotments, if any.
(3)	Represents the maximum number of warrants, each of which will be exercisable at a percentage of the per share offering price, to purchase the Registrant’s common stock to be issued to the underwriters in connection with the public offering.
(4)	In accordance with Rule 457(g) under the Securities Act, because the shares of the Registrant’s Common Stock underlying the underwriters’ warrants are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.
(5)	Represents the maximum number of shares of the Registrant’s common stock issuable upon exercise of the underwriters’ warrants.
(6)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, based on an estimated maximum exercise price of $ per share, or 120% of the maximum offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS            SUBJECT TO COMPLETION               DATED NOVEMBER 10, 2015

Shares Common Stock

Monster Digital, Inc.

This is an initial public offering of shares of common stock of Monster Digital, Inc. We are selling      shares of our common stock in this offering.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $     and $     per share. We have applied to list our common stock on The Nasdaq Capital Market under the symbol “MSDI.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
(1)	We have agreed to pay a non-accountable expense allowance to the underwriters of 1.0% of the gross proceeds received in this offering and to reimburse the underwriters for other out-of-pocket expenses relating to this offering. See “Underwriting” beginning on page 76.

We have granted the underwriters a 45-day option to purchase up to      additional shares of common stock at the public offering price less the underwriting discount solely to cover over-allotments, if any. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $     and the additional proceeds to us, before expenses, from the over-allotment option exercise will be    .

The underwriters will also receive warrants to purchase a number of shares equal to 7% of the shares of our common stock sold in connection with this offering, or      shares, exercisable at a per share price equal to the offering price of this offering. The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about            , 2015.

Joint Book-Running Managers

Joseph Gunnar & Co.	Axiom Capital Management, Inc.

Prospectus dated            , 2015

*To be introduced by end of calendar 2015.

We have not authorized anyone to provide you with any information or to make any representation, other than those contained in this prospectus or any free writing prospectus we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only in circumstances and in jurisdictions where it is lawful to so do. The information contained in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should read the entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” consolidated financial statements and related notes included elsewhere in this prospectus. Unless the context suggests otherwise, references in this prospectus to “Monster Digital,” “we,” “us” and “our” refer to Monster Digital, Inc. and, where appropriate, its wholly-owned subsidiary SDJ Technologies, Inc., a Delaware corporation.

Unless we specifically state otherwise, all information in this prospectus gives effect to a one-for-         reverse stock split to be effected prior to the effective date of this offering and assumes (i) no exercise of the underwriters’ option to purchase up to an additional      shares of common stock; (ii) no exercise of warrants to be issued to the underwriters on the closing of this offering to purchase a number of shares equal to 7% of the shares sold in connection with this offering, or       shares exercisable at a price per share equal to the offering price of this offering (the “Underwriters Warrants”); and (iii) no exercise of 5,878,253 shares of common stock issuable upon exercise of outstanding options and warrants.

Our Business

General

Our primary business focus is the design, development and marketing of premium products under the “Monster Digital” brand for use in high-performance consumer electronics, mobile product and computing applications. Our license with Monster, Inc. allows us to manufacture and sell certain high-end products utilizing the “Monster Digital” brand name; Monster, Inc. is highly recognized by consumers for its high quality audio-video products. We work with our subcontract manufacturers and suppliers to offer new and enhanced products that use existing technology and adopt new technologies to satisfy existing and emerging consumer demands and preferences. On the marketing side, we partner with Monster, Inc. to support the sales and marketing of these products on a global basis.

We have invested significantly in building a broad distribution channel for the sale of products bearing the “Monster Digital” brand. As of June 30, 2015, our initial product entries of memory storage devices and peripherals are offered in over 15,000 locations globally. Our top four customers for our memory storage products for the six months ended June 30, 2015 were Walgreens (41%), Rite Aid (18%), InMotion (7%) and Fry’s (7%) and for the year ended December 31, 2014 were Sam’s Club (30%), Walgreens (22%), Rite Aid (15%) and Fry’s (7%). Our current focus is to leverage our distribution network through cooperating with Monster, Inc. to identify and market additional specialty and consumer electronics products.

Currently, our primary product offerings are as follows:

•	An action sports camera used in adventure sport, adventure photography and extreme-action videography which we intend to introduce before 2015 year end.
•	A line of ultra-small mobile external memory drive products for Apple iOS devices.
•	On-The-Go Cloud devices on an exclusive basis which create a wi-fi hot spot for multiple users while simultaneously allowing data to be viewed, played or transferred among the connected storage.
•	A broad selection of high-value memory storage products consisting of high-end, ruggedized Solid State Drives (“SSDs”), removable flash memory CompactFlash cards (“CF cards”), secured digital cards (“SD cards”) and USB flash drives.

Growth Strategy

Key elements of our growth and product offering strategy are to:

Continue to offer synergistic products addressing identifiable market trends. We plan to increase shelf space with our existing retailers and add other select specialty and consumer electronic products to our customer base. Specifically, we seek to offer products with high growth potential while combining performance, reliability and functionality at competitive prices that address identifiable market trends and satisfy existing and emerging consumer demands and preferences. Key elements of our product offering focus are:

•	Social media. We believe the popularity and growth of social networking drives each of the markets our current and proposed products address. With respect to our action camera product entry, end-users will be able to share images and videos of their sports activities captured through action cameras on social media sites, which we believe will increase demand for these cameras. In the electronic data storage space, these internet-based applications drive the need for digital content, storage and distribution.
•	Growing unit sales. With respect to action cameras, Technavio projects the global action camera market to reach $5.72 billion by 2019 from $1.99 billion in 2014. In addition, according to Technovio, the global action camera market is expected to have a shipment of 21.54 million units by 2019 as compared to 7.63 million in 2014, growing at a compounded annual growth rate of 23.07% during the period 2015-2019. Unit sales within the electronic data storage industry have continued to grow. According to Global Industry Analysts, Inc., worldwide flash memory product sales of SD cards are estimated to reach $21.3 billion by 2018. According to IHS iSuppli, global SSD sales are projected to reach 189.6 million units by 2017.
•	Advances in technology. With advances in technology, more efficient and higher-end products are introduced into the market to cater to the various requirements of consumers. Technological advances drive consumer demand and higher average selling prices for these technologically superior products. We believe that as disposable income and purchasing power of consumers increases on a global basis, these consumers spend more on consumer electronics products generally and higher end products that offer advanced technological features specifically.

Accelerate our international growth.  We believe that international markets represent a significant growth opportunity for us. We plan to capitalize on the strength of the Monster Digital brand to increase our international presence through additional retailers and strategic distribution arrangements.

Continue to leverage our brand awareness.  Monster is a premium brand name highly recognizable by consumers. We intend to expand awareness of the Monster Digital brand through increased marketing efforts, trade show presence and selected advertising opportunities.

Competitive advantages

We believe we offer the following competitive advantages:

Relationship with Monster, Inc..  Our license with Monster, Inc. offers us the ability to leverage Monster, Inc.’s substantial retail and distribution channels and to support our product sales through its global sales and marketing team. Further to this license, our company and Monster, Inc. consult and cooperate with each other in the design process of products sold under the Monster Digital brand name. Also, the license provides that our company and Monster, Inc. will cooperate to promote and effect the offer and marketing of products sold under the Monster Digital brand name through Monster, Inc.’s existing and future sales and distribution channels.

Strategic marketing relationships.  We believe our marketing relationships with key industry leaders distinguishes our company from others in our industry. Our Overdrive 3.0 SSD and Overdrive Thunderbolt SSD, each with a 1TB configuration, are currently offered by Apple online in Europe and the UK. Our Advanced 3.0 OTG USB flash drive is the first Apple certified external memory of iOS. Also, our products are offered and supported by Monster, Inc.’s large global and retail distribution network.

Experienced management team.  Our management consists of executives with years of technical and entrepreneurial experience. Our management has over 35 years of combined experience in memory products, power products and electronic manufacturing services.

Risks and Uncertainties

An investment in our company stock involves a high degree of risk. Our business prospects, financial condition or operating results could be materially adversely affected by a number of risks known or not currently known to us, including but not limited to those described in “Risk Factors” beginning on page 10. There risks include, but not limited to the following:

•	The report of our independent auditors has expressed that there is substantial doubt about our ability to continue as a going concern;
•	Our strategic partnership with Monster, Inc. poses significant challenges for us, including the fact that Monster, Inc. is not restricted from offering its own line of memory products;
•	Our ability to offer additional products under the “Monster Digital” brand is subject to the prior approval of Monster, Inc. which is not obligated to grant such approval;
•	We depend exclusively on third parties to manufacture and supply our memory storage products and plan on continuing to rely on such parties to manufacture the substantial amount of our primary memory storage products;
•	We are subject to the cyclical nature of the consumer electronics industry; and
•	Our markets are extremely complicated and subject to rapid technological change.

Related Party Transactions

From inception through the date of this prospectus, we have engaged in significant related party transactions with our executive officers and directors and with entities affiliated with such persons. There transactions include, but are not limited to:

•	related party loans from Jawahar Tandon, our Chief Executive Officer, and Devinder Tandon, the brother of Jawahar Tandon, a significant principal stockholder and a former director;
•	related party loans, operational and other support provided by Tandon Enterprises, a company owned in substantial part by Jawahar and Devinder Tandon; and
•	related party loans to Jawahar Tandon and to Vivek Tandon, our President and a director, who is the son of Jawahar Tandon.

The board of Monster Digital, which approved all of the related party transactions, consisted primarily of Jawahar, Devinder and Vivek Tandon. While the board believed the terms and conditions of such transactions were fair and in the best interests of our company, there can be no assurance that the transactions were on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances.

We have adopted a policy to be effective on the effective date of this offering that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. See “Certain Relationships and Related Person Transactions.”

Monster License Agreement

We entered into a trademark license agreement with Monster, Inc. effective July 7, 2010 (the “Monster License Agreement”). The Monster License Agreement, as amended, gives us exclusive rights to utilize the tradenames “Monster Memory,” “Monster Digital” and the M (stylized) mark on (i) action sports cameras, (ii) cable memory, (iii) flash based cards, (iv) flash based SSD drive products, (v) DRAM modules, (vi) USB flash drives and (vii) internal power supplies for personal computers. The 25 year Agreement provides for the payment of royalties to Monster, Inc. on all sales of the referenced memory products, excluding sales to Monster, Inc., as follows:

•	Years 1 (2012) and 2: Royalties on all sales excluding sales to Monster, Inc. at a rate of four (4) percent, with no minimum.
•	Years 3 through 5: Minimum royalty payments of $50,000 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.
•	Years 6 through 10: Minimum royalty payments of $125,000 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.
•	Years 11 through 15: Minimum royalty payments of $187,500 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.
•	Years 16 through 25: Minimum royalty payments of $250,000 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.

Effective July 1, 2014, the royalty rate on certain products was reduced to 2% for a 12 month period.

At any time during the term of the Monster License Agreement, a permanent license may be negotiated subject to the parties reaching a mutually acceptable agreement.

Under the Monster License Agreement, Monster, Inc. itself may use (but not sublicense) the Monster mark and its M (stylized) mark (but not the Monster Digital mark) in connection with memory and data storage products. Although Monster, Inc. must offer us the first right to supply such products on commercially reasonable terms under an arrangement similar to the Monster License Agreement, nothing limits the ability of Monster, Inc. to act as a competitor to us.

In August 2015, we executed an amendment to the Monster License Agreement with Monster Inc. whereby Monster granted us the additional right further to the Monster License Agreement to use the name “Monster Digital, Inc.” as our corporate name. Further to the amendment, in addition to royalties mentioned above, we issued Monster, Inc. 5,681,558 shares of our common stock and will pay it a cash fee of $500,000 payable over a 12 month period.

In addition, in August 2015, and in connection with the aforementioned amendment to the trademark license agreement, we entered into a two-year advisory board agreement with Noel Lee, the Chief Executive Officer and sole shareholder of Monster, Inc. Further to the advisory board agreement, we issued Mr. Lee a warrant to purchase up to 2,840,779 shares of our common stock at a per share exercise price of $1.00.

Corporate Information

SDJ, our operating subsidiary, was incorporated in 2007 and became our wholly owned subsidiary in 2012. We were incorporated under the name WRASP 35, Inc., changed our name to AOTS 35, Inc. in September 2011, changed our name to Tandon Digital, Inc. in May 2012 and changed our name to Monster Digital, Inc. in August 2015. Our principal executive offices are located at 2655 Park Center Drive, Unit C, Simi Valley, California and our telephone number is (805) 381-5544. Our website address is www.monsterdigital.com. Information contained on or accessible through our website is not a part of this prospectus and should not be relied upon in determining whether to make an investment decision.

Monster Digital, Tandon Digital, Memory Cable, iX32 and other trade names, trademarks or service marks appearing in this prospectus are the property of, or exclusively licensed by, Monster Digital. Trade names, trademarks and service marks of other companies appearing in this prospectus, including but not limited to “Monster”, are the property of their respective holders.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and therefore we may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an “emerging growth company”. We will remain an “emerging growth company” for up to five years. We will cease to be an “emerging growth company” upon the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering, (2) the last day of the first fiscal year in which our annual gross revenues are $1 billion or more, (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities, and (4) the date on which we are deemed to be a “large accelerated filer” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act. We are choosing to irrevocably opt out of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards.

Industry and Other Data

We have obtained some industry and market share data from third-party sources, including the independent industry publications set forth below, that we believe are reliable. In many cases, however, we have made statements in this prospectus regarding our industry and our position in the industry based on estimates made from our experience in the industry and our own investigation of market conditions. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publication and other third-party sources included in this prospectus is reliable, such information is inherently imprecise. As a result, you should be aware that the industry and market data included in this prospectus and estimates and beliefs based on that data, may not be reliable. The content of the below sources, except to the extent specifically set forth in this prospectus, do not constitute a portion of this prospectus and are not incorporated herein.

•	Technavio — Global Action Camera Market 2015-2019
•	Global Industry Analysts, Inc. — Secure Digital (SD) Memory Cards: A Global Strategic Business Report (2012)
•	IHS iSuppli — “Enterprise Convertibles Lead Storage in 2014”
•	Great American Group — Technology Monitor (March 2015)

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

THE OFFERING

Common stock offered
shares
Common stock to be outstanding after this offering
shares(1)(2)
Over-allotment option to purchase additional shares of common stock shares
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters’ option to purchase additional shares of our common stock is exercised in full, based on an assumed initial public offering price of per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.
We intend to use the net proceeds from this offering to repay short-term debt and for working capital purposes, including the funding of inventory and expanding our net sales and marketing efforts. See “Use of Proceeds”.
Risk factors
See “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed Nasdaq Capital Market symbol
“MSDI”

(1)	Our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates will hold approximately % of our outstanding voting stock upon consummation of this offering.
(2)	The number of shares of common stock to be outstanding after this offering is based on 55,815,567 shares of our common stock outstanding as of October 29, 2015; such information excludes:
•	1,055,000 shares of common stock issuable upon the exercise of options granted under our 2012 Omnibus Incentive Plan, all of which have an exercise price of $2.00 per share; and
•	4,823,253 shares of common stock issuable upon the exercise of warrants which have an exercise price of between $0.00035 and $2.00 per share.
•	shares of common stock issuable upon exercise of the underwriters warrants.

SUMMARY FINANCIAL DATA OF MONSTER DIGITAL

The following tables summarize consolidated financial data of Monster Digital. You should read this summary financial data together with the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the summary consolidated statement of operations data for the years ended December 31, 2013 and 2014 from the audited financial statements of Monster Digital included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the six months ended June 30, 2014 and 2015 and the consolidated balance sheet data as of June 30, 2015 from the unaudited interim consolidated financial statements of Monster Digital included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect, in the opinion of management of Monster Digital, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the unaudited interim consolidated financial statements of Monster Digital. The historical results are not necessarily indicative of the results that should be expected in the future, and the interim results are not necessarily indicative of the results that should be expected for the full year or for any other period.

	Year ended December 31,		Six months ended June 30,
	2013	2014	2014	2015
	(in thousands except share and per share data)
Consolidated Statements of Operations Data:
Net sales	$3,444	$11,343	$3,270	$2,718
Cost of goods sold	2,838	11,109	2,540	2,457
Gross profit	606	234	730	261
Operating expenses:
Research and development	709	542	190	246
Selling and marketing	1,515	3,722	687	1,389
General and administrative	1,747	2,646	949	1,375
Loss from operations	(3,365)	(6,676)	(1,096)	(2,749)
Other expenses:
Interest and finance expense	66	1,661	256	630
Debt conversion expense		2,707	—	898
Loss before income taxes	(3,431)	(11,044)	(1,352)	(4,277)
Provision for income taxes	4	13	8	—
Net loss	$(3,435)	$(11,057)	$(1,360)	$(4,277)
Basic and diluted net loss per common share	$(0.09)	$(0.27)	$(0.03)	$(0.10)
Weighted-average common shares outstanding used to compute basic and diluted net loss per common share	39,611	41,592	39,606	44,758

	As of June 30, 2015
	Actual	As Adjusted(1)(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$106	$
Working capital (deficit)	(4,000)
Total assets	4,706
Notes payable	38
Accumulated deficit	(21,411)
Total stockholders’ (deficit) equity	(3,966)

(1)	The as adjusted column gives effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.
(2)	A $1.00 increase (decrease) in the assumed initial public offering price of per share would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the assumed initial public offering price remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and the other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information contained in this prospectus, including our combined and consolidated financial statements and related notes, before investing in our common stock. While we believe that the risks and uncertainties described below are the material risks currently facing us, additional risks that we do not yet know of or that we currently think are immaterial may also arise and materially affect our business. If any of the following risks materialize, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related To Our Business

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

We incurred net losses of $11.1 million, $3.4 million and $4.3 million for the years ended December 31, 2014 and 2013 and the six months ended June 30, 2015, respectively. As of June 30, 2015, we had an accumulated deficit of $21.4 million. In their report on our financial statements for the year ended December 31, 2014, our independent registered public accounting firm included an explanatory paragraph regarding the substantial doubt about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances regarding our ability to continue as a going concern. Failure to generate sufficient cash flows from operations raise additional capital or reduce discretionary spending will have a material adverse effect on our ability to achieve our intended business objectives. While management has a plan to fund ongoing operations, there is no assurance that its plan will be successfully implemented. As a result, you may lose the entire value of your investment in our company.

Our operating results, gross margins, cash flow and ability to sustain profitability may fluctuate significantly in the future and are difficult to predict.

Our operating results, gross margins, operating cash flow and ability to sustain profitability are based on a number of factors related to our industry and the markets for our memory storage products. We will have little or no control over many of these factors and any of these factors could cause our operating results, gross margins and ability to sustain profitability to fluctuate significantly. These factors include, among others:

•	competitive pricing pressures for the products we sell, including the timing and amount of any reductions in the average selling prices of our products and our ability to charge a premium for our higher performance products;
•	the growth of the markets for host devices that use data storage products;
•	our ability to control our operating expenses;
•	the timing and amount of expenses related to obsolescence and disposal of excess inventory and the difficulty of forecasting and managing our inventory levels;
•	the amount of price protection, volume incentive rebates, discounts, market development funds, cooperative advertising payments and other concessions and discounts that we may need to provide to some of our customers due to competitive pricing pressures;
•	changes in our product and revenue mix;
•	the extent to which our products, particularly our higher margin products, are accepted by the markets;
•	the timing of the collection of our accounts receivable;
•	the decision of our customers to return products or rotate their inventory;
•	the inability of suppliers to fully indemnify us should we be subjected to litigation;

•	the difficulty of forecasting sell-through rates of our products and their impact on inventory levels at our resellers if sell-through data is not timely reported to us, which may result in additional orders being delayed or reduced and inventory being returned;
•	increases in costs charged by our product suppliers or the failure of our suppliers to decrease the prices they charge to us when industry prices decline;
•	competing data memory standards, which displace the standards used in our products and our customers’ products;
•	the announcement or introduction of products and technologies by competitors; and
•	potential product quality problems which could raise returns or rework costs.

In addition, we may be unable to accurately forecast our revenues and gross margins. We incur expenses based predominantly on operating plans and estimates of future revenues. Our expenses are to a large extent fixed in the short term and we may not be able to adjust them quickly to meet a shortfall in revenues during any particular quarter. We also plan inventory levels based on anticipated demand for our products and on anticipated product mix. As we anticipate increased demand for certain products we increase our level of inventory, which results in increased risk if we inaccurately estimate anticipated demand. Any significant shortfall in revenues in relation to our expenses and planned inventories would decrease our net income or increase our operating losses and harm our financial condition. If we are unsuccessful in increasing revenues from our higher margin products and controlling our operating expenses, we may not be able to achieve profitability.

Also, we have generated significant negative operating cash flows since our inception and expect to continue to do so for the foreseeable future. We are required to expend significant dollars on inventory and marketing efforts prior to the receipt of cash from the collection of our accounts receivable. We expect that our negative operating cash flows will continue for the foreseeable future as we increase our product offerings and expand our customer base. While we have a factoring arrangement in place that assists in part, we require substantial additional funds to bridge the gap between the expenditure and receipt of funds. If we are unable to raise additional capital, we will continue to be limited in our business and expansion efforts.

Because we have a limited operating history, we may not be able to successfully manage our business or achieve profitability.

We have a limited operating history upon which to base an evaluation of our prospects and the potential value of our common stock. We are confronted with the risks inherent in an early stage company, including difficulties and delays in connection with the acquisition and marketing of products, operational difficulties, and difficulty in estimating future development, regulatory, and administrative costs. If we cannot successfully manage our business, we may not be able to acquire and offer commercially viable products, generate future profits and may not be able to support our operations. It is possible that we will incur additional expenses and may incur losses in the further implementation of our business plan.

In addition, we have not had any previous experience in sourcing and selling action sports cameras. We are uncertain as to whether the action sports camera that we plan to introduce will achieve the level of market acceptance that we expect or at all. Also, we cannot assure you that there will not be unexpected delays or complications which will cause the introduction of our action sports camera to be delayed beyond the end of 2015. Given our lack of experience in the action sports camera market, we cannot assure you that we will be able to identify the needs and preferences of customers and to adjust inventory mixes or marketing efforts that correspond to such needs and preferences; and we also cannot assure you that our proposed action sports camera will become commercially successful. In such circumstances, our business, growth prospects, financial condition and results will be adversely affected.

Our strategic partnership with Monster, Inc. poses significant challenges for us, and if we are unable to manage this relationship, our business and operating results will be adversely affected.

We have entered into a multi-year license agreement with Monster, Inc. (the “Monster License Agreement”) under which we have the right to exclusively market certain products under the “Monster Digital” brand name. As of October 29, 2015, this list of permitted products consists of the following: action cameras,

DRAM modules; USB flash drives; flash based SD, M2, MicroSD, CF, ProDuo, card products; SSD drive products; internal power supplies for PCs and hybrid drives. The management of this business will adversely affect our revenues and gross margins if we are, among other things, unable to:

•	properly manage the use of Monster Digital brand;
•	control the sales and marketing expenses associated with launching the brand in new channels;
•	plan for anticipated changes in demand; and
•	effectively leverage the Monster Digital brand to achieve premium pricing and grow market share.

We have a number of obligations that we must fulfill under our agreement with Monster, Inc. to keep it in effect. These obligations include compliance with Monster, Inc. guidelines and trademark usage, customer satisfaction and the requirement that we meet market share goals and target minimum royalty payments. As a result, Monster, Inc. may in the future have the right to terminate our license in its entirety. If we were to lose the rights to sell products under the “Monster Digital” brand, our financial results would be significantly negatively impacted.

While we will continue to seek to offer additional products bearing the “Monster Digital” brand, the consent of Monster, Inc. will be required in order to sell any additional products bearing the “Monster Digital” brand. While to date Monster, Inc. has granted its consent to all our additional products to be sold bearing the “Monster Digital” brand, there can be no assurance that it would similarly consent in the future. If we are unable to secure the consent of Monster, Inc. for the sale of future products bearing the “Monster Digital” brand our product offering will be limited which would substantially and adversely affect our future prospects.

Our strategic partnership with Monster, Inc. does not restrict Monster, Inc. from offering its own line of memory products.

Under the Monster License Agreement, Monster, Inc. itself may use (but not sublicense) the Monster mark and its M (stylized) mark (but not the Monster Digital mark) in connection with memory and data storage products. Although Monster, Inc. must offer us the first right to supply such products on commercially reasonable terms under an arrangement similar to the Monster License Agreement, nothing limits the ability of Monster, Inc. to act as a competitor to us. Monster, Inc. has substantially more resources to exploit these markets than we do and their entry into our markets would substantially and adversely affect our future prospects.

Our failure to successfully promote our brand and achieve strong brand recognition in our markets will limit and reduce the demand for our products.

We believe that brand recognition is critical to our success. We plan to increase our marketing expenditures to create and maintain prominent brand awareness. If we fail to promote our Monster Digital brand successfully, or if the expenses with doing so are disproportionate to any increased net sales we achieve, it would have a material adverse effect on our business and results of operations. Other companies, who may have significantly more resources to promote their own brands then we do, may not be aggressively promoting their brands. If they begin to more aggressively promote their brand or if our products exhibit poor performance or other defects, our brand may be adversely affected, which would inhibit our ability to attract or retain customers.

The net proceeds of this offering may not satisfy all of our working capital requirements, and we may need additional capital to fund our future operations and we may not be able to obtain the amount of capital required, particularly when the credit and capital markets are unstable. Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

Our projection of future capital needs is based on our operating plan, which in turn is based on assumptions that may prove to be incorrect. As a result, our financial resources may not be sufficient to satisfy our future capital requirements. Should these assumptions prove incorrect, there is no assurance that we can raise additional financing on a timely basis or on favorable terms. If funding is insufficient at any time in the future, we may not be able to fully commercialize our products, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

We may be required to obtain additional financing, which could be dilutive to the investors in this Offering. We currently have minimal cash on hand and an accounts receivable factoring facility is limited to $4.0 million. Any of the following factors could result in insufficient capital to fund our operations for a period significantly shorter than twelve months:

•	if our capital requirements or cash flow vary materially from our current projections;
•	if we are unable to timely collect our accounts receivable;
•	the loss of a key customer or a material reduction by a key customer in the range of inventory level of our products;
•	if we are unable to sell-through inventory currently in our sales channels as anticipated;
•	if we are unable to timely bring new successful products to market; or
•	if other unforeseen circumstances occur.

We do not know whether additional financing will be available when needed, or, if available, whether the terms of any financing will be favorable to us. The current worldwide financing environment is challenging, which could make it more difficult for us to raise funds on reasonable terms, or at all. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution and the new equity securities may have rights, preferences or privileges senior to those of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future strategic opportunities or respond to competitive pressures or unanticipated events, all of which would harm our business and results of operations. Furthermore, if we are unable to raise additional capital, or cannot raise capital on acceptable terms, we may not have sufficient capital to operate our business as planned and would have to modify our business plan or curtail some or all of our operations.

In addition, pursuant to our equity incentive plan, our compensation committee is authorized to grant equity-based incentive awards to our directors, executive officers and other employees and service providers, including officers, employees and service providers of our subsidiary. Future grants of, options and other equity awards and issuances of common stock under our equity incentive plans may have an adverse effect on the market price of our common stock.

If we are unable to develop or maintain the strategic relationships necessary to develop, sell and market products that are commercially viable and widely accepted, the growth and success of our business will be limited.

We may not be able to acquire and sell products that are commercially viable and widely accepted if we are unable to anticipate market trends and the price, performance and functionality requirements of data memory manufacturers, suppliers and customers. We must continue to collaborate closely with our customers, manufacturers, and other suppliers to ensure that critical development, marketing and distribution projects proceed in a coordinated manner. These collaborations are also important because our ability to anticipate trends and plan our future product offerings depends to a significant degree upon our continued access to strategic relationships we currently have with our manufacturers and suppliers. If any of our current relationships terminate or otherwise deteriorate, or if we are unable to enter into future relationships that provide us with comparable insight into market trends or access to new and enhanced products, offerings and technologies, we will be substantially hindered in our future business endeavors.

We depend exclusively on third parties to manufacture and supply our products and we plan on continuing to rely on such parties to manufacture the substantial majority of our products. If we are unable to obtain sufficient quantities of existing and enhanced products at acceptable qualities and prices, and in a timely manner, we will not be able to meet customer demand for our products, which would limit the growth and success of our business.

We do not own or operate a manufacturing facility or have an internal research and development department. Instead, we have relied on and anticipate continuing to rely on third parties to produce and supply all of our products. We believe that by continuing to outsource these products, we continue to benefit from lower manufacturing and engineering costs. For this reason, for the foreseeable future we expect to continue to rely on third party manufacturers to produce and supply the substantial majority of our primary data memory products.

The products we market are subject to rapid technological change and evolving industry standards. The future revenue growth of our business depends in large part on the development, market acceptance and performance of any new products we introduce in the marketplace. We rely on third parties for the research and development of new and enhanced products that are necessary for the operation of our products. Our reliance on third party manufacturers involves a number of significant risks, including:

•	reduced control over delivery schedules, quality assurance, manufacturing yields and production costs; and
•	unavailability of, or delayed access to, next-generation or key products, processes or technologies.

These risks could result in product shortages or increase our costs of manufacturing, assembling or testing our products. If these subcontractors and suppliers are unable or unwilling to continue to provide services and deliver products of acceptable quality, at acceptable costs and in a timely manner, we would have to identify and qualify other subcontractors and suppliers. This could be time-consuming and difficult and result in unforeseen operational problems.

Although we depend on various third parties for the introduction and acceptance of new products, we do not have long-term relationships with any of them. There can be no assurance that we will maintain existing relationships or forge new relationships, that we will continue to have access to significant proprietary products, processes and technologies, or that we will continue to have access to new competitive products, processes and technologies that may be required to introduce new products. If we are not successful in maintaining and developing new relationships or obtaining rights to market products with competitive technologies, we will become less competitive and our operations will suffer.

A material change in customer relationships or in customer demand for products could have a significant impact on our business.

Our success is dependent on our ability to successfully offer trade terms that are acceptable to our customers and that are aligned with our pricing and profitability targets. Our business could suffer if we cannot maintain relationships with key customers based on our trade terms and conditions. In addition, our business would be negatively impacted if key customers were to significantly reduce or eliminate the range of inventory level of our products.

In our memory storage industry, products are typically characterized by average selling prices that historically decline over relatively short time periods. If we are unable to effectively manage our inventories, reduce our costs, introduce new products with higher average selling prices or increase our sales volumes, our revenues and gross margins will be negatively impacted.

Data memory products often experience price erosion over their life cycle due in large part to competitive pressures, customer demand and technological changes. In order to maintain gross profits for products that have a declining average selling price, we must continuously reduce costs or increase sales volume. We must also successfully manage our inventory to reduce our overall exposure to price erosion. In our industry, prices have often fallen faster than costs which has resulted in margin pressure. Our customers may exert pressure on us to make price concessions or to match pricing of our competitors. Any reduction in prices by us in response to pricing pressure will hurt our gross margins unless we can reduce our costs and manage our inventory levels to minimize the impact of such price declines. Though we experienced a reduction in average selling price for certain products during the six months ended June 30, 2015 as compared to the same period in 2014, overall gross margin on product was not negatively impacted as gross margin on new products compensated for such reductions. There can be no assurance that the introduction of new product will continue to protect gross margin.

As it relates to our SSD, CF and SD card and USB flash drive products, demand depends in large part on the demand for additional storage and storage upgrades in existing computer systems. The demand for computer systems has been volatile in the past and often has had an exaggerated effect on the demand for drives and flash memory in any given period. As a result, these markets have experienced periods of excess capacity, which can lead to liquidation of excess inventories and more intense price competition. If more intense price competition occurs, we may be forced to lower prices sooner and more than expected, which could result in lower average selling prices, revenue and gross margins. We expect that average selling prices and gross margins will also tend to decline when there is a shift in the mix of products and sales of lower priced products increase relative to those of higher priced products. In addition, rapid technological changes often reduce the volume and profitability of sales of existing products and increase the risk of inventory obsolescence.

If we are unable to reduce our costs to offset declines in average selling prices or increase the sales volume of our existing products, particularly higher capacity or premium products, or introduce new products with higher gross margins, our revenues and gross margins will be adversely affected. This may negatively impact our anticipated growth in product revenues as well as our gross margins, particularly if the decline in our average selling prices is not matched by price declines in our supply costs.

Our failure to accurately forecast market and customer demand for our products, or to quickly adjust to forecast changes, would adversely affect our business and financial results or operating efficiencies.

The data storage industry faces difficulties in accurately forecasting market and customer demand for its products. The variety and volume of products we offer is based in large part on these forecasts. Accurately forecasting demand has become increasingly difficult in light of the volatility in global economic conditions. In addition, because many of our products are designed to be largely substitutable, our demand forecasts may be impacted significantly by the strategic actions of our competitors. As forecasting demand becomes more difficult, the risk that our forecasts are not in line with demand increases. If our forecasts exceed actual market demand, then we could experience periods of product oversupply and price decreases, which would impact our financial performance. If market demand increases significantly beyond our forecasts, then we may not be able to satisfy customer product needs, which could result in a loss of market share if our competitors are able to meet customer demands.

If we do not effectively manage our inventory and product mix, we may incur costs associated with excess inventory or lose sales from not having enough inventory.

We operate in markets that are characterized by intense competition, supply shortages or oversupply, rapid technological change, evolving industry standards, declining average selling prices and rapid product obsolescence, all of which make it more challenging to effectively manage our inventory. If we are unable to properly monitor, control and manage our inventory and maintain an appropriate level and mix of products with our customers, we may incur increased and unexpected costs associated with this inventory. For example, if our customers are unable to sell their inventory in a timely manner, we may choose or be required to lower the price of our products or allow our customers to exchange the slow-moving products for newer products. Similarly, if we improperly forecast demand for our products, we could end up with excess inventory that we may be unable to sell in a timely manner, if at all. As a result, we could incur increased expenses associated with writing off excess or obsolete inventory. Alternatively, we could end up with too little inventory and we may not be able to satisfy demand, which could have a material adverse effect on our customer relationships. Our risks related to inventory management are exacerbated by our strategy of closely matching inventory levels with product demand, leaving limited margin for error.

We are subject to the cyclical nature of the consumer electronics industry and any future downturn could adversely affect our business.

The consumer electronics industry is highly cyclical and characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The flash memory markets have in the past experienced significant downturns often connected with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average sales prices. It is impossible to predict whether demand for our products will diminish or costs for any of our products will increase. Also our customers’ demand for storage capacity may not continue to grow at current industry estimates. For example, there has been a recent rapid growth in devices that do not contain a hard drive such as tablet computers and smartphones; this could affect demand for our SSD products. Any future downturns could have a material adverse effect on our business and results of operations.

To remain competitive and stimulate customer demand, we must successfully manage product introductions and transitions.

We believe that we must continually source and introduce new products, enhance our existing products and effectively stimulate customer demand for new and upgraded products. Our success depends on our ability to identify and originate product trends as well as to anticipate and react to changing consumer demands in a timely manner. The success of new product introductions depends on a number of factors including market and customer acceptance, the effective forecasting and management of product demand, purchase commitments and inventory levels, the management of manufacturing and supply costs, and the risk that new products may have quality or other defects in the early stages of introduction. In addition, the introduction of new products or product enhancements may shorten the life cycle of our existing products, or replace sales of some of our current products, thereby offsetting the benefit of even a successful product introduction, and may cause customers to defer purchasing our existing products in anticipation of the new products and potentially lead to challenges in managing inventory of existing products. If we are unable to introduce new products or novel technologies in a timely manner or our new products or technologies are not accepted by consumers, our competitors may introduce more attractive products, which could hurt our competitive position. Our new products might not receive consumer acceptance if consumer preferences shift to other products, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower revenue and excess inventory levels. As we seek to enhance our products, we may incur additional costs to incorporate new or revised features. We might not be able to, or determine that it is not in our interests to, raise prices to compensate for these additional costs. If we do not successfully manage product transitions, our revenue and business may be harmed.

Our markets are extremely competitive and subject to rapid technological change. Many of our significant competitors have greater financial and other resources than we do, and one or more of these competitors could use their greater resources to gain market share at our expense.

Competition is based on a multitude of factors, including product design, brand strength, distribution presence and capability, channel knowledge and expertise, geographic availability, breadth of product line, product cost, media capacity, access speed and performance, durability, reliability, scalability and compatibility. Specifically, the performance, functionality, reliability and price of our products are critical elements of our ability to compete. We believe that we offer, and that our target consumers seek, products that combine higher levels of performance, functionality and reliability at prices competitive with other leading brand-name products. Also, market penetration, brand recognition and inventory management are also critical elements of our ability to compete. Most consumers purchase products similar to ours from off-the-shelf retailers such as a large computer, consumer electronics and office supply superstores. Market penetration in the industries in which we compete is typically based on the number of retailers who offer a company’s products and the amount of shelf-space allocated to those products.

Our existing competitors include many large domestic and international companies that have longer operating histories and have greater brand name recognition, substantially greater financial, technical, marketing and other resources, broader product lines and longer standing relationships with retailers, distributors, OEMs and end users. As a result, these competitors may be able to better absorb price declines, ensure more stable supply, adapt more quickly to new or emerging technologies or devote greater resources to the promotion and sale of their products than we may. Ultimately, this may lead to a decrease in our sales and market share and have a material adverse effect on our business, financial condition and results of operations.

We face competition from existing competitors and expect to face competition from future competitors that design and market similar or alternative data storage solutions that may be less costly or provide additional features. If a manufacturer of consumer electronic devices designs one of these alternative competing standards into its products, the digital media we manufacture, as currently configured, will not be compatible with that product and/or may cause our revenues to decline, which would result in a material adverse effect on our business.

We substantially rely on distributors and retailers to sell our data storage products and our inability to control the activities of such retailers could cause our operating results and gross margins to fluctuate significantly.

We sell substantially all of our data storage products through distributors and retailers. Sales to distributors and retailers subject us to many special risks, including the following:

•	continued downward pricing pressure may necessitate price protection of the inventories of our products that many of our customers carry;
•	distributors and retailers may emphasize our competitors’ products over our products or decline to carry our products;
•	loss of market share if the retailers that carry our products do not grow as quickly and sell as many digital media products as the retailers that carry the digital media products of our competitors;
•	loss of business or monetary penalties if we are unable to satisfy the product needs of these customers or fulfill their orders on a timely basis;
•	increased sales and marketing expenses if we are unable to accurately forecast our customer’s orders, including, among other items, increased freight and fulfillment costs if faster shipping methods are required to meet customer demand;
•	reduced ability to forecast sales; and
•	reduced gross margins, delays in collecting receivables and increased inventory levels due to the increasing tendency for some retailers to require products be supplied on a consignment basis.

Availability of reliable sell-through data varies throughout the retail channel, which will make it difficult for us to determine actual retail product revenues until after the end of each of our fiscal quarters. Unreliable sell-through data may result in either an overstatement or understatement of our reported revenues and results of operations. Our arrangements with our customers also provide them price protection against declines in our recommended selling prices. We do not have exclusive relationships with our retailers or distributors and therefore must rely on them to effectively sell our products over those of our competitors. Our reliance on the activities of distributors and retailers over which we have little or no control could cause our operating results and gross margin, to fluctuate significantly.

We obtain many products from a limited number of suppliers, and if these suppliers fail to meet our supply requirement or cease production of our products, we may lose sales and experience increased costs.

Our products inventory strategy is to maintain as little inventory as is necessary for the efficient operation of our business, which creates the risk that any shortage or delay in the supply of our products could harm our ability to meet demand. We obtain many of our products from a limited number of suppliers on a purchase order basis.

Furthermore, none of our suppliers have a contractual commitment to supply us with products. These products include our SSDs, flash memory cards and USB flash drives. If demand for a specific product increases, we may not be able to obtain an adequate supply of that product in a timely manner, since our suppliers may fill other orders before ours. It could be difficult, costly and time-consuming to obtain alternative sources for these products, or to change products, or to change designs to make use of alternative products. In addition, difficulties in transitioning from an existing supplier to a new supplier could create delays in product availability that would have a significant impact on our ability to fulfill orders for our products. This would adversely impact on our ability to meet demand and damage our brand and reputation in the market, which would have a material adverse effect on our business and results of operations.

Because we protect some of our retail customers and distributors against the effects of price decreases on their inventories of our products, we may incur price protection charges if we reduce our prices when there are large quantities of our products in our distribution channel.

We provide price protection to certain of our major resellers. In the past we have incurred price protection charges ranging from 2% to 5% of gross sales before giving effect to such changes for the fiscal periods presented in this prospectus. Price protection allows customers to receive a price adjustment on existing inventory when its published price is reduced. In an environment of slower demand and abundant supply of products, price declines and channel promotions expenses are more likely to occur and, should they occur, are more likely to have a significant impact on our operating results. Further, in this environment, high channel inventory may result in substantial price protection charges. These price protection charges have the effect of reducing gross sales and gross margins. We anticipate that we may continue to incur price protection charges due to competitive pricing pressures and, as a result, our revenues and gross margins may be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Year 2014 to Year 2013 — Results of Operations — Net Sales.”

A significant product defect or product recall could materially and adversely affect our brand image, causing a decline in our sales and profitability, and could reduce or deplete our financial resources.

A significant product defect could materially harm our brand image and could force us to conduct a product recall. This could damage our relationships with our customers and reduce end-user loyalty. A product recall would be particularly harmful to us because we have limited financial and administrative resources to effectively manage a product recall and it would detract management’s attention from implementing our core business strategies. As a result, a significant product defect or product recall could cause a decline in our sales and profitability, and could reduce or deplete our financial resources.

A substantial portion of our sales have been made to customers accounting for over 10% of sales. We expect that this may continue in the foreseeable future. If any of these customers fails to timely pay us amounts owed, we could suffer a significant decline in cash flow and liquidity.

For the six months ended June 30, 2015, the following customers accounted for over 10% of our net sales: Walgreens (41%) and Rite Aid (18%). For the year ended December 31, 2014 the following customers accounted for over 10% of our net sales: Sam’s Club (30%), Walgreens (22%) and Rite Aid (15%). We expect that we may continue to depend upon a limited number of major customers for a significant portion of our sales for the foreseeable future. We expect the composition of our major customer base to change over time, as our markets and strategies evolve, which could make our revenue less predictable from period-to-period.

Our agreements with our customers do not require them to purchase any specified number of products or dollar amount of purchases or to make any purchases whatsoever. Therefore, we cannot assure you that, in any future period, our sales generated from these customers, individually or in the aggregate, will equal or exceed historical levels. We also cannot assure you that, if sales to any of these customers cease or decline, we will be able to replace these sales with sales to either existing or new customers in a timely manner, or at all. A cessation or reduction of sales, or a decrease in the prices of products sold to one or more of these customers could cause a significant decline in our net sales and profitability.

Our financial performance depends significantly on worldwide economic conditions and the related impact on levels of consumer spending, which have deteriorated in many countries and regions, including the U.S., and may not recover in the foreseeable future.

Demand for our products is adversely affected by negative macroeconomic factors affecting consumer spending. The tightening of consumer credit, low level of consumer liquidity, and volatility in credit and equity markets have weakened consumer confidence and decreased consumer spending primarily in the U.S. and European retail markets. A continuation or further deterioration of depressed economic conditions could have an even greater adverse effect on our business. Adverse economic conditions affect demand for devices that incorporate our products, such as personal computers and other computing and networking products, mobile devices, and flash memory cards. Reduced demand for our products could result in continued market oversupply and significant decreases in our average selling prices. A continuation of current negative conditions in worldwide credit markets would limit our ability to obtain external financing to fund our operations and capital expenditures. Difficult economic conditions may also result in a higher rate of losses on our accounts receivables due to credit defaults. As a result, our business, results of operations or financial condition could be materially adversely affected.

Negative or uncertain global economic conditions could also cause many of our direct and indirect customers to delay or reduce their purchases of our products. Further, many of our customers in our distribution and retail channels rely on credit financing in order to purchase our products. If negative conditions in the global credit markets prevent our customers’ access to credit, product orders in these channels may decrease, which could result in lower revenue. Likewise, our suppliers may face challenges in obtaining credit, in selling their products or otherwise in operating their businesses. These actions could result in reductions in our revenue, increased price competition and increased operating costs, which could adversely affect our business, results of operations and financial condition.

We may become involved in litigation over intellectual property rights, which may adversely affect our ability to purchase and sell our products.

Our industry is characterized by vigorous protection and pursuit of intellectual property rights. We do not currently manufacture any products and currently purchase all our products from third parties for resale. All of our suppliers provide us with indemnification regarding such sales. Third parties may bring suits against us or we may be called upon to indemnify our customers for any intellectual property right infringements by us. If such products infringe the intellectual property rights of a third party or if we are found to owe license fees or royalties relating to these products, our margins and operating results would be severely negatively impacted. Litigation could result in significant expense to us and divert the efforts of our technical and management personnel. In the event of an adverse result in litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of some products, and expend significant resources to develop non-infringing technology, discontinue the use of some processes or obtain licenses to use the infringed technology. Any of these results could have a material adverse effect on our business and results of operations.

Our indemnification obligations to our customers for product defects could require us to pay substantial damages.

A number of our product sales agreements provide that we will defend, indemnify and hold harmless our customers from damages and costs that arise from product warranty claims or claims for injury or damage resulting from defects in our products. Our insurance coverage may not be adequate to cover all or any part of the claims asserted against us. A successful claim brought against us that is in excess of, or excluded from, our insurance coverage could have a material adverse effect on our business and results of operations.

We rely heavily on our Chief Executive Officer and President. The loss of either of their services could adversely affect our ability to source products from our key subcontract manufacturers or suppliers and our ability to sell our products to our customers.

Our success depends, to a significant extent, upon the continued services of each of Jawahar Tandon and Vivek Tandon, who are our Chief Executive Officer and President, respectively. For example, the Tandons have developed key personal relationships with our customers, subcontract manufacturers and suppliers. We greatly rely on these relationships in the conduct of our operations and the execution of our business strategies. The loss of either Jawahar or Vivek Tandon could, therefore, result in the loss of our favorable relationships with one or more of our customers, subcontract manufacturers and suppliers. In addition we do not maintain “key person” life insurance covering either of the Tandons or any other executive officer. The loss of either Jawahar or Vivek Tandon could significantly delay or prevent the achievement of our business objectives. Consequently, the loss of either Jawahar or Vivek Tandon would adversely affect our business, financial condition and results of operations.

To date, we have engaged in significant related party transactions.

We have adopted a policy to be effective on the effective date of this offering that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the proper consent of our audit committee. Further to such policy, any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must first be presented to our audit committee for review consideration and approval. However to date, we have engaged in a substantial number of related party transactions prior to the adoption of such policy and all of which were approved by a board with no independent members. While the board believed the terms and conditions of such transactions was fair and in the best interests of our company, there can be no assurance that the transactions were on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances. See “Certain Relationships and Related Party Transactions.”

We have limited human resources; we need to attract and retain highly skilled personnel; and we may be unable to manage our growth with our limited resources effectively.

The expansion of our business has placed a significant strain on our limited managerial, operational, and financial resources. We have been and will continue to be required to expand our operational and financial systems significantly and to expand, train and manage our work force in order to manage the expansion of our operations. Our future success will depend in large part on our ability to attract, train, and retain additional highly skilled executive level management with experience in the memory and data storage industry. Competition is intense for these types of personnel from more established organizations, many of which have significantly larger operations and greater financial, marketing, human, and other resources than we have. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms or at all. To date we have had to limit the engagement of critical management and other key personnel due in part to limited financial resources. If we are not successful in attracting and retaining these personnel, our business, prospects, financial condition and operating results would be materially adversely affected. Further, our ability to manage our growth effectively will require us to continue to improve our operational, financial and management controls, reporting systems and procedures, to install new management information and control systems and to train, motivate and manage employees. If we are unable to manage growth effectively and new employees are unable to achieve adequate performance levels, our business, prospects, financial condition and operating results will be materially adversely affected.

Our international operations subject us to risks, which could adversely affect our operating results.

Our international operations are exposed to the following risks, several of which are out of our control:

•	political and economic instability, international terrorism and anti-American sentiment, particularly in emerging markets;
•	preference for locally-branded products, and laws and business practices favoring local competition;
•	unusual or burdensome foreign laws or regulations, and unexpected changes to those laws or regulations;
•	import and export license requirements, tariffs, taxes and other barriers;
•	costs of customizing products for foreign countries;
•	increased difficulty in managing inventory;
•	less effective protection of intellectual property; and
•	difficulties and costs of staffing and managing foreign operations.

Any or all of these factors could adversely affect our ability to execute any geographic expansion strategies or have a material adverse effect on our business and results of operations.

Terrorist attacks, war, threats of war and government responses thereto may negatively impact our operations, revenues, costs and stock price.

Terrorist attacks, U.S. military responses to these attacks, war, threats of war and any corresponding decline in consumer confidence could have a negative impact on consumer demand. Any of these events may disrupt our operations or those of our customers and suppliers and may affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. Any of these events could also increase volatility in the U.S. and world financial markets, which could limit the capital resources available to us and our customers or suppliers, or adversely affect consumer confidence. Turmoil and unrest in regions from which we source our products could cause delays in the development or production of our products. This could harm our business and results of operation.

Our operations are vulnerable because we have limited redundancy and backup systems.

Our internal order, inventory and product data management system is an electronic system through which our customers place orders for our products and through which we manage product pricing, shipments, returns and other matters. This system’s continued and uninterrupted performance is critical to our day-to-day business operations. Despite our precautions, unanticipated interruptions in our computer and telecommunications systems could occur in the future. We have extremely limited ability and personnel to process purchase orders and manage product pricing and other matters in any manner other than through this electronic system. Any interruption or delay in the operation of this electronic system could cause a significant decline in our sales and profitability.

We may make acquisitions that are dilutive to existing shareholders. In addition, our limited experience in acquiring other businesses, product lines and technologies may make it difficult for us to overcome problems encountered in connection with any acquisitions we may undertake.

We intend to evaluate and explore strategic opportunities as they arise, including business combinations, strategic partnerships, and the purchase, licensing or sale of assets. In connection with any such future transaction, we could issue dilutive equity securities, incur substantial debt, reduce our cash reserves or assume contingent liabilities.

Our experience in acquiring other businesses, product lines and technologies is limited. Our inability to overcome problems encountered in connection with any acquisitions could divert the attention of management, utilize scarce corporate resources and otherwise harm our business. Any potential future acquisitions also involve numerous risks, including:

•	problems assimilating the purchased operations, technologies or products;
•	costs associated with the acquisition;
•	adverse effects on existing business relationships with suppliers and customers;
•	risks associated with entering markets in which we have no or limited prior experience;
•	potential loss of key employees of purchased organizations; and
•	potential litigation arising from the acquired company’s operations before the acquisition.

Furthermore, acquisitions may require material charges and could result in adverse tax consequences, substantial depreciation, deferred compensation charges, in-process research and development charges, the amortization of amounts related to deferred compensation and identifiable purchased intangible assets or impairment of goodwill, any of which could negatively affect our results of operations.

Sudden disruptions to the availability of freight lanes could have an impact on our operations.

We generally ship our products to our customers, and receive shipments from our suppliers, via air or ocean freight. The sudden unavailability or disruption of cargo operations or freight lanes, such as due to labor difficulties or disputes, severe weather patterns or other natural disasters, or political instability, terrorism or civil unrest, could impact our operating results by impairing our ability to timely and efficiently deliver our products.

If currency exchange rates fluctuate substantially in the future, our financial results, which are reported in U.S. dollars, could be adversely affected.

As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. Our sales contracts are denominated in U.S. dollars, and therefore substantially all of our revenues are not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our products to our customers outside of the United States, adversely affecting our business operations and financial results. To date, we have not engaged in any hedging strategies, and any such strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures that we may implement to mitigate this risk may not eliminate our exposure to foreign exchange fluctuations.

Certain transactions effected in the second and third quarters of 2015 will have a substantial adverse effect on our financial position and operating results for the year ending December 31, 2015.

In the second, third and fourth quarters of 2015 we issued over 7.9 million shares of our common stock in non-cash transactions; 5,681,558 shares to Monster, Inc. further to an amended license agreement with Monster, Inc. and 2,250,000 shares to David Clarke further to a consulting contract and his agreement to serve as Executive Chairman of the Board. In addition, we issued Noel Lee a warrant to purchase up to 2,840,779 shares of our common stock at a per share exercise price of $1.00 further to an advisory board agreement. As a result, we expect to incur significant stock-based compensation expense for the year ending December 31, 2015. While these charges are non-cash in nature, they will have the effect of increasing our anticipated net loss for 2015 which may have an adverse effect on the trading price of our common stock.

Risks Related to This Offering and Ownership of Our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no market for shares of our common stock. An active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into collaborations or acquire companies or products by using our shares of common stock as consideration. The market price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the success of competitive products or technologies;
•	actual or anticipated changes in our growth rate relative to our competitors;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
•	regulatory or legal developments in the United States and other countries;
•	the recruitment or departure of key personnel;
•	the level of expenses;
•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	inconsistent trading volume levels of our shares;
•	announcement or expectation of additional financing efforts;
•	sales of our common stock by us, our insiders or our other stockholders;
•	market conditions in the technology sectors; and
•	general economic, industry and market conditions.

In addition, the stock market in general, and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of these risks or any of a broad range of other risks, including those described in these “Risk Factors,” could have a dramatic and material adverse impact on the market price of our common stock.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates together beneficially owned over   % of our voting stock and, upon consummation of this offering, that same group will together hold approximately     % of our outstanding voting stock. These stockholders may be able to substantially determine the outcome of all matters requiring stockholder approval. For example, these stockholders may be able to substantially control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $     per share, based on an assumed initial public offering price of $     per share, which is the midpoint of the range set forth on the cover page of this prospectus. Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own, as a result of such investment, only approximately     % of the shares of common stock outstanding immediately following this offering.

As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. Further, because we may need to raise additional capital to fund our anticipated level of operations, we may in the future sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of equity or equity-linked securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in further dilution to investors.

We are an “emerging growth company” and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our common stock being less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company, which in certain circumstances could be for up to five years. We will cease to be an “emerging growth company” upon the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering, (2) the last day of the first fiscal year in which our annual gross revenues are $1 billion or more, (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities, and (4) the date on which we are deemed to be a “large accelerated filer” as defined in the Exchange Act.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We will incur increased costs as a result of being a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, insurance, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We intend to invest resources in connection with such adoption, and this investment may result in increased general and administrative expenses and may divert management’s time and attention from the marketing and sale of our products. In connection with this offering, we are securing directors’ and officers’ insurance coverage at a level that we believe is customary for similarly situated companies and adequate to provide us with insurance coverage for foreseeable risks, which will increase our insurance cost. In the future, it may be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

In addition, in order to comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, or SEC, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The Nasdaq Capital Select Market, or Nasdaq.

We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Prior to the completion of this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. During the course of preparing for this offering, we determined that we had a material weakness in our internal control over financial reporting as of December 31, 2013 and 2014 and June 30, 2015 relating to the design and operation of our closing and financial reporting processes.

For a discussion of our remediation plan and the actions that we have executed during 2014 and 2015, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting.” The actions we have taken are subject to continued review, supported by confirmation and testing by management. While we have implemented a plan to remediate this weakness, we cannot assure you that we will be able to remediate this weakness, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows. If we are unable to successfully remediate this material weakness, and if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with applicable Nasdaq listing requirements.

Our failure to remediate the material weakness identified above or the identification of additional material weaknesses in the future, could adversely affect our ability to report financial information, including our filing of quarterly or annual reports with the SEC on a timely and accurate basis. Moreover, our failure to remediate the material weakness identified above or the identification of additional material weaknesses could prohibit us from producing timely and accurate financial statements, which may adversely affect our stock price and we may be unable to maintain compliance with Nasdaq listing requirements.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of potential gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding      shares of common stock based on the number of shares outstanding as of June 30, 2015. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Stockholders holding an aggregate of      shares of our common stock have entered into lock-up agreements pursuant to which they agreed not to sell any of our shares for a period of six months from the effective date of this offering. As representative of the underwriters, Joseph Gunnar & Co. LLC may, in its sole discretion, allow early releases under the referenced lock-up restrictions provided however any such early release shall be made pro rata with respect to all such holders’ shares.

We have agreed to register all 5,681,558 shares of common stock held by Monster, Inc. upon demand. All of the shares involved in an effective registration statement may be freely sold and transferred, subject to any applicable lock-up agreement. We also intend to register all shares of common stock that we may issue under our equity compensation plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the market price of our common stock to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If we do not invest the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause the price of our common stock to decline.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, or remove our current management. These include provisions that:

•	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;
•	provide that all vacancies on our board of directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also satisfy requirements as to the form and content of a stockholder’s notice;
•	not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election; and
•	provide that special meetings of our stockholders may be called only by the board of directors or by such person or persons requested by a majority of the board of directors to call such meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management. Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may discourage, delay or prevent someone from acquiring us or merging with us whether or not it is desired by or beneficial to our stockholders. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Any provision of our Certificate of Incorporation or Bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to continue as a going concern;
•	our ability to successfully manage our business or achieve profitability;
•	our operating results, including our margins and negative cash flow;
•	our strategic relationship with Monster, Inc.;
•	our ability to successfully promote our brand and achieve strong brand recognition;
•	our ability to develop or maintain necessary strategic relationships;
•	our reliance on third party manufacturers;
•	customer relationships or customer demand for our products;
•	our ability to effectively manage our inventories, reduce our costs, introduce new products with higher average selling prices or increase our sales volume;
•	our ability to accurately forecast market and customer demand or to quickly adjust to forecast changes;
•	the cyclical nature of the consumer electronics industry;
•	the competitive nature of our markets and our ability to compete;
•	our reliance on distributors and retailers;
•	our reliance on a limited number of suppliers;
•	our exposure to price protection charges;
•	our use of proceeds from this offering;
•	our financial performance; and
•	developments and projections relating to our competitors and our industry.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risks and uncertainties.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, after the date of this prospectus, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of common stock of approximately $     million, based upon an assumed initial public offering price of $     per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ option to purchase additional shares of common stock is exercised in full, we estimate that we will receive net proceeds of approximately $     million, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.

We currently estimate that we will use the net proceeds from this offering for working capital to repay $1.96 million of promissory notes and $240,000 of interest due on such notes. The notes are due and payable on the earlier of October 2016 or the closing date of our initial public offering, and consist of $1.6 million loaned to our company and a 22.5% loan organization fee payable on maturity. Amounts actually loaned bear interest at a fixed amount of 15% of principal loaned, regardless of the time that the loan is outstanding. All principal, interest and fees are payable on the due date. The balance will be used for working capital, which will primarily consist of the funding of inventory and the hiring of additional marketing and sales personnel and for other general corporate purposes, which includes the cost of operating as a public company and the cost of potentially acquiring or licensing other products, businesses or technologies, although we have no present commitments for any such acquisitions or licenses.

This expected use of our net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds of this offering.

Pending our use of our net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and US government securities.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of June 30, 2015:

•	on an actual basis;
•	on an as adjusted basis to reflect, the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

You should read the information in this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, of Monster Digital included elsewhere in this prospectus. The data presented in the following table is for illustrative purposes only, does not purport to reflect what our actual financial position would have been in this offering (and the use of proceeds contemplated hereby) actually taken place on such date and is not necessarily indicative of our financial position as of the specified date or in the future.

	As of June 30, 2015 (in thousands, except share and per share data)
	Actual	As Adjusted(1)
Cash and cash equivalents	$106	$
Notes payable	$38	$
Preferred stock 10,000,000 shares authorized, no shares issued and outstanding
Stockholders’ equity:
Common stock, $0.0001 par value, 100,000,000 shares authorized; shares issued and outstanding, actual; 47,664,715 shares issued and outstanding, as adjusted; shares issued and outstanding, as further adjusted	5
Additional paid-in capital	17,440
Accumulated deficit	(21,411)
Total stockholders’ equity (deficit)	(3,966)
Total capitalization	$(3,928)	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as further adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible deficit as of June 30, 2015 was approximately $4.1 million, or $0.09 per share of common stock. Our historical net tangible deficit is the amount of our total tangible assets less our liabilities. Historical net tangible deficit per share is our historical net tangible deficit divided by 47,664,715 (the number of shares of common stock outstanding as of June 30, 2015). The as adjusted net tangible book value of our common stock as of June 30, 2015, was $     million, or $     per share. As adjusted net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock outstanding as of June 30, 2015.

After giving effect our receipt of the net proceeds from our sale of      shares of common stock at an assumed initial public offering price of $     per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, our as further adjusted net tangible book value as of June 30, 2015 would have been approximately $     million, or $     per share. This represents an immediate increase in as further adjusted net tangible book value of $     per share to our existing stockholders and an immediate dilution of $     per share to investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible deficit per share as of June 30, 2015	$0.09
Increase in historical net tangible book value per share attributable to new investors purchasing shares in this offering
Adjusted net tangible book value per share after giving effect to this offering
Dilution in as adjusted net tangible book value per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) the pro forma as adjusted dilution to new investors to $     per share, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase of 1,000,000 shares in the number of shares of common stock offered would increase the as further adjusted net tangible book value, as adjusted to give effect to this offering, to approximately $     per share and decrease the dilution to new investors to $     per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each decrease of 1,000,000 shares in the number of shares of common stock offered would decrease the as further adjusted net tangible book value, as adjusted to give effect to this offering, to approximately $     per share and increase the dilution to new investors to $     per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their option to purchase additional shares of common stock in full, the as further adjusted net tangible book value per share, as adjusted to give effect to this offering, would be $     per share, and the dilution in as further adjusted net tangible book value per share to investors in this offering would be $     per share.

The table below summarizes as of October 29, 2015, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	55,815,567	%	$	%	$
New investors		%		%	$
Totals		100.0%	$	100.0%

If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering. In this event, the total consideration paid by our existing stockholders would be approximately $     million, or     %, and the total consideration paid by our new investors would be $     million, or     %.

SELECTED FINANCIAL DATA

The following selected consolidated financial data of Monster Digital should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the audited consolidated financial statements and related notes of Monster Digital included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data of Monster Digital for the years ended December 31, 2014 and 2013 and the consolidated balance sheet data as of December 31, 2014 from the audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the six months ended June 30, 2015 and 2014 and the consolidated balance sheet data of as of June 30, 2015 of Monster Digital from the unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the unaudited interim consolidated financial statements. The historical results of Monster Digital are not necessarily indicative of the results to be expected in the future, and the interim results are not necessarily indicative of the results of Monster Digital that should be expected for the full year or for any other period.

	Year ended December 31,		Six months ended June 30,
	2013	2014	2014	2015
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$3,444	$11,343	$3,270	$2,718
Cost of goods sold	2,838	11,109	2,540	2,457
Gross profit	606	234	730	261
Operating Expenses:
Research and development	709	542	190	246
Selling and marketing	1,515	3,722	687	1,389
General and administrative	1,747	2,646	949	1,375
Loss from operations	(3,365)	(6,676)	(1,096)	(2,749)
Other expenses:
Interest and finance expense	66	1,661	256	630
Debt conversion expense		2,707	—	898
Loss before income taxes	(3,431)	(11,044)	(1,352)	(4,277)
Provision for income taxes	4	13	8	—
Net loss	$(3,435)	$(11,057)	$(1,360)	$(4,277)
Basic and diluted net loss per common share	$(0.09)	$(0.27)	$(0.03)	$(0.10)
Weighted-average common shares outstanding used to compute basic and diluted net loss per common share	39,611	41,592	39,606	44,758

	As of December 31, 2014	As of June 30, 2015
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$97	$106
Notes payable	35	38
Working capital (deficit)	(5,030)	(4,000)
Total assets	6,411	4,706
Accumulated deficit	(17,134)	(21,411)
Total stockholders’ equity (deficit)	(4,988)	(3,966)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus titled “Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

General

Our primary business focus is the design, development and marketing of premium products under the “Monster Digital” brand for use in high-performance computing and consumer and mobile product applications. We have invested significantly in building a broad distribution channel for the sale of products bearing the “Monster Digital” brand. As of June 30, 2015, our initial product entries of memory storage devices and peripherals are offered in over 15,000 locations globally. Our top four customers for our memory storage products for the six months ended June 30, 2015 were Walgreens (41%), Rite Aid (18%), InMotion (7%) and Fry’s (7%) and for the year ended December 31, 2014 were Sam’s Club (30%), Walgreens (22%), Rite Aid (15%) and Fry’s (7%). Our current focus is to leverage our distribution network through cooperating with Monster, Inc. to identify and market additional specialty and consumer electronics products.

Currently, our primary product offerings are as follows:

•	An action sports camera used in adventure sport, adventure photography and extreme-action videography which we intend to introduce before 2015 year end.
•	A line of ultra-small mobile external memory drive products for Apple iOS devices.
•	On-The-Go Cloud devices on an exclusive basis which create a wi-fi hot spot for multiple users while simultaneously allowing data to be viewed, played or transferred among the connected storage.
•	A broad selection of high-value memory storage products consisting of high-end, ruggedized Solid State Drives (“SSDs”), removable flash memory CompactFlash cards (“CF cards”), secured digital cards (“SD cards”) and USB flash drives.

Our license with Monster, Inc. allows us to manufacture and sell certain high-end products, utilizing the Monster premium brand name which is highly recognized by consumers for its high quality audio-video products. We work with our world-class subcontract manufacturers and suppliers to offer new and enhanced products that use existing technology and adopt new technologies to satisfy existing and emerging consumer demands and preferences. On the marketing side, we partner with Monster, Inc. to support the sales and marketing of these products on a global basis.

Historically, memory has been the most significant part of our business. It is a commodity that tends to be subject to price erosion. The average selling price (“ASP”) for our products reflects this tendency. The top ten products sold in the first six months of 2014 had a weighted average ASP of $15.24. These same ten products were sold in the first six months of 2015 with an ASP of $9.18. Using the Monster branding to quickly introduce new technologies to the market is designed to bring about the introduction of products that are not subject to the same level of downward pressure on pricing as is common with memory products.

Prior to 2012, our primary business focus was on selling and distributing non-branded memory module products used in computing and mobile devices. Our customers consisted principally of original equipment manufacturers (OEMs) and distributors. In 2012, through a long-term license agreement, we acquired the right to use the brand “Monster Digital”, after which our primary business focus became the design, development and marketing of premium memory storage products for use in high-performance computing and demanding consumer and mobile product applications. With a well-recognized brand to bring to the market, we have expanded our product offerings and have shifted away from OEM customers in favor of local, regional and national retailers and distributors. Our customer base has grown to over 60 customers. We have funded our operations to date primarily from cash flow from an accounts receivable factoring facility, purchase order financing facilities, loans from related parties and capital from the issuance of common stock and convertible notes.

We have experienced significant growth in the sale of our memory storage products, with revenue increasing from $3.4 million for the year ended December 31, 2013 to $11.3 million for the year ended December 31, 2014, representing year-over-year revenue growth of 229.4%.

Since our founding, we have invested heavily in growing our business. Our headcount increased from approximately 12 employees as of December 31, 2013 to over 20 employees as of June 30, 2015. We intend to continue to invest and expand our sales and marketing functions, including expanding our global network of retailers and distributors and carrying our associated marketing activities in key geographies. By investing in sales and technical training, demand generation and partner programs, we believe we can enable many of our partners to independently identify, qualify, sell and upgrade customers, with limited involvement from us. However, if we fail to effectively identify, train and manage our retail and distribution partners and to monitor their sales activity, as well as the customer support and services being provided to our customers in their local markets, our business, operating results, financial condition and cash flows could be harmed.

In addition, we intend to expand and continue to invest in our international operations, which we believe will be an important factor in our continued growth. Our revenue generated from customers outside of the United States was minimal for the year ended December 31, 2014 and for the six months ended June 30, 2015, as our international operations are relatively new and we have limited experience operating in foreign jurisdictions. Our inexperience in operating our business outside of the United States increases the risk that our international expansion efforts may not be successful.

As a result of our strategy to increase our investments in sales, marketing, support and international expansion, we expect to continue to incur operating losses and negative cash flows from operations at least in the near future and may require additional capital resources to execute strategic initiatives to grow our business.

Factors Affecting Our Performance

Ability to Fund Operations.

To date, we have incurred significant operating losses and substantial negative cash flow from operations. This is due in large part on our need to expend significant dollars on inventory and marketing efforts prior to the receipt of cash from the collection of our accounts receivable. We intend to continue to invest in sales and marketing efforts to grow our sales platform and improve operating results. In order to effectuate this growth, we must have significant cash resources available. Our business and results of operations will continue to depend on our ability to access adequate financial assets to fund our projected growth.

Investment in growth.  We have invested, and intend to continue to invest, in expanding our operations, increasing our headcount, developing our products to support our growth and expanding our infrastructure. We expect our total operating expenses to increase significantly in the foreseeable future to meet our growth objectives. We plan to continue to invest in our sales and support operations with a particular focus in the near term of adding additional sales personnel to further broaden our support and coverage of our existing customer base, in addition to developing new customer relationships. Any investments we make in our sales and marketing organization will occur in advance of experiencing any benefits from such investments, and the return on these investments may be lower than we expect. In addition, as we invest in expanding our operations internationally, our business and results will become further subject to the risks and challenges of international operations, including higher operating expenses and the impact of legal and regulatory developments outside the United States.

Adding New Customers and Expanding Sales to Our Existing Customer Base.  We intend to target new customers by continuing to invest in our field sales force and extending our relationships with existing distributors and retailers. We also intend to continue to target large customers organizations who have yet to offer our products. A typical initial order involves educating prospective customers about the technical merits and capabilities and potential cost savings of our products as compared to our competitors’ products. We believe that customer references have been, and will continue to be, an important factor in winning new business. We expect that a substantial portion of our future sales will be sales to existing customers, including expansion of their product offerings as we offer new products through the existing sales channel. Our business and results of operations will depend on our ability to continue to add new customers and sell additional products to our growing base of customers.

Promoting our Brand and Offering Additional Products.  Our future performance will depend on our continued ability to achieve brand recognition for our Monster Digital line of products. We plan to increase our marketing expenditures to continue to create and maintain prominent brand awareness. Also, our future performance will depend on our ability to continue to offer high quality, high performance and high functionality products through our network of retailers and distributors. We intend to continue to devote efforts to introduce new products including new versions of our existing product lines. We expect that our results of operations will be impacted by the timing, size and level of success of these brand awareness and product offering efforts.

Ability to Maintain Higher Average Selling Prices.  Our gross margins have been and will continue to be affected by a variety of factors, including the timing of changes in pricing, shipment volumes, new product introductions, changes in product mixes, changes in our purchase price of components and assembly and test service costs and inventory write downs, if any. We have experienced and expect to continue to experience price erosion over the life cycle of our products. This is due in large part to competitive pressures, customer demand and technological changes. Our goal is to strive to maintain gross profits for products that have a declining average selling price by continuing to focus on increased sales volume and looking to reduce operating costs. We also focus on managing our inventory to reduce our overall exposure to price erosion. In addition, we seek to introduce new products with higher gross margins to offset the effect of price erosion on other lines of products. Our business and results of operations will depend on our ability to reduce our exposure to declines in average selling prices.

Net sales

The principal factors that have affected or could affect our net sales from period to period are:

•	The condition of the economy in general and of the memory storage products industry in particular,
•	Our customers’ adjustments in their order levels,
•	Changes in our pricing policies or the pricing policies of our competitors or suppliers,
•	The addition or termination of key supplier relationships,
•	The rate of introduction and acceptance by our customers of new products,
•	Our ability to compete effectively with our current and future competitors,
•	Our ability to enter into and renew key corporate and strategic relationships with our customers, vendors and strategic alliances,
•	Changes in foreign currency exchange rates,
•	A major disruption of our information technology infrastructure,
•	Unforeseen catastrophic events, such as armed conflict, terrorism, fires, typhoons and earthquakes, and
•	Any other disruptions, such as labor shortages, unplanned maintenance or other manufacturing problems.

Cost of goods sold

Cost of goods sold primarily includes the cost of products that we purchase from third party manufacturers and sell to our customers. Additional packaging and assembly (labor) costs for certain product orders is also a component of costs of goods sold. Cost of goods sold is also affected by inventory obsolescence if our inventory management is not effective or efficient. We mitigate the risk of inventory obsolescence by stocking relatively small amounts of inventory at any given time, and relying instead on a strategy of manufacturing or acquiring products based on orders placed by our customers.

General and administrative expenses

General and administrative expenses relate primarily to compensation and associated expenses for personnel in general management, information technology, human resources, procurement, planning and finance, as well as outside legal, investor relations, accounting, consulting and other operating expenses.

Selling and marketing expenses

Selling and marketing expenses relate primarily to salary and other compensation and associated expenses for internal sales and customer relations personnel, advertising, outbound shipping and freight costs, tradeshows, royalties under a brand license, and selling commissions.

Research and development expenses

Research and development expenses consist of compensation and associated costs of employees engaged in research and development projects, as well as materials and equipment used for these projects, and third party compensation for research and development services. We do not engage in any long-term research and development contracts, and all research and development costs are expensed as incurred.

Other expenses

Interest and finance expense includes interest paid or payable to a finance company for outstanding borrowings, bank fees, purchase order finance fees, interest accrued on convertible debt, amortization of a debt discount that arose as a result of the issuance of warrants with convertible debt, and amortization of debt issuance costs. Debt conversion expense is a non-cash charge for the effect of an induced conversion of debt to equity.

Six Months ended June 30, 2015 Compared to Six Months ended June 30, 2014

Results of Operations

	Six months ended June 30,
	2015	2014
	(in thousands)
Net sales	$2,718	$3,270

Net sales for the six months ended June 30, 2015 decreased approximately 17% to $2.7 million from $3.3 million for the six months ended June 30, 2014. The most significant factor contributing to the reduction in net sales was a $943,000 reserve, or 21% of gross sales before allowances, which was charged against sales during the six months ended June 30, 2015. This reserve was established in connection with sales to a relatively new customer, a large retail entity. When product is first being introduced to such a customer, there is uncertainty regarding returns. We recorded the return reserve based upon past historical experience with this customer.

	Six months ended June 30,
	2015	2014
	(in thousands)
Cost of goods sold	$2,457	$2,540
Gross profit	$261	$730
Gross profit margin	9.6%	22.3%

Cost of goods sold decreased approximately $83,000, for the six months ended June 30, 2015 to $2.4 million, compared to $2.5 million for the six months ended June 30, 2014. As a percent of net sales, cost of goods sold increased to 90.4% in the six months ended June 30, 2015 from 77.7% for the six months ended June 30, 2014. The decrease in gross profit as a percentage of net sales is caused by a combination of factors, including product mix, customer mix, and specific pricing decisions. These factors can effect a significant change in gross profit as a percentage of net sales from one period to the next, particularly when sales are relatively low, which is typical of the first quarter of our operating year. Gross profit in the six months ended June 30, 2015 decreased to $261,000 from $730,000 in the six months ended June 30, 2014. Gross profit as a percentage of net sales was 9.6% in the six months ended June 30, 2015, compared to 22.3% in the six months ended June 30, 2014.

	Six months ended June 30,
	2015	2014
	(in thousands)
Selling and marketing (“S & M”)	$1,389	$687
General and Administrative (G&A)	$1,375	$949

S & M for the six months ended June 30, 2015 increased approximately 102%, to $1.4 million, compared to $687,000 for the six months ended June 30, 2014. The increase is consistent with our new focus on retail channels in order to increase sales. Selling costs include certain variable amounts based on sales such as selling commissions, outbound shipping and royalties. Those costs incurred for the six months ended June 30, 2015 were $415,000 compared to $350,000 in the six months ended June 30, 2014. In the six months ended June 30, 2015, we incurred additional personnel costs in our sales and marketing functions compared to the six months ended June 30, 2014 as anticipated a ramp up in sales. Such internal workforce provides customer support, among other functions. The increase in such costs were approximately $0.2 million in the six months ended June 30, 2015.

General and administrative expenses for the six months ended June 30, 2015 increased by approximately 45% to $1.4 million compared to $949,000 in the six months ended June 30, 2014. The increase is attributable to the growth in our sales during 2014, which required us to broaden our infrastructure to support the business growth. Consequently, for the six months ended June 30, 2015 we employed more personnel in our purchasing, finance and administrative functions as compared to the same period in 2014. We will continue to assess our infrastructure requirements as sales continue to increase. We expect that our general and administrative spending will increase at a modest rate as revenues increase, but as a percentage of sales will decline as sales increase.

	Six months ended June 30,
	2015	2014
	(in thousands)
Research and development (“R&D”)	$246	$190

R & D for the six months ended June 30, 2015 increased approximately 29% to $246,000, compared to $190,000 for the six months ended June 30, 2014. Our R&D function is managed by one employee, and we use the services of third party software engineers to complement our needs on a product-by-product basis if and when needed. With respect to our products, the basic functional technology we use changes very little over time, therefore, our R&D spending is primarily related to enhancing existing functionality, introducing new functions within existing products, and designing and engineering new products largely with existing proven technology. We do not expect that R&D costs as a percentage of sales will be significant for the foreseeable future.

	Six months ended June 30,
	2015	2014
	(in thousands)
Interest and finance expense	$630	$256
Debt conversion expense	$898	$—

For the six months ended June 30, 2014 we had interest bearing debt and incurred approximately $122,000 in borrowing costs. Another $116,000 pertained to the amortization of debt issuance costs incurred to secure our credit facility in 2013. For the six months ended June 30, 2015, interest and finance expense consisted primarily of the amortization of deferred debt issuance costs and interest incurred under the credit facility. Debt conversion expense of $898,000 was a non-cash expense incurred as an inducement for the exchange of our convertible notes and warrants further to our exchange offer, with a corresponding credit to paid in capital.

	Six months ended June 30,
	2015	2014
	(in thousands)
Income tax provision	$—	$8

Income tax expense for the six months ended June 30, 2015 and 2014 consists of state income taxes due or paid in the states in which we operate. We have not recognized a deferred tax benefit for the operating losses generated during the periods due to the uncertainty that we will generate taxable income in the future that will allow us to utilize the benefit.

Financial Condition

Liquidity and Capital Resources

Our primary sources of liquidity throughout the six months ended June 30, 2015 and 2014 have been cash raised in private placements of common stock and notes payable, an accounts receivable factoring credit facility, and a purchase order finance facility. In addition, from time to time, we have obtained short-term, non-interest bearing loans from a related party to complement our working capital needs.

In June 2015, we secured an accounts receivable financing facility with Bay View Funding. The new contract provides for maximum funding of $4.0 million and a factoring fee of 1.35% for the first 30 days and .45% for each 10-day period thereafter that the financed receivable remains outstanding. As of June 30, 2015, the balance owed on this facility was $1.5 million.

As of June 30, 2015, we have one purchase order (“PO”) finance facility in place. When we receive a firm purchase order from our customer, we will prepare a purchase order to our offshore supplier. We then submit all documentation to our PO financer who in turn will establish a standby letter of credit on our behalf for the benefit of our offshore supplier. Once the standby letter of credit is in place, our supplier will initiate production of our order. Upon completion of our PO, our PO financer will remit payment to our offshore supplier, at which time we ship the product to our customer and present our invoice to them. At the same time, we may submit the invoice to our credit provider, as described in the previous paragraph, and the credit provider will remit to the PO financer the amount owed for the purchase transaction.

In October 2015, we issued $1.96 million of promissory notes. The notes are due and payable on the earlier of October 2016 or the closing date of our initial public offering and consist of $1.6 million loaned to the company and a 22.5% loan originated fee payable on maturity. Amounts actually lent bear interest at a fixed amount of 15% of principal loaned, regardless of the time that the loan is outstanding. All principal, interest and fees are payable on the due date.

Discussion of Cash Flows

	Six months ended June 30,
	2015	2014	Change
	(in thousands)
Net cash provided by (used in) operating activities	$(160)	$(2,689)	$2,529
Net cash used in investing activities	—	—	—
Net cash provided by (used in) financing activities	169	2,727	(2,558)
Net increase (decrease) in cash	$9	$38	$(29)

Operating Activities

Net cash used in operating activities in the six months ended June 30, 2015 was approximately $160,000, due to the collection of accounts receivable of $3.0 million and increased use of vendor credit of $1.5 million, offset by the net loss of $4.3 million and a $1.2 million increase in inventory during the period. The net loss also included non-cash charges totaling approximately $463,000 for the amortization of debt issuance costs and a debt to equity conversion expense of $898,000. The decrease in accounts receivable is reflective of 31 days of sales outstanding for the six months ended June 30, 2015 as compared to 80 days sales outstanding for the six months ended June 30, 2014. The increase in inventory is primarily related to returns and the inventory turnover ratio was .77 for the six months ended June 30, 2015 as compared to 2.49 for the six months ended June 30, 2014.

Investing Activities

Our current operating structure does not depend upon a significant investment in capital equipment or operating facilities. Substantially all of our manufacturing is conducted offshore by third party manufacturers. Our office and warehouse facilities are leased under a three-year operating lease. For the six months ended June 30, 2015 and 2014, we used no cash in investing activities.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2015 was approximately $169,000. There was net repayment of approximately $3.5 million of our accounts receivable credit facility as a result of the collection of accounts receivable, as indicated above. In 2015, we continued to receive funding through the issuance of convertible debt under the private placement offering that began in 2014. In 2015, an additional net total of $1.6 million was raised under this offering, and the offering has been closed. In March 2015, we initiated a common stock purchase rights offering for the issuance of up to $4.8 million of equity. Through June 30, 2015, a net total of $2.6 million has been raised under this offering.

Debt Instruments

As of June 30, 2015, debt instruments consist of two convertible notes payable with a total principal amount of $38,000, due in May and June 2015. All other notes and related warrants issued in connection with the private placement of convertible debt in 2014 and 2015 have converted to equity as of June 30, 2015 pursuant to an exchange offer.

Year 2014 Compared to Year 2013

Results of Operations

Summary of the Year Ended December 31, 2014

•	Net sales for 2014 increased to $11.3 million compared to $3.4 million in 2013;
•	Gross profit for 2014 was $.2 million, or 2.1% of net sales, from $0.6 million, or 17.6% of net sales, in 2013;
•	Operating expenses, as a percentage of net sales, decreased to 60.9% for 2014 compared to 115.3% for 2013;
•	Net loss attributable to common stockholders for 2014 was $11.1 million, or $0.27 per diluted share, from $3.4 million, or $0.09 per diluted share, in 2013; and
•	Cash used in operations for 2014 was $7.5 million, an increase from $3.9 million used in 2013.

The following table sets forth, for the periods indicated, the percentage that certain items in the statement of operations bear to net sales and the percentage dollar increase (decrease) of such items from year to year.

	Percent of net sales year ended December 31,
	2014	2013
Net sales	100%	100%
Cost of goods sold	(97.9)	(82.4)
Gross profit	2.1	17.6
Operating expenses	(60.9)	(115.3)
Income (loss) from operations	(58.8)	(97.7)
Interest and finance expense	14.7	1.9
Debt conversion expenses	23.9	0.0
Income (loss) before income taxes	(97.4)	(99.6)
Income tax provision	(.1)	(.1)
Net income (loss)	(97.5)	(99.7)

The following discussion explains in greater detail our consolidated operating results and financial condition. This discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	Year ended December 31,
	2014	2013
	(in thousands)
Net sales	$11,343	$3,444

Net sales in 2014 increased approximately 229% to $11.3 million from $3.4 million in 2013. The increase in net sales is attributable in part to an increase in the number of product units sold (from 244,000 to 826,000). The net working capital that we raised through the issuance of convertible notes beginning in the second quarter of 2014 and through the end of 2014, and the working capital provided through a new credit facility in November 2013 allowed us to expand our product offerings.

	Year ended December 31,
	2014	2013
	(in thousands)
Cost of goods sold	$11,109	$2,838
Gross profit	$234	$606
Gross profit margin	2.1%	17.6%

Cost of goods sold increased approximately 291% in 2014 to $11.1 million, compared to $2.8 million in 2013. As a percent of net sales, cost of goods sold increased from 82.4% in 2013 to 97.9% in 2014. The increase in the percentage costs of goods sold (and therefore a decrease in the gross profit margin), was due primarily to our customer base in 2014 as compared to 2013. In 2014, we began selling to several large national retailers in the third and fourth quarters of 2014. In order to establish these new relationships, we offered abnormally large discounts in the form of market development credits (MDF credits) and other liberal allowances during the year. These allowances, along with price protection and return allowance, which effectively reduced the selling prices to these customers, totaled $3.4 million, or 21% of gross sales before these allowances, during 2014. The comparable amounts allowed in 2013 to all of our customers was approximately $0.5 million or 13% of gross sales. While we generally offer MDF credits to certain of our customers through written contracts (which generally range from 3% to 5% of invoice price), our larger national retail customers may receive additional allowances as requested, negotiated and agreed to from time to time. As our relationships with these larger retail customers mature, we expect that the amount of allowance as a percentage of sales will decrease significantly.

	Year ended December 31,
	2014	2013
	(in thousands)
Selling and marketing (“S & M”)	$3,722	$1,515
General and administrative (“G&A”)	2,646	1,747

S & M in 2014 increased approximately 146%, to $3.7 million, compared to $1.5 million for 2013. The increase is consistent with our new focus on retail channels. Selling costs include certain variable amounts based on sales such as selling commissions, outbound shipping costs and royalties. Those costs incurred in 2014 were $1.3 million compared to $0.3 million in 2013. In 2014, we incurred abnormally high selling and marketing costs to establish initial customer relationships with a large national retailer. These one-time customer relationship costs incurred in 2014 are estimated to be $0.6 million. Also in 2014, we incurred additional personnel costs in our sales and marketing functions compared to 2013 as we ramped up sales. Such internal workforce provides customer support, among other functions. The increase in such costs were approximately $0.3 million in 2014.

General and administrative expenses in 2014 increased by approximately 51% to $2.7 million in 2014 compared to $1.7 million in 2013. The increase is attributable to the growth in our sales, which required us to broaden our infrastructure to support the business growth. Additionally, provisions for doubtful accounts increased by $0.3 million due to the increase in sales and number of customers.

	Year ended December 31,
	2014	2013
	(in thousands)
Research and development (“R&D”)	$542	$709

R&D for 2014 decreased approximately 24% to $.5 million, compared to $.7 million for 2013, primarily due to the completion of certain development projects in 2013.

	Year ended December 31,
	2014	2013
	(in thousands)
Interest and finance expense	$1,661	$66
Debt conversion expense	2,707	—

In 2013 we had interest bearing debt for only a portion of the year, and the $66,000 incurred relates primarily to charges on outstanding borrowings of approximately $26,000 and approximately $40,000 in the amortization of debt issuance costs incurred to secure credit facilities in 2013. In 2014 we had a financing facility in place for the full year and incurred charges related to outstanding borrowings and transaction fees. Also in 2014, we entered into two purchase order financing contracts which allowed us to initiate purchase orders from offshore vendors. We expensed approximately $382,000 in fees related to these financing contracts in 2014. Also in 2014, we raised approximately $3.7 million of convertible debt with detachable warrants. The estimated fair value of the warrants was classified in equity, which effectively created a discount to the debt raised in the offering. The debt discount and the debt issuance costs incurred in 2014 were amortized using the effective interest method over the one-year term of the notes, which resulted in a charge to earnings of approximately $1.1 million. In addition, interest accrued on the convertible notes at the stated rate of 6% amounted to approximately $.1 million in 2014, with no corresponding amount incurred in 2013. In December 2014, approximately $3.4 million of our convertible notes were converted to common stock pursuant to an exchange offer (induced conversion). As a result, all but $35,000 of debt was converted to equity as of December 31, 2014. In connection with the conversion, we recognized a non-cash charge to earnings of $2,707,000, with a corresponding credit to paid-in capital.

	Year ended December 31,
	2014	2013
	(in thousands)
Income tax provision	$13	$4

Income tax expense in 2013 and 2014 consists of minimum state income taxes due in the states in which we operate. We have not recognized a deferred tax benefit for the operating losses generated in 2014 or prior due to the uncertainty that we will generate taxable income in the future that will allow us to utilize the benefit.

Financial Condition

Liquidity and Capital Resources

Our primary sources of liquidity throughout 2014 and 2013 have been cash raised in private placements of common stock and convertible notes payable, an accounts receivable factoring credit facility, and purchase order finance facilities. In addition, from time to time, we have obtained very short-term, non-interest bearing loans from a related party to complement our working capital needs.

As of December 31, 2014, we had a credit facility which allowed us to factor certain of our accounts receivable. The maximum amount of credit available under this facility was $8.0 million. The maximum amount that we used under this facility in 2014 was approximately $5.5 million. Under this facility, we may present to the credit provider our customers’ invoices for financing. Upon acceptance of the invoice by the credit provider, we assign all rights to the collection to the credit provider, and the credit provider in turn advances us a percentage of the face amount of the invoice (e.g: 80%). The advance is used to repay the purchase order financer (see below), with any excess being remitted to us. We instruct all of our customers to make payment to the credit provider. Any payments received by the credit provider that have not been financed are remitted to us in full by the credit provider. Any payments received that have been financed are retained by the credit provider, and the amount received, less the amount financed, transaction fees, interest, and other finance charges by the credit provider are remitted to us. As of December 31, 2014, approximately $5.0 million was outstanding. In March 2015, Marquette Commercial Finance notified us of its intent to terminate the factoring contract described above and that it will continue to finance sales transactions with specific customers until such time that we are able to establish a credit facility with a different finance company.

In June 2015, we secured an accounts receivable financing facility with Bay View Funding. The new contract provides for maximum funding of $4.0 million and a factoring fee of 1.35% for the first 30 days and .45% for each 10-day period thereafter that the financed receivable remains outstanding. Upon the execution of this contract, the balance owed to Marquette Commercial Finance was repaid and that contract was terminated.

As of December 31, 2014, we had one purchase order finance facility in place. When we receive a firm purchase order from our customer, we will prepare a purchase order to our offshore supplier. We then submit all documentation to our P.O. financer who in turn will establish a standby letter of credit on our behalf for the benefit of our offshore supplier. Once the standby letter of credit is in place, our supplier will initiate production of our order. Upon completion of our purchase order, our purchase order financer will remit payment to our offshore supplier, at which time we ship the product to our customer and present our invoice to them. At the same time, we may submit the invoice to our credit provider, as described in the previous paragraph, and the credit provider will remit to the P.O financer the amount owed for the purchase transaction.

In 2014 and 2013, the net amount of cash we received from our credit facilities, the private placement of common stock and issuance of convertible debt totaled $7.3 million and $3.7 million, respectively. We currently rely on third-party suppliers to manufacture our products to our specifications. As such, historically our capital expenditures on plant and equipment have been nominal and are expected to continue as such for the foreseeable future.

Discussion of Cash Flows

	Year ended December 31,
	2014	2013	Change
	(in thousands)
Net cash used in operating activities	$(7,452)	$(3,872)	$(3,580)
Net cash used by investing activities	—	—	—
Net cash provided by financing activities	7,548	3,811	3,737
Net increase (decrease) in cash	$96	$(61)	$157

Operating Activities

Net cash used in operating activities in 2014 was approximately $7.5 million, due primarily to a net loss of $11.1 million, partially offset by non-cash finance and other charges of approximately $3.9 million pertaining to convertible debt issued in 2014. We used approximately $3.1 million of cash with the increase in customer accounts receivable, while we were leveraged our trade payables by $2.9 million.. In addition, accrued expenses increased by approximately $1.3 million.

Net cash used in operating activities increased by approximately $3.6 million from 2013 to 2014. This increase resulted primarily from an increase in our receivables which was partially offset by an increase in our accounts payable and accrued expenses.

Investing Activities

Our current operating structure does not depend upon a significant investment in capital equipment or operating facilities. Substantially all of our manufacturing is conducted offshore by a third party manufacturer. Our office and warehouse facilities are leased under a three-year operating lease. For 2013 and 2014, we used no cash in investing activities.

Financing Activities

Net cash provided by financing activities in 2014 was approximately $7.6 million, due primarily to net proceeds from the issuance of convertible debt of $2.8 million, net of issuance costs of $.6 million, and net borrowings under an accounts receivable factoring credit facility of approximately $4.5 million. In 2015, we continued to receive funding through the issuance of convertible debt under the private placement offering that began in 2014. In 2015, an addition net total of approximately $1.4 million has been raised under this offering, and the offering has been closed. In March 2015, we initiated a common stock purchase rights offering for the issuance of up to $4.8 million of equity. Through August 7, 2015, a net total of $3.2 million has been raised under this offering.

Net cash provided by financing activities for 2013 was approximately $3.8 million, due primarily to a raise of $3.0 million, net of issuance costs of $.9 million, in a private placement of common stock. In addition, we realized an increase in cash of approximately $.7 million under the accounts receivable financing facility that was established in 2013.

Debt Instruments

As of December 31, 2014, debt instruments consist of two convertible notes payable with a total principal amount of $38,000, due in 2015. All other notes and related warrants issued in connection with the private placement of convertible debt in 2014 have converted to equity as of December 31, 2014, pursuant to an exchange offer submitted to all note holders of record as of December 31, 2014.

Operating and Capital Expenditure Requirements

We have not achieved profitability since our inception and we expect to continue to incur net losses for the foreseeable future. We expect our cash expenditures to increase in the near term as we fund our future growth. Following this offering, we will be a publicly traded company and will incur significant legal, accounting and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules adopted by the Securities and Exchange Commission, or SEC, and the NASDAQ Stock Market, requires public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Based on our business and development plans and our timing expectations related to the progress of our products, we expect that the net proceeds from this offering, together with our existing cash and cash equivalents as of June 30, 2015, will enable us to fund our operating expenses and capital expenditure requirements through the end of 2016. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products; the expenses needed to attract and retain skilled personnel; and the timing and success of this offering. Until such time, if ever, as we can generate more substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings.

We will need to raise substantial additional financing in the future to fund our operations. In order to meet these additional cash requirements, we may seek to sell additional equity or convertible securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of convertible securities, these securities could have rights senior to those of our common stock and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. If we raise additional funds through collaboration and licensing agreements with third parties, it may be necessary to relinquish valuable rights to our product candidates, technologies or future revenue streams or to grant licenses on terms that may not be favorable to us. Please see “Risk Factors” for additional risks associated with our substantial capital requirements.

Contractual Obligations and Commitments

The following is a summary of our long-term contractual cash obligations as of December 31, 2014 (in thousands):

Contractual Obligations	Total	less than One year	1 – 3 Years	3 – 5 years	More than 5 years
Inventory-related commitments(1)	$95	$95	$—	$—	$—
Royalty obligations(2)	2,400	200	700	1,500	—
Long-term debt obligations(3)	35	35	—	—	—
Operating lease obligations(4)	378	126	252	—	—
Total contractual obligations	$2,908	$456	$952	$1,500	$—

(1)	Represents outstanding purchase orders for inventory that we have placed with our suppliers as of December 31, 2014.
(2)	This table does not include any other royalty payments that may become payable to Monster, Inc. under our license agreement above and beyond the minimum amounts owed and more than five years because the timing and likelihood of such payments are not known.
(3)	Amount represents principal and interest cash payments over the life of the debt obligations, including anticipated interest payments that are not recorded on our balance sheet.
(4)	Operating lease obligations reflect our obligations pursuant to the terms of a lease agreement entered into in October 2014 for our office space located in Simi Valley, California.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by applicable SEC rules and regulations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. On an on-going basis, we evaluate our estimates, which are based upon historical experiences, market trends and financial forecasts and projections, and upon various other assumptions that management believes to be reasonable under the circumstances at that certain point in time. Actual results may differ, significantly at times, from these estimates under different assumptions or conditions.

We believe the following critical accounting policies and estimates affect the significant estimates and judgments we use in the preparation of our consolidated financial statements, and may involve a higher degree of judgment and complexity than others.

Revenue recognition

Net sales (revenue) are recognized when there is persuasive evidence that an arrangement exists, when delivery has occurred, when the price to the buyer is fixed or determinable and when collectability of the receivable is reasonably assured. These elements are met when title to the products is passed to the buyers, which is generally when product is delivered to the customer and the customer has accepted delivery.

Certain customers have limited rights of return and/or are entitled to price adjustments on products held in their inventory. We reduce net sales in the period of sale for estimates of product returns, price adjustments and other allowances. Our reserve estimates are based upon historical data as well as projections of sales, customer inventories, price adjustments, average selling prices and market conditions. Price protection is calculated on a product by product basis. The objective of price protection is to mitigate returns by providing retailers with credits to ensure maximum consumer sales. Price protection is granted to retailers after they have presented the company an affidavit of existing inventory. Actual returns and adjustments could be significantly different from our estimates and provisions, resulting in an adjustment to net sales.

Inventories

Inventory is stated at the lower of cost or market, with cost being determined on the weighted average cost method of accounting. We purchase finished goods and materials to assemble kits in quantities that we anticipate will be fully used in the near term. Changes in operating strategy, customer demand, and fluctuations in market values can limit our ability to effectively utilize all products purchased and can result in finished goods with above-market carrying costs which may cause losses on sales to customers. Our policy is to closely monitor inventory levels, obsolescence and lower market values compared to costs and, when necessary, reduce the carrying amount of inventory to market value. As of December 31, 2013 and 2014, inventory on hand was comprised primarily of finished goods ready for sale and packaging materials.

Share-based compensation/Warrants valuation

We use the Black-Scholes model to determine the fair value of stock options and stock purchase warrants on the date of grant. The amount of compensation or other expense recognized using the Black-Scholes model requires us to exercise judgment and make assumptions relating to the factors that determine the fair value of our share-based grants. The fair value calculated by this model is a function of several factors, including the grant price, the expected future volatility, the expected term of the option or warrant and the risk-free interest rate correlating to the term of the option or warrant. The expected term is derived using the simplified method provided in Securities and Exchange Commission release Staff Accounting Bulletin No. 110 which averages an awards weighted average vesting period and contractual term for “plain vanilla” share options. The expected volatility is estimated by analyzing the historic volatility of similar public companies. The risk-free rate of return reflects the weighted average interest rate offered for US treasury rates over the expected life of options or warrants. The expected term and expected future volatility requires our judgment. In addition, we are required to estimate the expected forfeiture rate and only recognize a cost or expense for those stock options or warrants expected to vest.

Fair value measurements

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Fair value is based on a hierarchy of valuation techniques, which is determined on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Quoted prices for identical instruments in active markets.
Level 2:	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

All stock options and stock purchase warrants are valued under methods of fair value under the Level 3 tier, as described above.

Factors included in the valuation of common stock underlying stock options and warrants include the present value of future cash flows, capital structure, valuation of comparable companies, existing licensing agreements and the growth prospects for our product line. These factors were incorporated into an income approach and a market approach in order to derive an overall valuation of the Company’s common stock of $0.37. Such a valuation is dependent upon estimates that are highly complex and subjective and will not be necessary once the shares underlying stock options and warrants begin trading.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 1 of Notes to Consolidated Financial Statements beginning on page F-8 contained elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Risk

We face potential exposure to adverse movements in foreign currency exchange rates, primarily in Asia, due to the fact that we source substantially all of our products in Taiwan, Hong Kong, and China. Although we currently transact all purchases in U.S. dollars and therefore do not engage in any currency hedging activities, an adverse change in the currency exchange rate in those countries could adversely affect the price at which our suppliers would be willing to sell to us. Our foreign currency risk may change over time as the level of activity in foreign markets grows and could have a material adverse impact upon our financial results.

Interest Rate Risk

We have a credit facility with a U.S. based financing company. Borrowings under the facility are subject to a variable rate of interest, and subject to a minimum of interest rate 6.75%. Throughout 2014, the minimum interest rate of 6.75% was in effect. A rise in interest rates could have an adverse impact upon our cost of working capital and our interest expense. As a matter of policy, we do not enter into derivative transactions for hedging variable rate interest or for speculative purposes. As of June 30, 2015, our outstanding principal debt included $1.5 million outstanding under our accounts receivable financing facility. Based on our average borrowing under the facility in 2014, an increase in the variable interest rate by 1.0% would have caused an increase of our interest expense by approximately $9,000. A decrease in the variable rate would have no impact on interest expense because of the minimum interest rate provision.

Inflation Risk

Inflation did not have a material effect on net sales or net loss in 2014. A significant increase in inflation could have a significant detrimental impact on our future performance since our products are ultimately purchased by individual consumers whose discretionary spending is influenced by the effects of inflation. We are unable to quantify the potential effects that various rates of inflation could have on our operating performance.

Credit Risk

The success of our business depends, among other factors, on the strength of the North American and global economies and the stability of the financial markets, which in turn affects end users’ demand for our products and therefore our customers’ demand for our products. We provide credit to customers in the ordinary course of business and perform initial and ongoing credit evaluations, while at times providing extended terms. We believe that our exposure to concentrations of credit risk with respect to trade receivables is largely mitigated by dispersion of our customers over various geographic areas. We believe our allowance for doubtful accounts is sufficient to cover customer credit risks.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes: maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management’s authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Furthermore, our controls and procedures can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls or procedures, and misstatements due to error or fraud may occur and not be detected on a timely basis.

Our management has determined that we had a material weakness in our internal control over financial reporting as of December 31, 2013 and 2014 and June 30, 2015 relating to the design and operation of our closing and financial reporting processes. We have concluded that this material weakness in our internal control over financial reporting is due to the fact that we do not yet have the appropriate resources with the appropriate level of experience and technical expertise to oversee our closing and financial reporting processes.

In order to remediate this material weakness, we have taken the following actions:

•	we have hired a full-time chief financial officer;
•	we have hired and are continuing to actively seek additional accounting and finance staff members to augment our current staff and to improve the effectiveness of our closing and financial reporting processes; and
•	we are formalizing our accounting policies and internal controls documentation and strengthening supervisory reviews by our management.

In connection with the initiatives we implemented to remediate the material weakness, we expect to incur additional compensation expense as we hire additional financial accounting staff and improve our accounting and financial reporting systems. The initiatives we have implemented are subject to continued management review supported by confirmation and testing, as well as audit committee oversight. We expect to complete the measures above within approximately 90 to 120 days after upon the completion of this offering and will continue to implement measures to remedy our internal control deficiencies in order to meet the reporting requirement of Section 404 of the Sarbanes-Oxley Act of 2002. However, we cannot be certain that the measures we have taken or might take in the future will ensure that we will maintain adequate controls over our financial processes and reporting in the future.

Notwithstanding the material weakness that existed as of December 31, 2013 and 2014 and June 30, 2015, our management has concluded that the consolidated financial statements included elsewhere in this prospectus present fairly, in all material respects, our financial position, results of operation and cash flows in conformity with GAAP.

If we fail to fully remediate this material weakness or fail to maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause our stock price to decline. Our independent registered public accounting firm has not assessed the effectiveness of our internal control over financial reporting and, under the JOBS Act, will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an “emerging growth company,” which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected.

EMERGING GROWTH COMPANY STATUS

We are an “emerging growth company” as defined in the JOBS Act, and therefore we may take advantage of certain exemptions from various public company reporting requirements. As an “emerging growth company:”

•	we will present no more than two years of audited financial statements and no more than two years of related management’s discussion and analysis of financial condition and results of operations;
•	we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;
•	we will provide less extensive disclosure about our executive compensation arrangements; and
•	we will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

However, we are choosing to irrevocably opt out of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards. We will remain an “emerging growth company” for up to five years, although we will cease to be an “emerging growth company” upon the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering, (2) the last day of the first fiscal year in which our annual gross revenues are $1 billion or more, (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities, and (4) the date on which we are deemed to be a “large accelerated filer” as defined in the Exchange Act.

BUSINESS

Our primary business focus is the design, development and marketing of premium products under the “Monster Digital” brand for use in high-performance consumer electronics, mobile product and computing applications. Our license with Monster, Inc. allows us to manufacture and sell certain high-end products utilizing the “Monster Digital” brand name; Monster, Inc. is highly recognized by consumers for its high quality audio-video products. We work with our subcontract manufacturers and suppliers to offer new and enhanced products that use existing technology and adopt new technologies to satisfy existing and emerging consumer demands and preferences. On the marketing side, we partner with Monster, Inc. to support the sales and marketing of these products on a global basis.

We have invested significantly in building a broad distribution channel for the sale of products bearing the “Monster Digital” brand. As of June 30, 2015, our initial product entries of memory storage devices and peripherals are offered in over 15,000 locations globally. Our top four customers for our memory storage products for the six months ended June 30, 2015 were Walgreens (41%), Rite Aid (18%), InMotion (7%) and Fry’s (7%) and for the year ended December 31, 2014 were Sam’s Club (30%), Walgreens (22%), Rite Aid (15%) and Fry’s (7%). Our current focus is to leverage our distribution network through cooperating with Monster, Inc. to identify and market additional specialty and consumer electronics products.

Currently, our primary product offerings are as follows:

•	An action sports camera used in adventure sport, adventure photography and extreme-action videography which we intend to introduce before 2015 year end.
•	A line of ultra-small mobile external memory drive products for Apple iOS devices.
•	On-The-Go Cloud devices on an exclusive basis which create a wi-fi hot spot for multiple users while simultaneously allowing data to be viewed, played or transferred among the connected storage.
•	A broad selection of high-value memory storage products consisting of high-end, ruggedized Solid State Drives (“SSDs”), removable flash memory CompactFlash cards (“CF cards”), secured digital cards (“SD cards”) and USB flash drives.

Products

Action Sports Camera

Market

Action cameras are used to capture extreme action sports or activities. Action cameras are more convenient than traditional analog cameras for capturing action and sports. Regular cameras are typically incapable of capturing high-speed actions and are not designed for rugged conditions, including extreme weather. In contrast, action cameras are compact, lightweight, designed for rugged conditions, and can be worn on the person, or are mountable on vehicles. These cameras can capture high-speed and high-quality images. Professional applications include the use of action cameras by professionals for sports, training, government agencies, and movies; casual applications are primarily personal use, which includes adventure tourism, photography, and shooting short films.

According to Technovio, the global action camera market is experiencing a period of substantial growth, with revenues increasing 41.82% in 2014. In terms of volume, Technovio states that the action camera market shipped 7.63 million units in 2014 and is expected to increase to 21.54 million units by 2019, growing at a compounded annual growth rate of 23.07%. The report states that the global action camera market was valued at $1.99 billion in 2014 and is expected to reach $5.72 billion by 2019, growing at a compounded annual growth rate of 23.51%.

We believe the following factors continue to drive the growth of action camera sales:

•	The fascination of capturing adventure activities on camera primarily driven by demands from enthusiasts of extreme sports. The advanced features of action cameras enable them to capture high-speed movement both as stills and as video.

•	The popularity of social networking sites, increased penetration of social media and the growing popularity of adventure sports. End-users share images and videos of their sports activities captured through action cameras on these sites, which has boosted the demand for action cameras as they provide superior quality images and videos. Growth in adventure tourism such as skydiving, snowboarding, extreme skiing and mountain biking is another factor driving market growth.
•	The market has witnessed an increase in demand from professional athletes, where action cameras assist in monitoring and improving performance and from sponsorship of extreme sports events by leading market vendors for the purpose of branding. Athletes and sponsors use user-generated content to market their brand through social media platforms.

According to Technovio, the global action camera market is currently witnessing an increase in demand from developed countries: the US and the UK are major contributors to the market. High per capita income, rapid increase in adventure sports tourism, and growing interest in social networking are some of the factors boosting the sale of action cameras in these countries. The action camera market in the Americas shipped 3.71 million units in 2014, which is expected to increase to 9.13 million units by 2019, with a compounded annual growth rate of 19.73% percent. The high spending power of consumers in North America has led to the region being the early adopter of action cameras. Moreover, according to Technovio, more than 50% of Americans are involved with adventure activities. Finally, vendors in these countries are sponsoring extreme sports events to promote their brands.

The “Villain”

We intend to introduce our “Villain” action sport camera by the end of calendar 2015. The Villain is an action camera with easy handling and sharing options that ensure high-quality images, long battery life and expandable memory storage. The camera comes in a small, easy-to-use form factor housing with dimensions of 2 5/16” W by 1¾” H, weighing 2.5 pounds with the battery installed and featuring a 2” LCD display and a 32GB Sport Series SDXC Card. The Villian is a fixed-lens camera with a 5 mega pixel sensor, a 140 degree viewing angle, and provides video recording at 1080 pixels at 30 frames per second and 12 mega pixel photos. The Villain can be used in time lapse mode and is wi-fi enabled. The camera is contained in a removable polycarbonate floating water proof housing with a glass lens that is rated shockproof and waterproof to 100 feet. The Villain features a quick-release buckle and threads at the bottom to attach to all the Villain mounts.

We believe that to succeed in the competitive action camera marketplace, it is imperative that we to distinguish our product offerings through clear and unique value propositions. For this reason, we have positioned the Villain as a “ready-to-go” camera. We believe our approach is unique to this category as we intend to provide a completely “all included” solution for the consumer. The strategy is to provide the end user with everything necessary to start enjoying the product straight out of the box. In addition, we intend to price the Villain on an “all included basis” at $149, which we believe makes the Villain extremely price competitive with other entries in the action camera market.

*To be introduced by end of calendar 2015.

The “all included” package contains numerous universal mounts designed to enable users to capture content when engaged in a wide variety of activities. These include helmet, handlebar grip and tripod mounts. Also included are helmet straps, a tripod and a removable replaceable battery. We also intend to sell cables that connect the Villain to television monitors, as well as other accessories to further expand the features, versatility and convenience of our camera.

Data Storage Devices

Market

Data storage devices are used in computers and portable electronic products that require additional data storage capacity to function at optimal levels. Unit sales within the electronic data storage industry have continued to grow. According to Global Industry Analysts, Inc. worldwide flash memory product sales of SD cards are estimated to reach $21.3 billion by 2018. According to IHS iSuppli, global SSD sales are projected to reach 189.6 million units by 2017.

We believe the following factors continue to drive the unit growth of flash memory data storage device sales:

•	consumer use of data storage devices for the playing, retention and creation of digital content in devices such as personal and laptop computers, mobile handsets and related devices, digital cameras and camcorders and MP3 and MP4 players;
•	ease of use of external storage devices such as flash memory cards and USB flash drives allowing the easy storage and portability of digital data such as photographs, video and music; and
•	growth of Internet-based applications such as social networking which drives the need for digital content, storage and distribution.

According to Great American Group, storage purchases have been moving from traditional, mechanical storage formats to flash-based technologies in recent years, and flash-based SSD formats are expected to completely replace magnetic hard drives in the next five years, as SSD technology can access memory significantly faster than traditional magnetic drives. We believe that the demand for SSDs will also grow due to growing requirements for increasing performance, small size, and low power consumption, as well as increasing demand for such devices in emerging countries.

Our primary end markets for our memory storage products are as follows:

Consumer.  We provide flash memory storage products to multiple consumer markets, including imaging, gaming, audio/video and mobile applications. Flash storage cards are used as the film for all major brands of digital cameras. In addition, many portable game devices include advanced features that require high capacity memory storage. Also, multimedia features and download applications in mobile phones drive demand for additional flash memory storage.

Computing.  We provide data storage solutions for the computing market. CF and SD card and USB flash drive flash memory allows consumers to store pictures and music on cards and then quickly and easily transfer these files to and between laptops, notebooks, desktops, and other devices. In addition, we sell SSDs for the computing market. We plan to continue to develop new releases of our SSDs for the notebook and desktop computer markets as we believe that SSDs are increasingly likely to replace HDDs in a variety of computing solutions.

We believe our focus allows us to:

•	distinguish us from other providers of electronic data storage products;
•	provide value to our customers; and
•	easily and cost-effectively diversify and market our product portfolio.

Monster Apple iPhone/iPad External Memory Drive

We offer a family of ultra-small mobile external memory drive products for Apple iOS devices (iPhone/iPad/iPod) under the iX32 and Memory Cable trade names.

We offer an iX32 flash drive which contains a memory module (16GB up to 128GB) with a Lightning connector and a USB connector. Lightning is a proprietary computer bus and power connector created by Apple Inc. and is used to connect Apple mobile devices like iPhones, iPads and iPods to host computers, external monitors, cameras, USB battery chargers and other peripherals. Through the USB port, the user can plug his/her Apple device to any computer to store data/media and take it for future use. Through the Lightning connector, the user can download data from selected Apple iOS devices onto the drive and then transfer the data to another iOS device or to a device with a USB port ( such as a TV or a computer). As a result, the user creates“freed” up space on his/her Apple device by directly copying content off the device instead of having to move the content by sending it to iCloud or other remote cloud storage destinations. It is also helpful if a user wants to consume large megabyte data, such as a movie, and does not want to store that content on his/her iOS device which would further diminish the available memory. In such an instance the“movie” can be loaded onto the drive and then watched from the drive when it is plugged into the iOS device.

The device also allows backup of photos, contacts, documents and videos, access to Dropbox, internal App storage and is security protected with optional password/fingerprint protection. In the case of the Memory Cable, it also serves as a charging cable if needed for the iOS device.

On-The-Go Cloud

Our On-The-Go Cloud device, which we market on an exclusive basis, is an innovative multi-function wireless media access hub. This device allows a user to create a wi-fi hot spot for multiple users, share photos and videos with friends and stream movies while on the road or in the air to any wi-fi enabled device. This lightweight, smartphone-sized device is equipped with dedicated ports for SD and microSD cards up to 64GB, as well as standard-size USB flash drives or external hard drives up to 2TB. A Micro USB cable is used for connectivity and charging the onboard battery which can last five hours on a single charge while streaming videos. When a PC or Mac is connected via the micro USB cable, it acts as a reader and hub, simultaneously giving access to memory cards and/or a storage device plugged into the USB port. Not only can data be viewed or played, it can be transferred among the connected storage. For example, an HD movie file from an SD card can be copied to an external hard drive.

The same functionality above can also be done wirelessly. The device has 2.4GHz (b/g/n) encrypted Wi-Fi capability, which gives cable-free connectivity to PCs, Macs, tablets and smartphones. Files can be accessed via any web browser and by wireless enumeration, in which it operates as a network drive. With a streaming capacity of up to five devices at 720p (three devices at 1080p) and unlimited direct access, it’s ideal for sharing media. The device also has an Ethernet port allowing it to act as a wi-fi hotspot. The device comes with a travel bag and micro USB cable and is priced under $100.

SSDs

SSDs are data storage devices that utilize solid-state memory to store persistent data. SSDs contain no moving parts and use microchips that retain data in non-volatile memory chips, meaning they retain their memory when the power is turned off. SSDs have the same interface as hard disk drives (“HDDs”) and easily replace them in most applications. SSDs are used in consumer electronic products which are primarily designed for small form factor, battery powered consumer hand held devices, such as laptop computers and tablets.

Our drives are used for laptop, notebook, desktop and enterprise server applications. These drives feature enhanced reliability, higher performance and reduced power consumption compared to typical HHDs and are more than twice as fast as many other SSD drives.

Overdrive 3.0 SSD and Overdrive 3.0 Mini.  Our Overdrive 3.0 Series of SSDs is designed for consumer applications that require high-performance and endurance with easy plug and play compatibility. The drives are USB powered making them energy efficient with no external power switch required. Our Overdrive 3.0 and Overdrive 3.0 Minis are USB 2.0 compatible as well. Its robust construction is designed to survive impact up to 500g and resistant to magnetic interference and extreme temperatures. The drives have a laser extended stainless steel enclosure with a small form factor that travels easily.

This family of SSDs is available in densities of 128GB, 256GB and 512GB, and 1 Terra Byte (“TB”) with 250/150 Megabytes (“MB”) sequential read/write speeds. Prices for our Overdrive 3.0 SSDs range from $99 to $700.

Overdrive Thunderbolt SSD.

Our Overdrive Thunderbolt SSD series incorporates Intel’s Thunderbolt technology that simultaneously supports high resolution displays and high performance data devices through a single compact port. With read/write speeds of 500/450 MB/s, our Overdrive Thunderbolt is substantially faster than many other commercially offered Thunderbolt connected drives. Our drive features an integrated 250mm Thunderbolt Cable with a press-to-release catch. With the same robust construction durability and stainless steel enclosure as our Overdrive 3.0 series, this family of drives offers high performance in demanding data applications.

This family of SSDs is available in densities of 240GB, 480GB and 1TB and prices range from $99 to $799.

Overdrive Advanced SSD.  This device is an entry level SSD for less demanding data applications. The external SSD has a density of 128GB and a speed of 140 MB/s, making it substantially faster than many other commercially available USB 3.0 drives. The SSD includes a USB 3.0 cable and has a price point of $100.

Monster “Superfast” SSD.  Our Monster “Superfast” SSD allows a user the ability to upgrade an PC from the internal traditional rotating HDD to our MD-550 2.5” SSD. The upgrade increases the speed, battery life and reliability of the PC. The MD-550 SSD has no rotating parts thus offering substantially more reliability and durability than standard rotating HDDs.

Our Monster “Superfast” SSD comes in 240GB, 480GB and 1TB configurations and range in price from $150 to $450.

CompactFlash Cards

CF cards are flash memory mass storage devices used mainly in portable electronic devices. Flash memory products are electronically re-writable, non-volatile semiconductor memory devices that retain content when power is turned off. CF cards make data easy to add to a wide variety of computer devices, including digital cameras and music players, desktop computers, personal digital assistants, digital audio recorders and photo printers.

Our line of CF cards consists of the following:

800x CF. These cards are designed for discerning photo and video users. Built with a robust structure, our CF Cards feature 120 MB/s read read/write speeds and superior memory card performance. The cards are offered in 320GB and 64GB configurations, are waterproof and impact resistant to 1500g. These cards are ideal for fast action photography and video capture.

Our CF cards are offered at prices of $140 and $280.

Secure Digital Cards

SD cards are removable flash memory products. SD cards are used in many consumer electronic devices and have become a widespread means of storing several gigabytes (“GB”) of data in a smaller site. Devices where the user may remove and replace cards often, such as laptop or notebook computers, digital cameras, camcorders and video game consoles tend to use full-sized cards. Devices where small size is paramount, such as action sports cameras and mobile phones, tend to use microSD cards.

We offer a variety of SD cards with a range of speeds, capacities and value-added features in all major media formats.

Sport Series SDXC.  Our line of Secure Digital eXtreme Capacity, or SDXC, cards is tailored for those users seeking the highest standards in memory card technology. These products have the highest speed rating in our SD product line and are targeted at users of action sports cameras, professional photographers and high-end gamers. Speed, capacity and protection are maximized for consumers’ important data; our SDXC cards have 90/45 MBs read/write speeds and are waterproof, magnetic, impact and temperature resistant. Storage densities include 64GB and 128GB offered at $120 and $200 respectively.

Legacy Series SDHC Card.  Our line of Secure Digital High Capacity, or SDHC, cards are specially designed for personal electronics applications. Our SDHC cards include 8GB, 16GB and 32GB storage densities; they also support the UHS104 (ultra-high speed) SD interface and are compliant with the industry standard SD Memory Card Standard Version 3.0 (SD 3.0) which supports SD interface speeds up to 104MB per second. Prices range from $19 to $40.

USB Flash Drives

USB flash drives are small portable data storage devices that include flash memory. The integrated universal serial bus (“USB”) interface plug into a computer’s USB port and function as portable hard drives. USB flash drives have less storage capacity than an external hard drive, but they are smaller and more durable because they do not contain any internal moving parts. They are often used for storage, back-up and transfer of computer files, thus facilitating data transfers between different devices.

We offer a wide selection of customized USB flash drives in different memory capacities and with a wide variety of features.

COPPA 3.0 and 2.0.  Our Coppa 3.0 and 2.0 USB flash drives are lightweight, compact and have high quality memory. The COPPA 3.0 USB has speed up to 160/45 MB/s read/write and the COPPA 3.0 USB has 32/28 MB/s read/write, each allowing users to quickly and easily transfer large documents, HD movies, high resolution photographs and other large memory use data. The COPPA 3.0 is backwards compatible with the USB 2.0 allowing use with devices that are not 3.0 enabled.

The drives come with an integrated twist cover, a lanyard key chain loop and are offered in configurations of 8GB, 16GB, 32GB and 64GB at prices ranging from $9 to $100.

Advanced 3.0 OTG.  Our advanced 3.0 OTG USB flash drives allow users the ability to easily backup and transfer files from a place without a computer, cable or wifi. Files can be transferred directly without sending information through the drive or on an unsecured wireless network. The drive has similar features to our COPPA 3.0 USB drives and can be used with our proprietary On-The-Go Cloud Storage device. The Advanced 3.0 OTG is offered in 16GB, 32GB and 64GB configurations at prices ranging from $24 to $75.

Legacy 2.0 UFD.  We also offer an entry level series of drives for businesses, schools, and home applications at speeds of up to 14 MB/S. These drives are offered in configurations of 2GB, 4GB, 8Gb, 16GB and 32GB at prices ranging from $7 to $30.

Manufacturing and Research and Development

We do not directly manufacture any of the products we sell. Instead, we subcontract for the manufacture and source products from suppliers. We believe that by continuing to outsource these products, we would continue to benefit from lower manufacturing and engineering costs. For this reason, for the foreseeable future we expect to continue to rely on third party manufacturers to produce and supply the substantial majority of our primary data memory products.

We seek to differentiate our products through product features offered, product positioning, packaging, merchandising and branding. By continuing to subcontract manufacture and source our products from third parties, we believe that we are able to sell products incorporating new technology without having to make the substantial investment in, or having to incur the fixed costs associated with, product development and manufacturing.

Our in-house testing and production staff in Simi Valley, California regularly inspects and tests product samples, assembles pilot production runs and repackages bulk quantities received from our subcontract manufacturers and suppliers. We also develop user manuals, product packaging and marketing materials, as well as installation guides, software and hardware designed to permit user friendly product installation. Our staff periodically tours our subcontract manufacturers’ and suppliers’ facilities and monitors and tests to minimize defective products.

The majority of our products are shipped directly by our subcontractor manufacturers and suppliers to our facility in Simi Valley, California. These products are then packaged and shipped by us directly to our customers.

We have not made material expenditures on research and development activities relating to the development of new products. However, we realize that to compete in this industry, we must continue to offer technologically advanced products. New products are developed and offered by our subcontractors, manufacturers and suppliers and then offered by us. We believe our relationship with our contract manufacturers and suppliers allows us to enhance and expand our product offerings with existing and new technologies that such third parties develop internally and avoid the costs associated with an in-house research and development team. Our efforts are directed at the evaluation of new products and enhancements to existing products. We monitor market and industry trends to understand and identify new technologies and plan for new product offerings.

Sales and Marketing

Sales

We sell our products primarily through distributors and independent sales representatives and distributors.

Distributors.  We use distributors to sell our products to non-direct customers such as small computer manufacturers, dealers, systems integrators, online retailers and other resellers. Distributors generally enter into non-exclusive agreements with us for the purchase and redistribution of our products in specific territories.

Retailers.  We sell our branded devices directly to a select group of major retailers such as computer superstores, warehouse clubs, online retailers, and computer electronics stores, and authorize sales through distributors to smaller retailers. The retail channel complements our other sales channels while helping to build brand awareness for our products. We also offer our branded products through our website.

We protect some of our customers against the effects of price decreases on their inventories. Accordingly, if we reduce our prices, we pay certain distributors and retailers the difference between the price paid for the product still in their inventory and the reduced price. Additionally, some of our retail customers and distributors have the right to return limited amounts of products still in their inventory for credit.

Marketing

We believe our marketing relationships with key industry leaders distinguishes our company from others in our industry. Our Overdrive 3.0 SSD and Overdrive Thunderbolt SSD, each with a 1TB configuration, are currently offered in all Apple stores throughout Europe. Our Advanced 3.0 OTG USB flash drive is the first Apple certified external memory of iOS.

Also, our products are offered and supported by Monster, Inc.’s large global and retail distribution network.

Further to the license with Monster, Inc., our company and Monster, Inc. consult and cooperate with each other in the design process of products sold under the Monster Digital brand name. Also, the license provides that our company and Monster, Inc. will cooperate to promote and effect the offer and marketing of products sold under the Monster Digital brand name through Monster, Inc.’s existing and future sales and distribution channels.

To date, Monster, Inc. sales team has introduced our Monster Digital memory products to many of their key distributors and retail chains and has indicated that it intends to continue to do so in the future. Monster, Inc. has existing relationships with virtually all major retail chains and strategic distributors across North America, Latin America and Europe. We believe that a significant percentage of our domestic revenues has been derived from Monster, Inc.’s introductions to buyers and retailers.

In addition, Monster, Inc. has a global network of independent sales representatives established which affords us the ability to access additional sales coverage and to take advantage of established local market relationships. To ensure the quality of its sales forces, our products are incorporated into Monster, Inc.’s internal sales metrics that measure sales performance for all sales people, independent sales representatives and customers.

We participate in co-sponsored events with our customers and industry trade shows such as Consumer Electronics Show. We participate in these events and trade shows in order to develop new relationships with potential customers and maintain relationships with our existing customers. We also intend to fund cooperative advertising campaigns with our customers, develop custom product promotions and cooperate with our retailers to use point-of-sale and mail-in rebate promotions to increase sales of our products. We also intend to utilize sales circulars to obtain regional and national exposure for our products and our brands. We believe that these marketing efforts will help generate additional shelf-space for our products with our major retailers, promote retail traffic and sales of our products, and enhance our goodwill with these retailers.

Monster License Agreement

We entered into a trademark license agreement with Monster, Inc. effective July 7, 2010. The agreement gives us exclusive rights to utilize the tradenames “Monster Memory”, “Monster Digital, Inc.” and the M (stylized) mark on (i) action sports cameras, (ii) cable memory, (iii) flash based cards, (iv) flash based SSD drive products, (v) DRAM modules, (vi) USB flash drives and (vii) internal power supplies for personal computers. The 25 year agreement provides for the payment of royalties to Monster, Inc. on all sales of the referenced memory products, excluding sales to Monster, Inc., as follows:

Years 1 (2012) and 2: Royalties on all sales excluding sales to Monster, Inc. at a rate of four (4) percent, with no minimum.

Years 3 through 5: Minimum royalty payments of $50,000 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.

Years 6 through 10: Minimum royalty payments of $125,000 per quarter up to a maximum of four(4) percent of all sales excluding sales to Monster, Inc.

Years 11 through 15: Minimum royalty payments of $187,500 per quarter up to a maximum offour (4) percent of all sales excluding sales to Monster, Inc.

Years 16 through 25: Minimum royalty payments of $250,000 per quarter up to a maximum offour (4) percent of all sales excluding sales to Monster, Inc.

At any time during the term of the agreement, a permanent license may be negotiated subject to the parties reaching a mutually acceptable agreement.

Effective July 1, 2014, the royalty rate on certain products was reduced to 2% for a period of 12 months.

Monster, Inc. may purchase licensed products from us at a price no greater than 20% above our standard costs. Monster, Inc. has agreed not to sell products sourced from us in a way that undermines our position in the marketplace. We have agreed that all design, packaging and marketing materials for any licensed products would be in accordance with and conform to design standards prescribed by Monster, Inc. Monster, Inc. and our company have agreed to cooperate to promote and affect the offer and marketing of the licensed products through Monster Inc.’s existing and future sales and distribution channels.

Monster, Inc. may use and grant others the right to use any trademarks, logos, domain names and/or trademarks for use in connection any products except (i) the granting to others of the use of the Monster mark in connection with the manufacture, design, distribution, sales or other similar exploitation of any licensed Monster mark (but not the Monster Digital mark or the M (stylized) mark) if the primary purpose of such license is the settlement of a claim of infringement of the Monster mark with that of the subject licensee and not the commercial exploitations of the Monster Mark and (ii) Monster, Inc. itself may use (but not sublicense) the Monster mark and the M (stylized) mark (but not the Monster Digital mark) in connection with any licensed products or other data memory products subject to the condition that Monster, Inc. provides us with at least thirty (30) days prior written notice of its intention to so enter the market and offers us the first right to supply such products pursuant to a commercially reasonable arrangement similar to the Monster License Agreement.

In August 2015, we executed an amendment to the license agreement with Monster whereby Monster granted us the additional right further to the aforementioned License Agreement to use the name “Monster Digital, Inc.” as our corporate name. Further to the amendment, in addition to the royalties mentioned above, we issued Monster, Inc. 5,681,558 shares of our common stock and will pay Monster a cash fee of $500,000 payable over a 12 month period.

In addition, in August 2015, and in connection with the aforementioned amendment to the trademark license agreement, we entered into a two-year advisory board agreement with Noel Lee, the Chief Executive Officer and sole shareholder of Monster, Inc. Further to the advisory board agreement, we issued Mr. Lee a warrant to purchase up to 2,840,779 shares of our common stock at a per share exercise price of $1.00.

Warranties

Because the design and manufacturing process for our products is highly complex, it is possible that our products may contain defects or are otherwise not compatible with end uses. In accordance with industry practice, we generally provide a limited warranty that our products are in compliance with our specifications existing at the time of delivery. Under our general terms and conditions of sale, liability for certain failures of products during a stated warranty period is usually limited to repair or replacement of defective items or return of, or a credit with respect to, amounts paid for such items. Under certain circumstances, we may provide more extensive limited warranty coverage than that provided under our general terms and conditions.

Backlog

Because of volatile conditions in our markets, customers are reluctant to enter into long-term, fixed-price contracts. Accordingly, new order volumes for our products do and are expected to continue to fluctuate significantly. We typically accept orders with acknowledgment that the terms may be adjusted to reflect market conditions at the date of shipment. For these reasons, we do not believe that our order backlog as of any particular date is a reliable indicator of actual sales for any succeeding period.

Competition

Our industry is characterized by intense competition, supply shortages or oversupply, rapid technological change, evolving industry standards, declining average selling prices and rapid product obsolescence.

Competition is based on multitude of factors, including product design, brand strength, distribution presence and capability, channel knowledge and expertise, geographic availability, breadth of product line, product cost, media capacity, access speed and performance, durability, reliability, scalability and compatibility. Specifically, the performance, functionality, reliability and price of our products are critical elements of our ability to compete. We believe that we offer, and that our target consumers seek products that combine higher levels of performance, functionality and reliability at prices competitive with other leading brand-name products. Also, market penetration, brand recognition and inventory management are also critical elements of our ability to compete. Most consumers purchase products similar to ours from off-the-shelf retailers such as large consumer electronics and office supply superstores. Market penetration in the industries in which we compete is typically based on the number of retailers who offer a company’s products and the amount of shelf-space allocated to those products.

Our existing competitors include many large domestic and international companies that have longer operating histories and have greater brand name recognition, substantially greater financial, technical, marketing and other resources, broader product lines and longer standing relationships with retailers, distributors, OEMs and end users. As a result, these competitors may be able to better absorb price declines, ensure more stable supply, adapt more quickly to new or emerging technologies or devote greater resources to the promotion and sale of their products than we may. Ultimately, this may lead to a decrease in our sales and market share and have a material adverse effect on our business, financial condition and results of operations.

We expect to face competition from existing or future competitors that design and market similar or alternative data storage solutions that may be less costly or provide additional features. If a manufacturer of consumer electronic devices designs one of these alternative competing standards into its products, the digital media we sell, as currently configured, will not be compatible with that product and our revenues may decline, which would result in a material adverse effect on or business.

Our competition includes:

Action Sports Cameras.  The market for action sports cameras is highly competitive. Further, we expect competition to intensify in the future as existing competitors introduce new and more competitive offerings alongside their existing products, and as new market entrants introduce new products into this market. We expect to compete against established, well-known action camera and traditional camera manufacturers such as GoPro, Inc., Canon Inc., Nikon Corporation, Olympus Corporation, Polaroid Holding Corporation and Vivitar Corporation, large, diversified electronics companies such as JVC Kenwood Corporation, Panasonic Corporation, Samsung Electronics Co., Sony Corporation and Toshiba Corporation, and specialty companies such as Garmin Ltd. Most of these competitors have substantial market share, diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition and greater financial, marketing, research and development and other resources than we do. In addition, many of these existing and potential competitors enjoy substantial competitive advantages, such as:

•	longer operating histories;
•	the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products;

•	broader distribution and established relationships with channel partners;
•	access to larger established customer bases;
•	greater resources to make acquisitions;
•	larger intellectual property portfolios; and
•	the ability to bundle competitive offerings with other products and services.

Moreover, smartphones and tablets with photo and video functionality have significantly displaced the market for traditional camera sales. It is possible that, in the future, the manufacturers of these devices, such as Apple Inc. and Samsung, may design them for use in a range of conditions, including challenging physical environments, or develop products similar to our action sport camera. In addition to competition or potential competition from large, established companies, new companies may emerge and offer competitive products.

Solid-state drive and hard disk drive manufacturers.  Our SSDs face competition from other manufacturers, including Intel, Micron and Samsung, Toshiba, and others. Our SSDs also face competition from hard disks drives, which are offered by companies including, among others, Seagate, Samsung and Western Digital Corporation.

CF and SD card and USB flash drive manufacturers and resellers.  We compete with semiconductor companies that manufacture and sell flash memory chips, flash memory cards and USB flash drives. These include Hynix, Infineon, Micron, Samsung, SanDisk, and Toshiba. We also face significant competition from manufacturers or card assemblers and resellers that either resell flash cards and USB flash drives purchased from others or assemble cards and USB flash drives from controllers and flash memory chips purchased from companies such as Renesas, Samsung or Toshiba, into flash cards and USB flash drives. These companies include Crucial, Dane-Elec, Delkin Devices, Feiya, Fuji, Hagiwara, Hama, Hewlett Packard, Data I/O, Infineon, Kingston, Kodak, M-Systems, Matsushita, Memorex, Memory Plus, Micron, PNY, PQI, Pretec, Ritek, Samsung, SanDisk, Silicon Storage Technology, SimpleTech, SMART Modular Technologies, Sony, TDK, Transcend and Viking InterWorks.

Employees

As of June 30, 2015 we had 24 full-time employees. In addition to our full-time employees, we employ temporary and part-time employees. Our employees are not represented by any collective bargaining agreements. We have never experienced a work stoppage at any of our facilities. We consider our relationship with our employees to be good.

Facilities

We lease approximately 11,500 square feet for our executive offices in Simi Valley, CA pursuant to a three year lease at a monthly rental rate of $10,500. We believe these facilities are sufficient for our currently foreseeable needs.

Litigation

We are not party to any material pending or threatened litigation.

MANAGEMENT

Executive Officers and Directors

Our executive officers, directors and director nominees, their respective positions and their respective ages as of October 29, 2015 are as follows:

Name	Age	Position(s)
Jawahar Tandon	65	Chief Executive Officer
Vivek Tandon	38	Chief Operating Officer, President and Director
David H. Clarke	74	Executive Chairman of the Board
David Olert	62	Vice President, Finance and Chief Financial Officer
Thomas Q. Watson	55	Vice President, Sales
Marcus S. Matejka	52	Vice President, Operations
Jonathan Clark	57	Director Nominee
Robert B. Machinist	62	Director Nominee
Christopher M. Miner	63	Director Nominee
Jonathan S. Orban	46	Director Nominee

Jawahar “Jay” Tandon — Chief Executive Officer.  Mr. Tandon has served as our Chief Executive Officer and a director since our inception in 2012. From 1993 to 1999, as a founder of Golden Power, Inc., a public company, he served as CEO and as a Director. Mr. Tandon, a founder of Celetronix, Inc., served as its President from 1999 until it was sold to Jabil Circuits in 2006. Mr. Tandon also founded and served as President of Tandon Enterprises, Inc. from 2006 to 2011. Mr. Tandon graduated from the University of Santa Clara with a Bachelor of Science in Electrical Engineering.

Vivek Tandon — Chief Operating Officer and President.  Mr. Tandon has served as Chief Operating Officer and President since August 2015 and has served as a director since our inception. Mr. Tandon served as the Executive Vice President, Marketing and Development since October 2014 and acted as a consultant to our company from January 2013 through October 2014. From January 2010 through August 2013 Mr. Tandon was VP of Business Development for Emlinq LLC, a manufacturer of military and medical electronics. Mr. Tandon has a degree in Business Management from Menlo College.

David H. Clarke — Executive Chairman of the Board.  Mr. Clarke has served as our Executive Chairman of the Board since September 2015. Mr. Clarke is currently Chief Executive Officer of GSB Holdings, Inc., a subsidiary of his family’s private business engaged in real estate development and investments. He also serves on the board and Audit Committee of Fiduciary Trust Company International, a money manager, which is a subsidiary of Franklin Resources, Inc. From June 2010 until October 2014, Mr. Clarke was chairman of Hong Kong-based United Pacific Industries, Limited, a conglomerate listed on the Hong Kong Stock Exchange. He also served as a director of United Pacific Industries, Limited since 2004. Previously he was Chairman and Chief Executive Officer of Jacuzzi Brands from June 1995 through October 2006.

David Olert — Vice President, Finance and Chief Financial Officer.  Mr. Olert has served as the Chief Financial Officer and Vice President, Finance since September 2015. Prior to his appointment, he served as Chief Financial Officer for InterMetro Communications a publicly traded long-distance provider, since July 2007. Mr. Olert is a certified public accountant and holds a Masters of Business Administration from William Howard Taft University and a Bachelors in Computer Science Concentration from Barry University.

Thomas Q. Watson — Vice President, Sales.  Mr. Watson has served as Vice President, Sales since 2015. Prior to Monster Digital Mr. Watson was the Regional Sales Manager for ViewSonic Corporation from October 2010 through May 2015. As Region Sales Manager Mr. Watson had complete account responsibility for Synnex, D&H Distribution, ADI and PC Connection for all ViewSonic categories. From January 2007 through September 2010 Mr. Watson was the President of Watson Sales Advisors which sell children’s Consumer Electronics (“CE”) products to mass CE retailers, drug chains and independent retailers. Mr. Watson holds a Bachelor of Science in Finance from North Georgia College.

Marc S. Matejka — Vice President, Operations.  Mr. Matejka has served as Vice President, Operations since July 2015. Mr. Matejka is an electrical engineer with over 25 years experience in engineering, operations and quality. From June 2011 to March 2015 he was the Director of Operations at US Seismic Systems, Inc. (USSI). USSI provided fiber optic solutions to energy markets in the oil and gas sector. USSI was a subsidiary of Arcorn Energy, an energy technology holding company. At USSI he was responsible for procurement, production, logistics and quality assurance. From April 2015 through June 2015 he was unemployed. From June 2006 to June 2011 Mr. Matejka was Sr. Manager of Global Engineering Services at Belkin International, Inc., a worldwide supplier of consumer electornic products. Mr. Matejka received his Master’s degree in Electrical Engineering from Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland.

Jonathan Clark — Director Nominee.  Mr. Clark has agreed to join our board of directors prior to or upon our listing date on the Nasdaq Capital Market. Since 2009, Mr. Clark has been the Chief Executive Officer and President of Priority Posting and Publishing, Inc., a real estate services provider to trustees, law firms and banking related organizations. From 1988 to 2009 he held a number of executive positions, including President and Chief Executive Officer of Sundance Spas, Inc. Mr. Clark holds doctorate degrees in Psychology from the American Behavioral Studies Institute and a Bachelor of Business Degree from California State University — Fullerton.

Robert B. Machinist — Director Nominee.  Mr. Machinist has agreed to join our board of directors prior to or upon our listing date on the Nasdaq Capital Market. Mr. Machinist is the Chairman of CIFC Corp. and has been a member of that board since December 2004. He is currently Chairman of the Board of Advisors of MESA, a merchant bank specializing in media and entertainment industry transactions. Mr. Machinist also runs a private family investment company. In addition, he is a member of the boards of directors of United Pacific Industries, a publicly listed Hong Kong company, and Maimonides Medical Center. He was the Chairman of Atrinsic, a publicly-listed interactive media company, through 2008. From 1998 to December 2001, Mr. Machinist was managing director and head of investment banking for the Bank of New York and its Capital Markets division. From January 1986 to November 1998, he was president and one of the principal founders of Patricof & Co. Capital Corp. (and its successor companies), a multinational investment banking business, until its acquisition by the Bank of New York. Mr. Machinist received a B.A. from Vassar College.

Christopher M. Miner — Director Nominee.  Mr. Miner has agreed to join our board of directors prior to or upon our listing date on the Nasdaq Capital Market. Since January 2014, Mr. Miner has been a member of the board of director of Interush Holdings, Inc., a multi-level marketer, acting as its President since October 2015. Mr. Miner most recently served as a director to Craig Wireless, Ltd. a publically traded telecommunications company. He joined Craig Wireless as a consultant in 2010, was elected to the board in 2011 and served through February 2012, continuing as consultant until end of 2012. Mr. Miner was previously director of Cali-West, a manufacturing, construction and service company in the car care industry until 2010 when he sold the business. For nearly eight years Mr. Miner was active on the board of Herbalife International, a public reporting Health and Wellness Company. Mr. Miner was part of the special committee that managed the sale of Herbalife in 2002 and also chaired or participated in audit, compensation, and finance committees. Early technology engagements included serving as CFO of a NASDAQ reporting company, Technology Marketing Inc., and integration of several acquisitions substantially increasing company performance and valuation. In 1989 he founded Workstation Technologies, an international development company and marketer of compression and videoconferencing products to major telecommunication and computer manufacturers. Mr. Miner earned a Masters in Business Administration from the California State University in 1976 and Bachelors from the University of New York in 1973.

Jonathan S. Orban — Director Nominee.  Mr. Orban has agreed to join our board of directors prior to or upon our listing date on the Nasdaq Capital Market. From January 2012 to December 2014, Mr. Orban served as the Chief Executive Officer of GeneSolve, a body chemistry optimization software company. From 2005 through January 2012, Mr. Orban served as the Chief Executive Officer of Third Pillar Systems, a software platform in the commercial lending and leasing space. Third Pillar System’s software processed over $100 billion in leases and loans for companies like Bank of America, GE Capital, Citibank and Rabobank. Mr. Orban has many years of investment banking experience and worked as a medical device analyst. Mr. Orban served in Special Forces in the United States Army and graduated Special Operations Med School ). He completed his clinical rotations at Reynolds Hospital, OK. He researched and wrote several of the General Medical References that are still used to train the Special Forces today. Mr. Orban received his Bachelors’ in from University of California, Berkeley in 2003.

Each of our officers serves at the discretion of our board of directors. Each of our directors holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. Vivek Tandon is the son of Jawahar Tandon. Other than the foregoing, there are no other family relationships among any of the officers or directors.

Director Independence

We have applied to have our common stock listed on the Nasdaq Capital Market. Generally, under the listing requirements and rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the closing of this offering. Prior to the effective date of this offering, we intend to elect to our Board four additional non-employee directors, none of which will have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and each of which will be “independent” as that term is defined under the listing requirements of Nasdaq. Accordingly, prior to the effective date of this offering, a majority of our directors will be independent, as required under applicable Nasdaq rules. In making this determination, our board of directors will consider the current and prior relationships that each non-employee director has with our company, if any, and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock, if any, by each non-employee director.

Board Committees

Our board of directors has established an audit committee, compensation committee and nominating and corporate governance committee to become operational as of the effective date of this offering. Our board of directors may establish other committees to facilitate the management of our business. The expected composition and functions of each committee upon completion of this offering are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee will consist of Jonathan Clark, Robert Machinist and Christopher Miner, with Mr. Machinist acting as the chair. The audit committee will consist solely of directors which satisfy the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is a person who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee is a person who our board of directors has determined has the requisite financial expertise required under the applicable requirements of Nasdaq. In arriving at this determination, the board will examine each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The primary functions of this committee will include:

•	reviewing and approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;
•	evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services;
•	monitoring the rotation of partners on the engagement team of our independent registered public accounting firm;
•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”
•	considering and approving or disapproving all related party transactions;
•	reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;
•	conducting an annual assessment of the performance of the audit committee and its members, and the adequacy of its charter; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Compensation Committee

Our compensation committee will consist of Jonathan Clark, Jonathan Orban and Christopher Miner, with Mr. Miner acting as the chair. The compensation committee will consist solely of directors whom our board of directors has determined to be independent under Nasdaq listing standards, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The functions of this committee will include:

•	determining the compensation and other terms of employment of our chief executive officer and our other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;
•	reviewing and recommending to the full board of directors the compensation of our directors;
•	evaluating and administering the equity incentive plans, compensation plans and similar programs advisable for us, as well as reviewing and recommending to our board of directors the adoption, modification or termination of our plans and programs;
•	establishing policies with respect to equity compensation arrangements;
•	reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full board its inclusion in our periodic reports to be filed with the SEC; and
•	reviewing and evaluating, at least annually, the performance of the compensation committee and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Jonathan Orban, Robert Machinist and Christopher Miner, with Mr. Orban acting as the chair. Our nominating and corporate governance committee will consist solely of directors whom our board of directors has determined to be independent under Nasdaq listing standards. The functions of this committee will include:

•	reviewing periodically and evaluating director performance on our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement;
•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;
•	reviewing and recommending to our board of directors any amendments to our corporate governance policies; and
•	reviewing and assessing, at least annually, the performance of the nominating and corporate governance committee and the adequacy of its charter.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon completion of this offering, our code of business conduct and ethics will be available on our website at www.monsterdigital.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not include or incorporate by reference into this prospectus the information on or accessible through our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or served during our fiscal year ended December 31, 2014, as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors.

Non-Employee Director Compensation

Devinder Tandon was our only non-employee director for fiscal 2014; he resigned from our board of directors in May 2015. Mr Tandon did not receive compensation as a non-employee director during our fiscal year ended December 31, 2014. We have reimbursed and will continue to reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

Further to David Clarke’s agreement to become Executive Chairman of the Board, in October 2015 we issued Mr. Clarke 1,000,000 shares of our common stock. Mr. Clarke has agreed not to transfer or sell any of these share until January 10, 2017. Our board of directors has established a compensation program for our non-employee, independent directors. Each such director will receive $3,000 a quarter and an initial shares or stock options grants of 50,000 shares; subsequent equity grants will be subject to the review and approval of the full board of directors.

Advisory Board

We have created an advisory board to provide us with advice and assistance on various matters regarding unmet industry needs and opportunities, customer feedback on existing products, proposed product offerings and assessment of other strategic corporate matters. None of the members of all advisory board can be an officer or employee of our company and we seek to have members which are opinion leaders in their respective fields.

Our sole current advisory board member is Noel Lee, the owner and Chief Executive Officer of Monster, Inc. We have entered into advisory board agreement with Mr. Lee whereby we are reimbursed for certain of his out-of-pocket expenses incurred in connection with company-related business. In addition, Noel Lee was issued a warrant to purchase up to 2,840,779 shares of our common stock at a per share exercise price of $1.00. We will seek to add other industry leaders to our advisory board in the future as opportunities present themselves.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation awarded to or earned by the executive officers listed below during the year ended December 31, 2014. Throughout this prospectus, these officers are referred to as our named executive officers.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(1)	All Other Compensation ($)		Total ($)
Jawahar Tandon Chief Executive Officer	2014	250,000				45,408	(1)	295,404
	2013	230,769				40,722	(1)	271,491
Vivek Tandon President(2)	2014	78,587	(3)			66,994	(3)	145,581

(1)	Consists of payments by us for medical and dental insurance premiums of $16,244, automobile expenses of $14,614 and country club membership of $14,550 in 2014, and payments by us for country club membership of $15,145, automobile expenses of $15,326 and dental and medical insurance premiums of $10,251 in 2103.
(2)	Vivek Tandon became President in October 2014. From January through October 2014, Mr. Tandon was paid as a consultant to our company. His current annual salary is $225,000.
(3)	Consists of automobile expenses of $6,994 and consulting fees of $60,000.

Annual compensation expenses for our other the Company’s executive officers are as follows: David Olert, salary of $185,000 and company-paid portion of medical and dental insurance of $22,500; Thomas Watson, salary of $150,000 and company-paid portion of medical and dental insurance of $13,380; and Marcus S. Matejka, salary of $150,000 and company-paid portion of medical and dental insurance of $10,104.

Outstanding Equity Awards at December 31, 2014

None of our named executive officers held any outstanding equity awards as of December 31, 2014.

Employment Agreements

Jawahar Tandon

We have an Executive Employment Agreement with Jawahar Tandon (“Executive”) whereby he serves as our Chief Executive Officer. The agreement renews automatically on June of each year unless terminated by either party with 60 days notice prior to May 30 of each year. Mr. Tandon is paid a base salary of $250,000, is entitled to an annual bonus of up to 30% of the base salary, and is allotted a monthly automobile and country club membership allowance totaling $3,500. General factors the board may consider in his bonus determination include our company’s financial performance, the level of responsibility, and contribution and performance of Mr. Tandon. Evaluation of these and other factors is subjective and no fixed, relative weights are assigned to the factors considered. Additionally, 100% of Mr. Tandon’s healthcare and medical premiums are paid by us.

2012 Omnibus Incentive Plan

We have adopted a 2012 Omnibus Incentive Plan (the “Plan”). An aggregate of 1,500,000 shares of our common stock is reserved for issuance and available for awards under the Plan, including incentive stock options granted under the Plan. The Plan administrator may grant awards to any employee, director, consultant or other person providing services to us or our affiliates. As of June 30, 2015, options to acquire an aggregate of 1,055,000 shares of common stock at a per share exercise price of $2.00 have been granted under the Plan.

The Plan shall be initially administered by the Board. The Plan administrator has the authority to determine, within the limits of the express provisions of the Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. The

Board may at any time amend or terminate the Plan, provided that no such action may be taken that adversely affects any rights or obligations with respect to any awards previously made under the Plan without the consent of the recipient. No awards may be made under the Plan after the tenth anniversary of its effective date.

Awards under the Plan may include incentive stock options, nonqualified stock options, stock appreciation rights (“SARs”), restricted shares of common stock, restricted stock units, performance share or unit awards, other stock-based awards and cash-based incentive awards.

Stock Options.  The Plan administrator may grant to a participant options to purchase our common stock that qualify as incentive stock options for purposes of Section 422 of the Internal Revenue Code (“incentive stock options”), options that do not qualify as incentive stock options (“non-qualified stock options”) or a combination thereof. The terms and conditions of stock option grants, including the quantity, price, vesting periods, and other conditions on exercise will be determined by the Plan administrator. The exercise price for stock options will be determined by the Plan administrator in its discretion, but non-qualified stock options and incentive stock options may not be less than 100% of the fair market value of one share of the Company’s common stock on the date when the stock option is granted. Additionally, in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise price may not be less than 110% of the fair market value of one share of common stock on the date the stock option is granted. Stock options must be exercised within a period fixed by the Plan administrator that may not exceed ten years from the date of grant, except that in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise period may not exceed five years. At the Plan administrator’s discretion, payment for shares of common stock on the exercise of stock options may be made in cash, shares of our common stock held by the participant or in any other form of consideration acceptable to the Plan administrator (including one or more forms of “cashless” or “net” exercise).

Stock Appreciation Rights.  The Plan administrator may grant to a participant an award of SARs, which entitles the participant to receive, upon its exercise, a payment equal to (i) the excess of the fair market value of a share of common stock on the exercise date over the SAR exercise price, times (ii) the number of shares of common stock with respect to which the SAR is exercised. The exercise price for a SAR will be determined by the Plan administrator in its discretion; provided, however, that in no event shall the exercise price be less than the fair market value of our common stock on the date of grant.

Restricted Shares and Restricted Units.  The Plan administrator may award to a participant shares of common stock subject to specified restrictions (“restricted shares”). Restricted shares are subject to forfeiture if the participant does not meet certain conditions such as continued employment over a specified forfeiture period and/or the attainment of specified performance targets over the forfeiture period. The Plan administrator also may award to a participant units representing the right to receive shares of common stock in the future subject to the achievement of one or more goals relating to the completion of service by the participant and/or the achievement of performance or other objectives (“restricted units”). The terms and conditions of restricted share and restricted unit awards are determined by the Plan administrator.

Performance Awards.  The Plan administrator may grant performance awards to participants under such terms and conditions as the Plan administrator deems appropriate. A performance award entitles a participant to receive a payment from us, the amount of which is based upon the attainment of predetermined performance targets over a specified award period. Performance awards may be paid in cash, shares of common stock or a combination thereof, as determined by the Plan administrator.

Other Stock-Based Awards.  The Plan administrator may grant equity-based or equity-related awards, referred to as “other stock-based awards,” other than options, SARs, restricted shares, restricted units, or performance awards. The terms and conditions of each other stock-based award will be determined by the Plan administrator. Payment under any other stock-based awards will be made in common stock or cash, as determined by the Plan administrator.

Cash-Based Awards.  The Plan administrator may grant cash-based incentive compensation awards, which would include performance-based annual cash incentive compensation to be paid to covered employees subject to Section 162(m) of the Code. The terms and conditions of each cash-based award will be determined by the Plan administrator.

Dividend Equivalents.  The Plan administrator may provide for the payment of dividends or dividend equivalents with respect to any shares of common stock subject to an award under the Plan.

Limitation on Liability and Indemnification Matters

Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. However, Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of a director’s duty of loyalty to us or to our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and
•	any transaction from which a director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our Certificate of Incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. It also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our Bylaws, we are also empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our Certificate of Incorporation and Bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these Certificate of Incorporation and Bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us and expect to increase the level upon completion of this offering.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of transactions since May 2012, to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors, promoters or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements, which are described under “Executive Compensation”. Jawahar Tandon, our Chief Executive Officer and founder, may be deemed to be a promoter within the meaning of SEC rules under the Securities Act. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

Related Party Loans

From time to time since inception, we have obtained certain related party loans from Tandon Enterprises, a company controlled and owned by Jawahar Tandon, our Chief Executive Officer, and Devinder Tandon, one of our principal beneficial shareholders and a former director. The proceeds of the loans provided us with working capital. For the years ended December 31, 2013 and 2014 and the six months ended June 30, 2015, the net amount borrowed was $230,000, $460,000 and $(151,000), respectively. The loans were non-interest bearing and had no maturity date.

In September 2015 David Clarke, our Chairman of the Board and a significant stockholder of our company, loaned our company $100,000 further to a promissory note bearing interest at 5% per annum, principal and unpaid interest payable on demand.

Arrangements with Tandon Enterprises

Services Arrangement

From inception through the date of this prospectus, Tandon Enterprises has provided administrative, accounting, and operational support to our company. Such support includes providing warehouse space as required. We reimburse Tandon Enterprises for its actual costs of rendering the services. The fee was $248,000 and $172,000, and $0 for the years ended December 31, 2013 and 2014 and for the six months ended June 30, 2015, respectively. Devinder Tandon and Jawahar Tandon are founders, directors, and officers of Tandon Enterprises and serve as its Chief Executive Officer and President, respectively.

License and Sublicense Agreement

Further to a License and Sublicense Agreement entered into in May 2012, Tandon Enterprises agreed to grant us (i) a non-exclusive sublicense to the subject matter of certain patents and (ii) a non-exclusive license or sublicense, as the case may be, to certain know-how, trade secrets, inventions, data, technology, and other information now owned or licensed by Tandon, or which Tandon has the right to use or exploit relating to such patents, each to be used by us in connection with the development, manufacture, sale and distribution of assembled memory modules and memory data storage products. In consideration of the rights granted to us under this Agreement, we issued Tandon Enterprises 1,000,000 shares of our common stock.

Non-Competition and Non-Solicitation Agreement

Further to a Non-Competition and Non-Solicitation Agreement entered into in May 2012, Tandon Enterprises agreed not to engage in (i) the development, manufacture, sale and distribution of assembled memory modules and memory data storage products or (ii) the marketing, packaging, advertising and promotion of any of such products and services (the “Restricted Activities”). Tandon Enterprises agreed not to enter into any agreement to license or otherwise exploit any mark using the word “Monster” or any derivation thereof for use in any of the Restricted Activities. In addition, Tandon Enterprises, agreed that it would not (i) solicit, recruit or hire any employee of our company or (ii) solicit or encourage any employee of our company to leave our employment.

Other arrangements

As of December 31, 2011, we entered an agreement whereby obligations of our company to related parties were assumed by Tandon Enterprises, Inc.. Tandon Enterprises, Inc. then forgave the assumed debt in totality. We recorded the debt forgiveness of $152,036 as a contribution to capital.

Until December 31, 2014, we sub-leased approximately 2,500 square feet from Tandon Enterprises for our executive offices and headquarters in Simi Valley, California at a monthly rate of $2,143, which we believed was a fair rental rate for such a sub-lease.

For the year ended December 31, 2013, we purchased $110,301 of products from SMLINQ, LLC, an entity controlled by Vivek Tandon, our Chief Operating Officer and President.

As of August 7, 2015, Jawahar Tandon and Vivek Tandon were each indebted to our company in the amount of approximately $184,000 and $115,000, respectively. In August 2015, pursuant to an arrangement with Tandon Enterprises, we transferred these receivables to Tandon Enterprises in consideration for an identical reduction in amounts owed by our company to Tandon Enterprises. As a result, neither Jawahar nor Vivek Tandon has any outstanding amounts due to our company.

Further to David Clarke’s agreement to become Executive Chairman of the Board, in October 2015 we issued Mr. Clarke 1,000,000 shares of our common stock. Mr. Clarke has agreed not to transfer or sell any of these shares until January 10, 2017.

Assignment and Assumption Agreement

As referenced herein, prior to our reorganization described below under the heading “Arrangements with WestPark Capital”, SDJ was owned solely by Devinder Tandon and Jawahar Tandon, who also substantially own Tandon Enterprises, Inc. Syrma Technologies Private Ltd. (“Syrma”) is owned by Manohar Tandon, the brother of Jawahar and Devinder Tandon. Prior to the execution of the Monster License Agreement, SDJ had primarily acted as a pass-through entity for transactions between Tandon Enterprises and Syrma. Tandon Enterprises and Syrma sold to each other memory chips and performed value-added services related to such chips, as well as transferring and selling equipment to manufacture and test memory chips to each other using SDJ as a conduit; the primary purpose for using the conduit was to allow Syrma to comply with applicable restrictions under its bank agreements. SDJ recorded substantial accounts payable to and accounts receivable from each of Syrma and Tandon Enterprises relating to such sales and services, as well as advances and loans between Syrma and Tandon Enterprises using SDJ as a conduit on an as-needed basis. In addition, each of Devinder Tandon and Jawahar Tandon personally made advances and loans to SDJ on an as-needed basis for working capital purposes. Also, Tandon Enterprises assumed certain of the liabilities of a company owned by Vivek Tandon but recorded on SDJ’s books. No representation can be made that any of such transactions by and among SDJ, Tandon Enterprises and Syrma were conducted as an “arms-length transaction.”

In May 2012, each of SDJ, Tandon Enterprises and Syrma entered into an Assumption of Liabilities and Assignment of Receivables Agreement (the “Assignment and Assumption Agreement”), effective December 31, 2011. The primary purpose of the transaction was for Syrma and Tandon Enterprises to take onto their books those liabilities and receivables that primarily related to the transactions referenced above and have them substantially removed from the books of SDJ. This would reflect the true nature of the transactions as opposed to having the transactions reflected on the books of SDJ when it merely acted as a conduit for the referenced sales, services and advances referenced above. Accordingly, these amounts are not reflected in our audited financial statements included in this prospectus.

As a result of the Assignment and Assumption Agreement, the net effect was that the net amount of obligations and receivables by and among these related parties were assumed by Tandon Enterprises. Upon the execution of such agreement, we had a net liability to Tandon Enterprises in the amount of $153,798. Tandon Enterprises then forgave the debt and we recorded the debt forgiveness as a contribution to capital.

Consulting Agreements

In May 2015, we entered into a one-year consulting agreement with David Clarke, our Executive Chairman of the Board and a significant shareholder in our company. Further to the agreement, we issued Mr. Clarke 1,250,000 shares of our common stock. Mr. Clarke has agreed not to transfer or sell any of these shares until

January 10, 2017. We also agreed to pay all of Mr. Clarke’s expenses incurred in connection with the performance of his consulting duties. As of June 30, 2015, we owed Mr. Clarke approximately $14,600 in unreimbursed expenses.

During the years ended December 31, 2013 and 2014, we paid $10,000 a month to Vivek Tandon as consulting fees. An aggregate of $120,000 and $90,000 was paid to Mr. Tandon as a consultant for the years ended December 31, 2013 and 2014. Mr. Tandon became our President in October 2014 and our Chief Operating Officer in August 2015.

Cancellation of Shares

Between December 2014 and March 2015, we effected an exchange offer whereby all holders of convertible promissory note and warrants issued by us between April 2014 and March 2015 ($5.1 million principal amount of 6% convertible promissory notes convertible at $1.50 and warrants to purchase up to an aggregate of 4,594,699 shares of common stock at a per share exercise price of $1.50) were offered the ability to exchange such securities for shares of our common stock as follows: (i) for the settlement of all outstanding balances (principal and accrued interest) under each note at the rate of one share of common stock of the registrant for each $1.00 in outstanding principal amount of the note and (ii) for the cancellation of all warrants, one share of common stock for each two shares of common stock issuable upon exercise of the warrants. Further to the exchange offer, Jawahar Tandon agreed that for each new share issued by us further to the exchange offer up to 5,000,000 shares, he would cancel one share of our common stock beneficially held by him. An aggregate of 7,145,000 shares of common stock were issued by us pursuant to the exchange offer and the J Tandon Partnership Trust cancelled 5,000,000 shares of our common stock.

Between April and August 2015 we effected a rights offering to existing shareholders and to new investors. Further to the rights offering, for every $3.00 invested, the investor would receive three newly issued shares of our common stock and Jawahar Tandon would transfer two shares of common stock beneficially held by him to the investor. For the sake of expediency, we agreed to issue all shares to investors in the rights offering and Mr. Tandon would cancel those shares he would otherwise have had to transfer further to the rights offering. An aggregate of 5,333,346 shares of common stock were issued by us, 2,133,338 shares of which represented shares which would have otherwise been transferred by Mr. Tandon and which were simultaneously cancelled by the J Tandon Irrevocable Family Trust and J Tandon Irrevocable Partnership Trust.

Further to a private placement of common stock effected by us between May 2012 and June 2013, the J Tandon Irrevocable Family Trust agreed to transfer one share beneficially held by it for each five shares purchased by investors further to the private placement if the data memory division of Tandon Enterprises, Inc. was not transferred to us. Since said division was not transferred, the J Tandon Irrevocable Family Trust was obligated to transfer an aggregate of 1,559,080 shares of common stock beneficially held by it to investors in the private placement. For the sake of expediency, we agreed to issue all such shares to investors in the private placement and the J Tandon Irrevocable Family Trust cancelled an identical number of shares, such shares issued in June 2015.

Pursuant to our decision to cancel our proposed acquisition of Syrma Technologies Pvt. Ltd., in September 2015 Jawahar Tandon, our Chief Executive Officer, and Devinder Tandon, one of our significant stockholders and a former director, offered in the aggregate to each stockholder who purchased shares of our company for cash the opportunity to receive one additional share from Mssrs. Tandon’s beneficial holdings for each six shares purchased from our company by such stockholder (together the “Additional Shares”). A total of 21,754,572 shares were purchased by stockholders for cash; an aggregate of 3,625,762 Additional Shares were afforded these stockholders; 1,812,881 from each of Jawahar Tandon’s and Devinder Tandon’s beneficial holdings. For the sake of expediency, we issued the Additional Shares directly to electing stockholders and Mssrs. Tandon cancelled in the aggregate an equivalent number of shares beneficially held by them for each Additional Share referenced further to the previous sentence.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. For more information regarding these agreements, see “Executive Compensation — Limitation on Liability and Indemnification Matters.”

Arrangements with Monster, Inc. and affiliates

Monster License Agreement

We entered into a trademark license agreement with Monster, Inc. effective July 7, 2010. The agreement, as amended, gives us exclusive rights to utilize the tradenames “Monster Memory,” “Monster Digital” and the M (stylized mark on (i) action sport cameras, (ii) cable memory, (iii) flash based cards, (iv) flash based SSD drive products, (v) DRAM modules, (vi) USB flash drives and (vii) internal power supplies for personal computers. The 25 year agreement provides for the payment of royalties to Monster, Inc. on all sales of the referenced memory products, excluding sales to Monster, Inc., as follows:

•	Years 1 (2012) and 2: Royalties on all sales excluding sales to Monster, Inc. at a rate of four (4) percent, with no minimum;
•	Years 3 through 5: Minimum royalty payments of $50,000 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.
•	Years 6 through 10: Minimum royalty payments of $125,000 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.
•	Years 11 through 15: Minimum royalty payments of $187,500 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.
•	Years 16 through 25: Minimum royalty payments of $250,000 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.

Effective July 1, 2014, the royalty rate on certain products was reduced to 2% for a 12 month period.

At any time during the term of the agreement, a permanent license may be negotiated subject to the parties reaching a mutually acceptable agreement.

In August 2015, we executed a amendment the trademark license agreement with Monster whereby Monster granted us the additional right further to the aforementioned license agreement to use the name “Monster Digital, Inc.” as our corporate name. Further to the amendment, in addition to the royalties mentioned above, we issued Monster, Inc. 5,681,558 shares of our common stock and will pay it a cash fee of $500,000 payable over a 12 month period.

Noel Lee Advisory Board Agreement

In addition, in August 2015, and in connection with the aforementioned amendment to the trademark license agreement, we entered into a two-year advisory board agreement with Noel Lee, the Chief Executive Officer and sole shareholder of Monster, Inc. Further to the advisory board agreement, we issued Mr. Lee a warrant to purchase up to 2,840,779 shares of our common stock at a per share exercise price of $1.00.

Arrangements with WestPark Capital

Reorganization

In August 2012, SDJ, the predecessor of Monster Digital, became a wholly-owned subsidiary of Monster Digital (formerly known as WRASP 35, Inc. which changed its name to AOTS 35, Inc., a company wholly owned by WP Financial, an affiliate of WestPark Capital) further to a share exchange agreement. In connection with this reorganization, 100% of the issued and outstanding securities of SDJ were exchanged for securities of Monster Digital. An aggregate of 17,361,600 shares of common stock was issued to the shareholders of SDJ. Prior to the closing of the reorganization, the then-controlling stockholder of Monster Digital, WP Financial, agreed to the cancellation of an aggregate of 18,730,770 shares and warrants to purchase an aggregate of 27,800,560 shares of common stock held by it such that there were 2,558,400 shares of common stock and warrants to purchase an aggregate of 585,000 shares of common stock owned by it immediately after the reorganization.

WP Financial did not receive any consideration for the cancellation of the shares and warrants. The cancellation of the shares and warrants was accounted for as a contribution to capital. The number of shares and warrants cancelled was determined based on negotiations between WP Financial and SDJ. The parties to the transaction acknowledged that a conflict of interest existed with respect to the negotiations for the terms of the reorganization due to, among other factors, the fact that WestPark was advising SDJ in the transaction. The shareholders of SDJ negotiated an estimated value of SDJ and its subsidiaries and an estimated value of Monster Digital (based on the mutually desired capitalization of the company resulting from the reorganization) which therefore determined the capitalization of Monster Digital following the reorganization.

In addition, we paid a $155,000 success fee to WestPark for services being provided in connection with the reorganization, including coordinating the reorganization process, interacting with the principals of Monster Digital pre-reorganization and negotiating the definitive agreement for the reorganization of SDJ with Monster Digital, conducting a financial analysis of SDJ, conducting due diligence on SDJ and managing the interrelationship of legal and accounting activities. We also paid a $95,000 fee to WestPark for providing the use of Monster Digital for the reorganization.

Richard Rappaport, the former President of each of AOTS 35, Inc. (renamed Monster Digital, Inc.) and its indirect controlling stockholder through his control of WP Financial prior to the reorganization, indirectly holds a 100% interest in WestPark, an underwriter for this offering, due to the fact that he is the sole owner of the membership interests of the parent company of WestPark. Neither Mr. Rappaport nor WP Financial received any benefits in their individual capacities related to the transactions described above, except for WP Financial’s retention of shares in Monster Digital.

Private Placements

WestPark Capital acted as our placement agent in connection with a private placement of 7,795,400 shares of our common stock between May 2012 and June 2013. In connection therewith, we paid WestPark Capital commissions and expenses of $921,000 and issued them five year warrants to purchase an aggregate of up to 779,540 shares of our common stock at a per share exercise price of $1.00, which was the private placement per share price.

WestPark Capital also acted as our placement agent in connection with a private placement between April 2014 and March 2015 of $5.1 million worth of our convertible notes and warrants to purchase shares of our common stock. In connection therewith, we paid WestPark Capital commissions and expenses of $662,000 and issued them five year warrants to purchase an aggregate of up to 432,469 shares of our common stock at an exercise price of $1.50; the warrants issued to WestPark Capital had identical terms and conditions to those issued to investors in that private placement.

In December 2014, we issued 850,000 shares of our common stock to a non-executive employee of WestPark Capital for assistance in effecting an exchange offer of the aforementioned notes and warrants for shares of our common stock which we effected between December 2014 and March 2015.

WestPark Capital also acted as our Subscription Agent in connection with a rights offering between April and August 2015 of 4,623,275 shares of our common stock. In connection therewith, we paid WestPark Capital commissions and expenses of $448,000.

WestPark Capital acted as our placement agent in connection with a private placement on October 2015 of $1.96 million of promissory notes consisting of $1.6 million loaned to our company and a 22.5% loan organization fee payable on maturity, which is on the earlier of October 2016 or the closing date of our initial public offering. In connection therewith we paid WestPark Capital commission and expenses of $176,000.

Factoring Facility

In 2013, WestPark Capital acted as our agent in arranging a factoring facility. In connection therewith, we paid WestPark Capital a fee of $60,000.

Other arangements

In December 2013 and January 2014, David H. Clarke, our Executive Chairman of the Board, beneficially loaned Westpark Capital Financial Services LLC, the parent company of WestPark Capital, Inc., an aggregate of $350,000 evidenced by promissory notes bearing interest at 5% per annum and due five years from the date of issuance. In connection therewith Westpark Capital Financial Services LLC transferred to Mr. Clarke 113,750 shares of our common stock held by it and warrants to purchase up to 113,750 shares of our common stock held by it. The exercise price of the warrants is $1.00 and the warrants expire in 2017. All such loans and equity transfers were made by Westpark Capital Financial Services LLC prior to Mr. Clarke becoming Executive Chairman of the Board. All such notes remain outstanding.

As of June 30, 2015, Westpark Capital beneficially held over 5% of our common stock. In October 2015, WestPark Capital transferred 1,217,985 shares of the common stock held by it and warrants to purchase 602,789 shares of common stock to third parties further to prior contractual commitments; each of the transferees represented that he/she/it was an accredited investor.

Policies and Procedures for Transactions with Related Persons

We have adopted a policy to be effective on the effective date of this offering that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of such policy, but after presentation, consideration and approval by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of October 29, 2015, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•	each of our named executive officers;
•	each of our directors and director nominees; and
•	all of our current executive officers, directors and director nominees as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

Our calculation of the percentage of beneficial ownership prior to this offering is based on 55,815,567 shares of our common stock outstanding as of October 29, 2015. We have based our calculation of the percentage of beneficial ownership after this offering on      shares of our common stock outstanding immediately after the closing of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of common stock).

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Monster Digital, Inc., 2655 Park Center Drive, Unit C, Simi Valley, California 93065.

	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
Named Executive Officers, directors and director nominees
Jawahar Tandon(1)	10,371,556	18.9%
David H. Clarke(2)	5,469,579	9.8%
Vivek Tandon	—	—
Jonathan Clark	—	—
Robert B. Machinist	—	—
All executive officers, directors and director nominees as a group (total of 8 persons)	15,613,636	28.0%
5% Stockholders:
Monster, Inc.(3)	8,522,337	14.8%
Noel Lee(3)(4)	8,522,337	14.8%
D Tandon Irrevocable Family Trust(5)	6,867,919	12.3%
Devinder Tandon(5)	6,867,919	12.3%

*	Represents beneficial ownership of less than 1% of the outstanding common stock.
(1)	Includes 9,371,556 shares held by the J Tandon Family Trust, of which Jawahar Tandon, and Shobha Tandon, the wife of Jawahar Tandon, are the trustees. Jawahar Tandon may be deemed the indirect beneficial owner of these securities since he shares sale, voting and investment control over the securities. Also includes 1,000,000 shares held by Tandon Enterprises, Inc., a company controlled by Jawahar Tandon.
(2)	Represents 3,285,413 shares held by Mr. Clarke, 268,333 shares held by Leslie Clarke, Mr. Clarke’s wife, and 1,802,083 shares held by GBS Holdings, Inc., an entity which may be deemed controlled by Mr. Clarke but which is owned by Leslie Clarke and the children of Mr. Clarke. Includes warrants to purchase 81,250 shares of common stock held by Mr. Clarke and 32,500 shares of common stock held by GBS Holdings, Inc. Mr. Clarke may be deemed the indirect beneficial owner of these securities since he has shared sale, voting and investment control over the securities with his wife. The address of GSB Holdings, Inc. and Mr. Clarke is 14179 Laurel Trail, Wellington, Florida 33414.
(3)	Represents 5,681,558 shares held by Monster, Inc. and warrants to purchase 2,840,779 shares of common stock held by Noel Lee, the Chief Executive Officer and sole shareholder of Monster, Inc.
(4)	Mr. Lee may be deemed the indirect beneficial owner of these securities since he has sole sale, voting and investment control over the securities. The address of Monster, Inc. and Mr. Lee is 455 Valley Drive, Brisbane, CA 94005.
(5)	Devinder Tandon is the trustee of the D Tandon Irrevocable Family Trust. Mr. Tandon may be deemed the indirect beneficial owner of these securities since he has sole sale, voting and investment control over the securities.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock summarizes the most important terms of our capital stock. The descriptions of our capital stock and certain provisions of our Certificate of Incorporation and Bylaws are summaries and are qualified by reference to the Certificate of Incorporation and Bylaws filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part, and by the applicable provisions of Delaware law.

Our Certificate of Incorporation provides for common stock and undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 110,000,000 shares, all with a par value of $0.0001 per share, of which 100,000,000 shares are designated as common stock and 10,000,000 shares designated as preferred stock.

As of October 29, 2015, we had outstanding 55,815,567 shares of common stock held by approximately 200 stockholders of record.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available therefor. In the event that we liquidate, dissolve or wind up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of June 30, 2015, there were outstanding stock options under our 2012 Omnibus Incentive Plan to purchase up to 1,055,000 shares of common stock, all of which have an exercise price of $2.00 per share, vesting in four annual installments.

Warrants

The owner and Chief Executive Officer of Monster, Inc. holds warrants to purchase an aggregate of 3,090,779 shares of common stock Warrants representing the right to purchase 250,000 shares have a per share exercise price of $2.00, and expire in 2017 and the balance have a per share exercise price of $1.00 per share and expire in 2025.

In connection with a private placement of convertible promissory notes and warrants effected by us in between April 2014 and March 2015, we issued investors in the private placement warrants to purchase an aggregate of 34,200 shares of our common stock at exercise price of $1.50, all of which remain outstanding.

We issued WestPark Capital Financial Services, LLC warrants to purchase an aggregate of 1,732,474 shares of common stock issued in connection with the reorganization of our company in 2012 and further to its role as placement agent in connection with private placements of common stock and convertible note and warrants effected by our company prior to this offering at exercise prices ranging from $.00035 to $1.50 and expiring between 2017 and 2020. In October 2015, WestPark Capital transferred 1,217,985 shares of the common stock held by it and warrants to purchase 602,789 shares of common stock to third parties further to prior contractual commitments; each of the transferees represented that he/she/it was an accredited investor.

Registration Rights

We have agreed to register all 5,681,558 shares of common stock held by Monster, Inc. upon demand. All of the shares included in an effective registration statement may be freely sold and transferred, subject to any applicable lock-up agreement.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the outstanding shares of common stock outstanding will be able to elect all of our directors. Our Certificate of Incorporation and Bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. A special meeting of stockholders may be called by holders of a majority of our common stock, voting together as a single class, or by the majority of our whole board of directors, or our chief executive officer.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification

See “Executive Compensation — Limitation on Liability and Indemnification Matters.”

Listing

We have applied to list our common stock on The Nasdaq Capital Market under the symbol “MSDI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Corporate Stock Transfer, Denver, Colorado.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the closing of this offering,      shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of common stock and no exercise of outstanding options and warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining shares of our common stock outstanding after this offering are restricted securities as such term is defined in Rule 144 under the Securities Act and are subject to lock-up agreements with us as described below. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, described in greater detail below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock outstanding after this offering, which will equal shares assuming no exercise of the underwriters’ option to purchase additional shares of common stock; or
•	the average weekly trading volume of our common stock on The Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner non-affiliates of sale, current public information and notice provisions of non-affiliates Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits re-sales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements and Registration

We have agreed with the underwriters that we will not, without the prior consent of Joseph Gunnar & Co., LLC, as representative of the underwriters, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of or enter into any transaction which may result in the disposition of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock (excluding the exercise of certain warrants and/or options currently outstanding and exercisable) for a period of six months after the date of this prospectus.

In addition, each of our executive officers and directors and certain principal shareholders owning over _% of the stock of our company, holding an aggregate of     shares of common stock, have agreed with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and stockholders upon their death), or otherwise dispose of or enter into any transaction which may result in the disposition of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock, without the prior written consent of Joseph Gunnar & Co., LLC, as representative of the underwriters, for a period of      months after the date of this prospectus.

We have been advised by the underwriters that they have no present intention and there are no agreements or understandings, explicit or tacit, relating to the early release of any locked-up shares. Joseph Gunnar & Co., LLC, as representative of the underwriters, may, however, consent to an early release from the lock-up period if, in its opinion, the market for the common stock would not be adversely impacted by sales. The release of any lock-up would be considered on a case-by-case basis. Factors that Joseph Gunnar & Co., LLC may consider in deciding whether to release shares from the lock-up restriction include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our securities, historical trading volumes of our securities and whether the person seeking the release is an officer, director or affiliate of us.

We have agreed to register all 5,681,558 shares of common stock held by Monster, Inc. upon demand. All of the shares included in an effective registration statement may be freely sold and transferred, subject to any applicable lock-up agreement.

Equity Incentive Plan

As soon as practicable after the closing of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2012 Omnibus Incentive Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our equity compensation plans, see “Executive Compensation — Employee Benefit Plans.”

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.     is the representative of the underwriters.

Underwriters	Number of Shares
Joseph Gunnar & Co., LLC
Axiom Capital Management Inc.
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional      shares to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 45 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase      additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We have agreed to pay a non-accountable expense allowance to the Underwriter equal to 1.0% of the gross proceeds received in this offering. In addition to the 1.0% non-accountable expense allowance, we have also agreed to pay or reimburse the Underwriter for certain of the Underwriter’s out-of-pocket expenses relating to the offering, including all reasonable fees and expenses of the Underwriter’s outside legal counsel in an amount not to exceed $200,000, and reasonable travel, lodging and other out-of-pocket expenses of the Underwriter incurred in connection with this offering and the road show in an amount not to exceed $75,000, of which $25,000 has been paid by us as an advance which shall be returned to us to the extent the expenses have not been actually incurred. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed with the underwriters that we will not, without the prior consent of Joseph Gunnar & Co., LLC, as representative of the underwriters, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of or enter into any transaction which may result in the disposition of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock (excluding the exercise of certain warrants and/or options currently outstanding and exercisable) for a period of       months after the date of this prospectus.

In addition, each of our executive officers and directors and certain principal shareholders owning over _% of the stock of our company, holding an aggregate of     shares of common stock, have agreed with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and stockholders upon their death), or otherwise dispose of or enter into any transaction which may result in the disposition of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock, without the prior written consent of Joseph Gunnar & Co., LLC, as representative of the underwriters, for a period of six months after the date of this prospectus.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     million.

Upon the closing of this offering, we have agreed to sell to the Underwriters warrants to purchase a number of shares equal to 7% of the shares of our common stock sold in this offering, excluding any shares that may be sold pursuant to the underwriters’ exercise of the over-allotment option. The warrants will be exercisable at a per share exercise price equal to the public offering price, subject to standard anti-dilution adjustments for stock splits and similar transactions, and will become exercisable 180 days after the date of this prospectus and expire five years from the effective date of the registration statement date of which this prospectus forms a part. The warrants and the shares of common stock underlying the warrants have been deemed compensation by the FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). The underwriters (or permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate the warrants or the securities underlying the warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of this prospectus. Additionally, the warrants may not be sold transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180 day period) following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. Although the warrants and the underlying shares of common stock have been registered on the registration statement of which this prospectus forms a part, the warrants grant holders certain demand and “piggy back” registration rights. These rights apply to all of the securities directly and indirectly issuable upon exercise of the warrants. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants, other than underwriting commissions incurred and payable by the holders.

Until twelve months from the closing of the offering, Joseph Gunnar & Co., LLC and Axiom Capital Management, Inc. shall have a right of first refusal to act as lead or managing underwriters or exclusive financial advisors for any offering of securities, merger, acquisition or similar transaction.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on The Nasdaq Capital Market under the symbol “MSDI.”

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The Nasdaq Capital Market, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Manatt, Phelps & Phillips LLP of Costa Mesa, California, will pass upon the validity of the shares of common stock offered hereby. The underwriters are being represented by Schiff Hardin, LLP, Washington, D.C., in connection with the offering.

EXPERTS

The consolidated financial statements of Monster Digital, Inc. and Subsidiary as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 included in this prospectus have been audited by CohnReznick LLP, an independent registered public accounting firm, as stated in their report appearing herein which includes an explanatory paragraph relating to our ability to continue as a going concern. Such financial statements have been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room of the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at http://www.monsterdigital.com. After the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

MONSTER DIGITAL, INC.
AND SUBSIDIARY

CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Monster Digital, Inc.

We have audited the accompanying consolidated balance sheets of Monster Digital, Inc. and Subsidiary as of December 31, 2013 and 2014, and the related consolidated statements of operations, shareholders’ deficit and cash flows for the years then ended. Monster Digital, Inc. and Subsidiary’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monster Digital, Inc. and Subsidiary as of December 31, 2013 and 2014, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred net losses and negative cash flows from operating activities for the years ended December 31, 2013 and 2014 and has an accumulated deficit as of December 31, 2014. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ CohnReznick LLP

Roseland, New Jersey
August 12, 2015, except for the effects of the matters discussed in the fourth, eighth and ninth paragraphs of Note 10 which are as of September 30, 2015.

MONSTER DIGITAL, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2013	2014
ASSETS
Current assets
Cash	$1,000	$97,000
Accounts receivable, net of allowances of $54,000 and $664,000, respectively	870,000	3,569,000
Inventories	744,000	2,587,000
Prepaid expenses and other	150,000	68,000
Deferred debt issuance costs	141,000	48,000
Total current assets	1,906,000	6,369,000
Deposits and other assets	25,000	42,000
Total assets	$1,931,000	$6,411,000
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Line of credit	$789,000	$5,051,000
Accounts payable	837,000	3,765,000
Accrued expenses	680,000	2,046,000
Due to related parties	161,000	502,000
Notes payable	—	35,000
Total current liabilities	2,467,000	11,399,000
Commitments and contingencies
Shareholders’ deficit
Preferred stock; 10,000,000 shares authorized — none issued	—	—
Common stock; $.0001 par value; 100,000,000 shares authorized; 41,342,456 and 42,192,456 shares issued and outstanding, respectively	4,000	4,000
Additional paid-in capital	5,537,000	12,142,000
Accumulated deficit	(6,077,000)	(17,134,000)
Total shareholders’ deficit	(536,000)	(4,988,000)
Total liabilities and shareholders’ deficit	$1,931,000	$6,411,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONSTER DIGITAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2013	2014
Revenue	$3,444,000	$11,343,000
Cost of goods sold	2,838,000	11,109,000
Gross Profit	606,000	234,000
Operating expenses
Research and development	709,000	542,000
Selling and marketing	1,515,000	3,722,000
General and administrative	1,747,000	2,646,000
Total operating expenses	3,971,000	6,910,000
Operating loss	(3,365,000)	(6,676,000)
Other expense, net
Interest and finance expense	66,000	1,661,000
Debt conversion expense	—	2,707,000
Total other expenses	66,000	4,368,000
Loss before income taxes	(3,431,000)	(11,044,000)
Provision for income taxes	4,000	13,000
Net Loss	$(3,435,000)	$(11,057,000)
Loss Per Share
Basic and Diluted	$(0.09)	$(0.27)
Number of Shares used in Computation
Basic and Diluted	39,611,372	41,591,634

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONSTER DIGITAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Shareholders’ Deficit
	Shares	Amount
Balance at December 31, 2012	37,130,000	$4,000	$2,525,000	$(2,642,000)	$(113,000)
Private placement offering, net of Issuance costs	4,212,456	—	3,012,000	—	3,012,000
Net loss	—	—	—	(3,435,000)	(3,435,000)
Balance at December 31, 2013	41,342,456	4,000	5,537,000	(6,077,000)	(536,000)
Stock purchase warrants issued with convertible debt	—	—	735,000	—	735,000
Exchange of debt for equity	5,819,875	5,000	5,865,000	—	5,870,000
Cancellation of founders’ shares in debt for equity exchange	(4,969,875)	(5,000)	5,000	—	—
Net loss	—	—	—	(11,057,000)	(11,057,000)
Balance at December 31, 2014	42,192,456	$4,000	$12,142,000	$(17,134,000)	$(4,988,000)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONSTER DIGITAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2013	2014
Cash flows from operating activities
Net loss	$(3,435,000)	$(11,057,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred debt issuance costs and debt discount	40,000	1,147,000
Debt conversion expense	—	2,707,000
Accrued interest on debt converted to equity	—	98,000
Provision for doubtful accounts	86,000	401,000
Changes in operating assets and liabilities:
Accounts receivable	(692,000)	(3,100,000)
Inventories	(127,000)	(1,843,000)
Prepaid expenses and other	(143,000)	82,000
Other assets	29,000	(17,000)
Accounts payable	295,000	2,928,000
Accrued expenses	427,000	1,321,000
Due to related party	(352,000)	(119,000)
Net cash used in operating activities	(3,872,000)	(7,452,000)
Cash flows from financing activities
Private placement offering	3,887,000	—
Private placement issuance costs	(874,000)	—
Short-term loan – related party, net	230,000	460,000
Proceeds from issuance of convertible debt and warrants	—	3,466,000
Proceeds from credit facility	1,928,000	14,599,000
Payments on credit facility	(1,179,000)	(10,337,000)
Deferred financing costs	(181,000)	(640,000)
Net cash provided by financing activities	3,811,000	7,548,000
Net increase (decrease) in cash	(61,000)	96,000
Cash, beginning of the year	62,000	1,000
Cash, end of the year	$1,000	$97,000
Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$25,000	$370,000
Income taxes	$4,000	$13,000
Non-cash investing and financing activities:
Exchange of debt for equity	$—	$5,870,000
Accrued deferred debt issuance costs	$—	$45,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

Organization:  Monster Digital, Inc. (“TDI”), a Delaware corporation (formed in November 2010), and its subsidiary, SDJ Technologies, Inc. (“SDJ”) (collectively referred to as the “Company”), is an importer of high-end memory storage products and flash memory to be marketed and sold under the Monster Digital brand name pursuant to a long-term licensing agreement with Monster, Inc. Such memory storage products include high-end, rugged Solid State Drives (“SSDs”), Solid State Hybrid Drives (“SSHDs”) and removable flash memory secured digital cards (“SDs”). The Company sources its products from China, Taiwan and Hong Kong.

Basis of Presentation:  The consolidated financial statements of TDI and its subsidiary SDJ have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation:  The consolidated financial statements include accounts of TDI and SDJ. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates:  The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities (including sales returns, price protection allowances, bad debts, inventory reserves, warranty reserves, and asset impairments), disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Concentration of Cash:  The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on its cash balances.

Accounts Receivable:  Accounts receivable are carried at original invoice amount less allowance for doubtful accounts. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. Accounts receivable are considered to be past due if any portion of the receivable balance is outstanding for more than 90 days past the customer’s granted terms. The Company does not charge interest on past due balances or require collateral on its accounts receivables. As of December 31, 2013 and 2014, the allowance for doubtful accounts is approximately $54,000 and $664,000, respectively.

Inventory:  Inventory is stated at the lower of cost or market, with cost being determined on the weighted average cost method of accounting. The Company purchases finished goods and materials to assemble kits in quantities that it anticipates will be fully used in the near term. Changes in operating strategy, customer demand, and fluctuations in market values can limit the Company’s ability to effectively utilize all products purchased and can result in finished goods with above-market carrying costs which may cause losses on sales to customers. The Company’s policy is to closely monitor inventory levels, obsolescence and lower market values compared to costs and, when necessary, reduce the carrying amount of its inventory to its market value. As of December 31, 2013 and 2014, inventory on hand was comprised primarily of finished goods ready for sale.

Advertising:  Advertising costs are charged to expense when incurred. Advertising costs, which include market development expenses, were $51,000 and $565,000 for the years ended December 31, 2013 and 2014, respectively.

Fair Value of Financial Instruments:  Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Fair value is based on a

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES  – (continued)

hierarchy of valuation techniques, which is determined on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own market assumptions. These two types of inputs create a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Quoted prices for identical instruments in active markets.
Level 2:	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

All stock purchase warrants (see Note 5) are valued under methods of fair value under the Level 3 tier, as described above.

The carrying amount for other financial instruments, which include cash, accounts receivable, accounts payable, and line of credit, approximate fair value based upon their short term nature and maturity.

Revenue Recognition:  Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) the sales price is fixed or determinable, (3) collectability is reasonably assured, and (4) products have been shipped and the customer has taken ownership and assumed the risk of loss.

Revenue is reduced by reserves for price protection, sales returns and allowances and rebates. Our reserve estimates are based upon historical data as well as projections of sales, customer inventories and market conditions and current contractual sales terms. If the Company reduces the list price of its products, certain customers may receive a credit from the Company (i.e.: price protection). The Company estimates the impact of such pricing changes on a regular basis and adjusts its allowances accordingly. Amounts charged to operations for price protection are calculated based on actual price changes on individual products and customer inventory levels. The reserve is then reduced by actual credits given to these customers at the time the credits are issued.

The Company also offers market development credits (“MDF credits”) to certain of its customers. These credits are also charged against revenue. Distributors and retailers take full ownership of their product upon receipt and sales are fully recognized at that time.

Shipping and Handling Costs:  Historically, the Company has not charged its customers for shipping and handling costs, which is a component of marketing and selling expenses. These costs totaled approximately $40,000 in 2013 and $283,000 in 2014.

Income Taxes:  Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax basis of assets and liabilities and net operating loss carryforwards, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more likely than not to be realized upon settlement. As of December 31, 2013 and 2014, there are no known uncertain tax positions.

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES  – (continued)

The Company policy is to classify the liability for unrecognized tax benefits as current to the extent that it is more likely than not to be realized upon settlement and to the extent that the Company anticipates payment (or receipt) of cash within one year. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in the tax provision.

Product Warranty:  The Company’s memory products are sold under various limited warranty arrangements ranging from three years to five years on solid state drives and a limited lifetime warranty on all other products. Company policy is to establish reserves for estimated product warranty costs in the period when the related revenue is recognized. The Company has the right to return defective products to the manufacturer. As of December 31, 2013 and 2014, the Company has established a warranty reserve of $38,000 and $192,000, respectively, which are included in accrued expenses in the accompanying consolidated balance sheets. Activity in the product warranty liability is as follows:

Balance December 31, 2012	$46,000
Increase for 2013 sales	19,000
Settlements and payments	(27,000)
Balance December 31, 2013	38,000
Increase for 2014 sales	269,000
Settlements and payments	(115,000)
Balance December 31, 2014	$192,000

Research and Development:  The Company incurs costs to improve the appeal and functionality of its products. Research and development costs are charged to expense when incurred.

Earnings (Loss) per Share:  Basic earnings (loss) per share is calculated by dividing net earnings (loss) (all of which is attributable to common stockholders) by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is calculated similarly but includes potential dilution from the exercise of common stock warrants and conversion of debt to equity, except when the effect would be anti-dilutive. Earnings (loss) per share are computed using the “treasury stock method.” For 2013 and 2014, warrants outstanding for 1,550,005 and 1,815,347 shares of common stock, respectively, and $38,000 in convertible notes payable in 2014 have been excluded from the computation of diluted loss per share because their effect was anti-dilutive.

Recently issued accounting pronouncements — In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. Under ASU 2014-08, only disposals that represent a strategic shift that has (or will have) a major effect on the entity’s results and operations would qualify as discontinued operations, which could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity. ASU 2014-08 also expands the disclosure requirements for disposals of operations to include more information about assets, liabilities, income and expenses and requires entities to disclose information about disposals of individually significant components. ASU 2014-08 is effective in the first quarter of 2015, with early adoption permitted. ASU 2014-08 could impact our consolidated financial results in the event of a transaction as described above.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES  – (continued)

and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective in the first quarter of 2018, with early adoption not permitted and requires either a retrospective or a modified retrospective approach to adoption. We have not yet selected a transition method and are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements — Going Concern, which requires that management of an entity should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. This update will become effective beginning January 1, 2017, with early adoption permitted. The provisions of this standard are not expected to significantly impact the Company.

In April 2015, the FASB issued ASU 2015-03, Interest — Imputation of Interest, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Debt disclosures will include the face amount of the debt liability and the effective interest rate. The update requires retrospective application and represents a change in accounting principle. The update is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued. The adoption of ASU 2015-03 is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The standard requires entities to measure most inventory “at the lower of cost and net realizable value,” thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market (market in this context is defined as one of three different measures, one of which is net realizable value). The standard is effective for the Company prospectively beginning January 1, 2017. The Company is currently evaluating the impact of the adoption of this guidance on its financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

NOTE 2 — GOING CONCERN

As of December 31, 2014, the Company has negative working capital of approximately $5,030,000, has a capital deficit of approximately $4,988,000, and has incurred cumulative net losses from its inception of approximately $17,134,000. These circumstances raise substantial doubt as to the Company’s ability to continue as a going concern. In response to this uncertainty, Management has taken certain measures to date in 2015 and has plans for the remainder of 2015 and beyond, with the objective of alleviating this concern. They include the following:

•	Subsequent to December 31, 2014, the Company raised $3,887,000, net of offering costs, upon the issuance of convertible notes payable and common stock purchase rights offering.
•	In order to meet customers’ needs for consumer products, the Company is continuing to develop new products to complement existing products and expand overall product offerings, with the objective of increasing revenue and gross profit percentages. The Company expects to offer up to three new product families consisting of up to twelve new products (or significant enhancements to existing products) in 2015.

While the Company believes it will be successful in obtaining the necessary financing to fund its operations, there are no assurances that such additional funding will be achieved and that it will succeed in its future

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — GOING CONCERN  – (continued)

operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 3 — DEBT FINANCING

Credit Facility

In May 2012, the Company entered into a 12 month, $2.0 million accounts receivable based credit facility. The facility provided for a maximum advance rate of 85% against eligible receivables. The credit facility carried a base interest rate of prime plus 2% with additional fees for managing the facility. This credit facility expired in May 2013.

In November 2013, the Company entered into a 12 month, $2.0 million accounts receivable based credit facility with Marquette Commercial Finance. In September 2014, the available credit was increased to $8.0 million. The facility provides for a maximum advance rate of 80% against eligible receivables. The credit facility carries a per-annum interest rate of a base rate plus 3.5% (subject to a minimum of 6.75%), with the base rate being the greater of the prime lending rate or LIBOR plus 2.0%. In addition, there are fees for managing the facility. At December 31, 2013 and 2014, the total amount outstanding under the credit facility was $789,000 and $5,006,000, respectively. This credit facility was renewed in November 2014 and is set to expire in November 2015 unless terminated sooner under the provisions of the agreement by either party. The Company incurred approximately $172,000 in costs to secure and establish the credit facility. For the years ended December 31, 2013 and 2014, approximately $31,000 and $141,000, respectively, was amortized to interest and finance expense. Outstanding borrowings under the facility are collateralized by substantially all assets of the Company.

In March 2015, Marquette Commercial Finance notified the Company of its intent to terminate the contract and that it will continue to finance sales transactions with specific customers until such time that the Company is able to establish a credit facility with a different finance company.

In June 2015, the Company secured an accounts receivable financing facility with Bay View Funding. The new contract provides for maximum funding of $4 million and a factoring fee of 1.35% for the first 30 days and .45% for each 10-day period thereafter that the financed receivable remains outstanding. Upon the execution of this contract, the balance owed to Marquette was repaid and that contract was terminated. There are no covenants associated with this facility.

Purchase Order Purchase Agreement

In April 2014, the Company entered into a purchase order purchase agreement with Brookridge Funding (Brookridge). Under the agreement, the Company may present and assign to Brookridge customer purchase orders. Upon acceptance, Brookridge receives right, title and interest in the purchase order and all funds that may come due as a result of the purchase order. Brookridge purchases accepted purchase orders at a price not in excess of the cost of the applicable inventory required to fulfill the purchase order. Fees accrue at a rate of 2% of the funded amount for the first 20 days and an additional 1% for each 10 day period that the amount remains unpaid thereafter. There are no covenants associated with this facility. As of December 31, 2014, the amount due Brookridge under this agreement is $45,000, which is included in the caption “line of credit” on the accompanying consolidated balance sheet.

Convertible Debt

In April 2014, the Company initiated a private placement offering to issue up to $4.0 million of convertible promissory Notes. The amount of the offering was later increased to $6.0 million. Between April and December 2014, a total of $3,466,000 of convertible notes were issued. Direct costs incurred in connection with the offering totaled $640,000 cash plus warrants issued to the placement agent with an estimated value of $63,000. The Notes are due 12 months following their issuance and bear interest at 6% per annum, payable in

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — DEBT FINANCING  – (continued)

shares of common stock at the conversion rate of the Note. If the Company had completed a qualified underwritten public offering of its common stock prior to the Note maturity date (a “qualified IPO”), then the Note would be automatically converted into shares of common stock. The conversion price would be the greater of $1.50 or 50% of the qualified IPO price per share. If the Company had not completed a qualified IPO prior to the Note maturity date, then the holder had the right to convert the Note into common stock at $1.50 per share.

For each $1,000 principal amount of Notes, the holder received 667 Note warrants and 233 Vesting warrants, both of which are exercisable at $1.50 per share.

With respect to the Note warrants, if the Company had not completed a qualified IPO prior to the maturity date of the underlying Note, and the holder does not make an election to convert the Note in its entirety to common stock, then 50% of the Note warrants will be canceled. Unexercised warrants expire 5 years following their issuance.

The Vesting warrants vest and become exercisable monthly between July 1, 2014 and April 1, 2015. These warrants are not subject to forfeiture in the event the Company does not complete a qualified IPO. Unexercised Vesting warrants expire 3 years following the vesting date.

During 2014, none of the Note or Vesting warrants were exercised.

In conjunction with the convertible debt offering, the Company issued a total of 3,118,950 stock purchase warrants to Note holders and 231,142 stock purchase warrants to the placement agent. The Company accounted for these warrants in accordance with FASB ASC 470-20, Debt with Conversion and Other Options. The Company computed the value of the warrants using the Black-Scholes option pricing model (see Note 5) and recorded the fair value of warrants by allocating a portion of the proceeds to note holders’ warrants, based on their relative fair value, as a reduction to the carrying amount of the convertible debt. The discount recorded in connection with the warrant valuation is amortized over the term of the convertible notes and is recognized as non-cash interest expense.

The Company recorded a discount to the debt of $735,000 for the calculated fair value of the warrants issued in conjunction with the convertible notes in 2014. Also in connection with the issuance of convertible notes in 2014, the Company incurred debt issuance costs in the form of cash totaling $640,000. The debt discount and deferred debt issuance costs are amortized over the term of the convertible notes and is recognized as a non-cash interest expense using the effective interest method, resulting in an imputed interest rate of approximately 66% per annum. In 2014, a total of approximately $660,000 in non-cash interest expense was recognized as a result of the amortization of the debt discount and deferred debt issuance costs related to convertible debt.

Debt to Equity Exchange Offer

In December 2014, the Company extended an offer to its convertible Note holders for the exchange of convertible Notes, accrued interest and common stock purchase warrants into common stock. In the offer, the conversion rate on the principal amount of Notes was reduced from $1.50 per share to $1.00 per share, with accrued interest being cancelled. Furthermore, in exchange for the cancellation of all warrants, the Note holder receives 1 share of common stock for every 2 shares that would be issued upon exercise of the warrants.

As further inducement to the offer, for the new shares issued in connection with the exchange offer, the Company’s principal shareholder agreed to put back to the Company an equal number of shares owned by him (to a maximum of 5 million shares) and have such shares cancelled.

Through December 31, 2014, a total of $3,428,000 in convertible Notes have converted to equity pursuant to the exchange offer. As a result, of the foregoing exchange, $5,870,000 was credited to additional paid-in

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — DEBT FINANCING  – (continued)

capital, which is the net amount of the principal of the Notes, unpaid accrued interest, unamortized debt discount, and the debt conversion expense.

The debt conversion expense of $2,707,000 represents the estimated fair value of all securities and other consideration transferred in the exchange transaction in excess of the fair value of securities issuable pursuant to the original conversion terms.

NOTE 4 — ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2013	December 31, 2014
Royalties	$133,000	$488,000
Market development credits	94,000	497,000
Others	453,000	1,061,000
Total	$680,000	$2,046,000

NOTE 5 —  STOCKHOLDERS’ EQUITY

Effective October 12, 2011, the Company engaged the investment banking firm of WestPark Capital, Inc. (“WestPark” or “placement agent’) to assist the Company in issuing common stock through a Private Placement Offering. WestPark’s fees for securing the investment were 10% of the funds secured plus a non-accountable expense allowance of 1% of the funds secured. In addition, the placement agent was granted five year warrants equal to 10% of the shares issued to the private placement investors. Beginning in 2012 and through December 31, 2013, WestPark raised $5,418,000, net of fees of $1,732,000, from the Private Placement Offering. The offering was closed in 2013.

On June 4, 2012, the Company issued WestPark 2,808,400 shares of common stock and a stock purchase warrant to purchase 585,000 shares of the Company’s common stock in exchange for the cancellation of WestPark’s outstanding common stock and warrants in the Company prior to the 2012 reverse capitalization. Also in 2012, the Company issued WestPark stock purchase warrants to purchase 313,000 shares of the Company’s common stock in connection with the private placement of common stock during the year.

In 2013 the Company issued WestPark stock purchase warrants to purchase 402,005 shares of the Company’s common stock in connection with the private placement of common stock during the year. In connection the issuance of convertible debt in 2014 as described in Note 3, the Company issued to Westpark 231,142 stock purchase warrants as partial compensation for services. Also as described in Note 3, the Company issued to convertible note holders a total of 3,118,950 stock purchase warrants. All warrants described herein are classified within shareholders’ equity.

All warrants have been valued on the date of their issuance using the Black-Sholes option pricing model using the following assumptions and contractual terms:

						Valuation Assumption
Year Issued	Issued to	Number of Warrants	Year of Expiration	Exercise Price per Share	Contractual Term	Dividend Rate	Risk-Free Interest Rate	Stock Price Volatility	Estimated Value
2013:	Placement Agent	402,005	2018	$1.00	5 years	0.00%	.36% – .78%	52.9% – 67.3%	$219,781
2014:	Placement Agent	231,142	2019	1.50	5 years	0.00%	.88% – 1.10%	46.5% – 47%	62,869
	Note Holders	2,310,333	2019	1.50	5 years	0.00%	.88% – 1.10%	46.5% – 47%	683,193
	Note Holders	806,617	2017	1.50	3 years	0.00%	.88% – 1.10%	46.5% – 47%	149,197

The expected term is based upon contractual terms. The expected volatility is estimated by analyzing the historic volatility of similar public companies. The risk-free rate of return reflects the weighted average

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 —  STOCKHOLDERS’ EQUITY  – (continued)

interest rate offered for US treasury rates over the expected life of the warrants. The fair value of the stock price of the Company’s common stock is based upon the prior private placement offering completed by the Company.

Activity with respect to warrants in 2013 and 2014 is as follows:

	Number of Warrants	Weighted Avg. Exercise Price	Expiration Year
Balance at December 31, 2012	1,148,000	$0.71	2016 – 2017
Issued in 2013	402,005	1.00	2018
Outstanding at December 31, 2013	1,550,005	0.79
Issued in 2014	3,350,092	1.50	2017 – 2019
Cancelled in 2014	(3,084,750)	1.50	2017 – 2019
Outstanding at December 31, 2014	1,815,347	$0.88	2017 – 2019

In 2012, the Company’s Board of Directors approved an incentive compensation plan which allows for the granting of stock options, stock appreciation rights, awards of restricted stock and restricted stock units, stock bonuses and other cash and stock-based performance awards. A total of 1.5 million shares of common stock have been approved and reserved for issuance under the plan. As of December 31, 2014, no stock options or other awards have been granted under the plan.

NOTE 6 — RELATED PARTY TRANSACTIONS

Office and Warehouse Usage:  In 2013 and 2014, the Company occupied a portion of office and warehouse space from SDJ Partners, LLC, a limited liability company owned by Sirjang Tandon, Devinder Tandon, and Jawahar Tandon. Jawahar Tandon and Devinder Tandon are founders and Directors of SDJ Technologies, Inc., Jawahar Tandon is a Director of Tandon Digital, Inc. (Devinder Tandon is a former Director) and Jawahar Tandon serves as Chief Executive Officer of both entities. The Company leased the facilities on a month-to-month basis. Rent expense for the years ended December 31, 2013 and 2014 was $72,000 and $54,000, respectively. At December 31, 2014, the amount due to SDJ Partners, LLC was $42,000. In February 2015, the Company relocated to a facility that is leased from an unrelated party.

Administrative Support:  From the formation of SDJ Technologies, Inc. in 2007 through December 31, 2014, Tandon Enterprises, Inc., a related party, has provided administrative, accounting, and operational support to the Company. The Company reimburses Tandon Enterprises, Inc. based on the actual costs incurred. The fees for the years ended December 31, 2013 and 2014 totaled $248,000 and $172,000, respectively. Total unpaid administrative support fees were $172,000 at December 31, 2014.

Employment Agreement:  The Company has an Executive Employment Agreement with Jawahar Tandon (“Executive”) to serve as the Company’s Chief Executive Officer. The agreement expires May 30, 2015 and shall be renewed automatically for an additional (1) year effective June 1, 2015 and each anniversary date thereafter. The agreement can be terminated by either party with 60 days notice prior to May 30, 2015 or any subsequent period thereafter. The Company shall pay the Executive a base annual salary of $250,000, which may be increased at the discretion of the Company. The Executive will be entitled to an annual bonus of up to 30% of the base salary, and is allotted a monthly automobile and country club membership allowance totaling $3,500. Additionally, the Company is to pay 100% of the Executive’s healthcare and medical premiums. At December 31, 2014, there were no unpaid expenses under this agreement.

Related Party Sales:  Sales to and purchases from EMLinQ, LLC., an entity related through partial indirect common ownership, amounted to $110,000 for the year ended December 31, 2013. There were no sales to or purchases from this entity in 2014, and as of December 31, 2014, there was no amount owed by or to this entity.

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — RELATED PARTY TRANSACTIONS  – (continued)

Borrowings:  From time to time, the Company receives short-term, non-interest bearing loans from Tandon Enterprises, Inc. for the purpose of funding temporary working capital needs. During 2014, the net amount borrowed was approximately $469,000.

Due to (from) related parties consists of the following:

	December 31, 2013	December 31, 2014
Tandon Enterprises, Inc.	$54,000	$632,000
SDJ Partners LLC	9,000	88,000
EMLinQ, LLC	101,000	—
Shareholders/Officers	(3,000)	(218,000)
Total	$161,000	$502,000

NOTE 7 — INCOME TAXES

For the years ended December 31, 2013 and 2014, the income tax provision of $4,000 and $13,000, respectively, consists of state income taxes currently paid or payable.

The deferred tax asset is comprised of the following:

	2013	2014
Deferred tax assets
Net operating losses	$2,429,000	$4,678,000
Accrued warranty	18,000	77,000
Other accrued expenses	—	1,224,000
Total deferred tax assets	2,447,000	5,979,000
Valuation Allowance	(2,447,000)	(5,979,000)
Net deferred tax asset	$—	$—

The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. As of December 31, 2014, the state and federal net operating loss carry forwards are approximately $11,659,000 and $11,639,000, respectively. Due to the uncertainty surrounding the realization of these deferred tax assets, the Company has recorded a 100% valuation allowance. Net operating loss carry forwards expire between the years 2029 and 2034. Tax years ended December 31, 2014, 2013 and 2012 are open and subject to audit.

The reconciliation of the U.S. statutory rate with the Company’s effective test rate is summarized as follows:

	2013	2014
	% of pre-tax Earnings	% of pre-tax Earnings
Federal tax	(34.0)%	(34.0)%
State tax, net	(6.1)	(6.1)
Non-deductible expenses	0.2	8.4
Change in valuation allowance	42.8	31.9
Miscellaneous	(2.8)	(0.1)
	0.1%	0.1%

Management is not aware of any uncertain tax positions and does not expect the total amount of recognized tax benefits to change significantly in the next twelve months.

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — CUSTOMER AND VENDOR CONCENTRATIONS

Customers:

Approximately 32%, 22%, and 12% of the Company’s net sales were made to three customers for the year ended December 31, 2013. At December 31, 2013, the amount included in outstanding accounts receivable related to these three customers was $464,000.

Approximately 30%, 22%, and 15% of the Company’s net sales were made to three customers for the year ended December 31, 2014. At December 31, 2014, the amount included in outstanding accounts receivable related to these three customers was approximately $3,100,000.

Vendors:

Approximately 88% of the Company’s purchases were provided by one vendor for the year ended December 31, 2013. At December 31, 2013, the amount in accounts payable related to this vendor was $27,000.

Approximately 80% of the Company’s purchases were provided by one vendor for the year ended December 31, 2014. At December 31, 2014, the amount in accounts payable related to this vendor was $36,000.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Royalty

The Company entered into the initial trademark license agreement with Monster, Inc., (formerly Monster Cable Products, Inc.) effective July 7, 2010. In 2012, the agreement was amended giving the Company exclusive rights to utilize the name “Monster Digital” on memory products for a period of 25 years (expires July 7, 2035) under the following payment schedule of royalties to Monster, Inc. set forth below. This license agreement contains various termination clauses that include (i) change in control, (ii) breach of contract and (iii) insolvency, among others. The Company is required to remit royalty payments to Monster, Inc. on or before the 30th day following the end of each calendar quarter. At any time during the term of the agreement, a permanent license may be negotiated.

Upon the amendment of the agreement in 2012, the Company issued warrants to Monster, Inc. for the purchase of 250,000 shares of common stock. The warrants are classified within shareholders’ equity and have an exercise price of $2.00 per share. The fair value of the warrants of $100,368, which was recognized as an expense in 2012, was determined using the Black-Sholes option pricing model,

The royalty schedule became effective in August 2011 and was further amended in April 2012. As amended, royalties under this contract are as follows:

•	Years 1 (2012) and 2: Royalties on all sales excluding sales to Monster, Inc. at a rate of four (4) percent, with no minimum.
•	Years 3 through 5: Minimum royalty payments of $50,000 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.
•	Years 6 through 10: Minimum royalty payments of $125,000 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.
•	Years 11 through 15: Minimum royalty payments of $187,500 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.
•	Years 16 through 25: Minimum royalty payments of $250,000 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.

Effective July 1, 2014, the royalty rate on certain products was reduced from 4% to 2%, for a period of 12 months based on a mutual understanding between the Company and the licensor.

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — COMMITMENTS AND CONTINGENCIES  – (continued)

For the years ended December 31, 2013 and 2014, royalty expense amounted to $153,000 and $576,000, of which $133,000 and $491,000, respectively, are included in accrued expenses in the accompanying consolidated balance sheets. The Company was not in compliance with the royalty remittance policy for each period presented in the accompanying consolidated financial statements. Royalty expense is included as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

General legal matters

The Company is subject to certain legal proceedings and claims arising in connection with the normal course of its business. In the opinion of management, there are currently no claims that would have material adverse effect on its consolidated financial position, results of operations or cash flows.

NOTE 10 — SUBSEQUENT EVENTS

Debt issuance and conversion

In the first quarter of 2015 as a continuation of the debt offering initiated in 2014, the Company issued convertible notes payable and warrants totaling $1,645,000. Net of offering costs and expenses of $414,000, the Company received $1,232,000. Pursuant to an exchange offer made to the note holders, all of the newly issued debt and related warrants were converted to 2,355,708 shares of common stock.

Stock purchase rights offering

In April 2015, the Company initiated a common stock purchase rights offering to its existing shareholders. The offering consists of 1,605,934 units, with each unit consisting of 3 newly issued shares of common stock and two shares of common stock owned by the Company’s principal shareholder and chairman. Each unit is offered for $3, with all proceeds going to the Company. In April through August 2015, the Company closed on the sale of approximately 1,066,669 units (representing approximately 3,200,007 newly issued common shares) and has received net proceeds of approximately $2,713,000.

Property lease:

In January 2015, the Company entered into a three year operating lease agreement for office, warehouse and production facilities. The monthly lease rate of approximately $11,000 is subject to an annual cost escalation of 3%.

Business acquisition

In December 2014, the Company entered into a letter of intent to acquire a business located in India. In 2015, the parties entered to definitive agreement in which the Company would acquire all of the shares of stock of the Indian company, including all outstanding shares of preferred stock, for $4 million in cash and $6 million in shares of common stock, with the stipulation that the closing of the transaction would be a date concurrent with the Company’s initial public offering of common stock. The number of shares of common stock to be delivered would be determined by the offering price in the initial public offering. On September 30, 2015, the Company decided not to pursue the acquisition and terminated the agreement.

Stock option grants

In May 2015, the Company grated stock options to employees for a total of 1,055,000 shares. The options have an exercise price of $2.00 per share, expire ten years after the grant date, and were vested as to between 25% to 75% of the shares underlying each of the grants as of the grant date, with the remaining shares vesting between March 2016 and February 2019.

Customer payment agreement

In July 2015, the Company entered into an agreement with a customer under which the Company will pay the customer a total of $835,000 owed to the customer for promotional and other credits related to sales that occurred in 2014. The credits were accrued as contra-sales in 2014. Under the terms of the agreement, there is no interest and the Company will make 12 monthly payments of $65,000 beginning in August 2015, and one final payment of $55,000 in August 2016.

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — SUBSEQUENT EVENTS  – (continued)

Management review of subsequent events

Management has performed an analysis of the activities and transactions subsequent to December 31, 2014 to determine the need for any adjustments to and/or disclosure within the consolidated financial statements for the year ended December 31, 2014. This analysis has been performed through August 12, 2015, the date the consolidated financial statements were available to be issued.

Amended trademark license agreement

In August 2015, the Company entered into an amendment to a trademark license agreement with Monster, Inc. whereby Monster, Inc. granted the Company to use the name “Monster Digital, Inc.” as its corporate name. Further to this amendment, the Company issued Monster, Inc. 5,681,558 shares of its common stock and will pay Monster, Inc. a cash fee of $500,000 payable over a 12 month period.

On August 27, 2015, the name of the Company was changed to Monster Digital, Inc.

MONSTER DIGITAL, INC.
AND SUBSIDIARY

CONSOLIDATED
FINANCIAL STATEMENTS

June 30, 2015

MONSTER DIGITAL, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31, 2014	June 30, 2015
		(unaudited)
ASSETS
Current assets
Cash	$97,000	$106,000
Accounts receivable, net of allowances of $664,000 and $343,000, respectively	3,569,000	464,000
Inventories	2,587,000	3,789,000
Prepaid expenses and other	68,000	218,000
Deferred IPO and debt issuance costs	48,000	95,000
Total current assets	6,369,000	4,672,000
Deposits and other assets	42,000	34,000
Total assets	$6,411,000	$4,706,000
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Line of credit	$5,051,000	$1,513,000
Accounts payable	3,765,000	5,218,000
Accrued expenses	2,046,000	1,580,000
Due to related parties	502,000	323,000
Notes payable	35,000	38,000
Total current liabilities	11,399,000	8,672,000
Commitments and contingencies
Shareholders’ deficit
Preferred stock; 10,000,000 shares authorized — none issued	—	—
Common stock; $.0001 par value; 100,000,000 shares authorized; 42,192,456 and 47,664,715 shares issued and outstanding, respectively	4,000	5,000
Additional paid-in capital	12,142,000	17,440,000
Accumulated deficit	(17,134,000)	(21,411,000)
Total shareholders’ deficit	(4,988,000)	(3,966,000)
Total liabilities and shareholders’ deficit	$6,411,000	$4,706,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONSTER DIGITAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Six Months Ended June 30,
	2014	2015
Revenue	$3,270,000	$2,718,000
Cost of goods sold	2,540,000	2,457,000
Gross Profit	730,000	261,000
Operating expenses
Research and development	190,000	246,000
Selling and marketing	687,000	1,389,000
General and administrative	949,000	1,375,000
Total operating expenses	1,826,000	3,010,000
Operating loss	(1,096,000)	(2,749,000)
Other expense, net
Interest and finance expense	256,000	630,000
Debt conversion expense	—	898,000
Total other expenses	256,000	1,528,000
Loss before income taxes	(1,352,000)	(4,277,000)
Provision for income taxes	8,000	—
Net Loss	$(1,360,000)	$(4,277,000)
Loss Per Share
Basic and Diluted	$(0.03)	$(0.10)
Number of Shares used in Computation
Basic and Diluted	39,606,276	44,757,931

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONSTER DIGITAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIT
(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Shareholders’ Deficit
	Shares	Amount
Balance December 31, 2014	42,192,456	$4,000	$12,142,000	$(17,134,000)	$(4,988,000)
Stock purchase warrants issued with convertible debt	—	—	335,000	—	335,000
Exchange of debt for equity	2,385,832	—	2,272,000	—	2,272,000
Cancellation of founders’ shares in debt for equity exchange	(30,125)	—	—	—	—
Cancellation of founders’ shares in connection with rights offering	(2,077,699)	—	—	—	—
Issuance of Common Stock	5,194,250	1,000	2,637,000	—	2,638,000
Amortization of non-cash stock-based compensation	—	—	54,000	—	54,000
Net loss	—	—	—	(4,277,000)	(4,277,000)
Balance June 30, 2015	47,664,715	$5,000	$17,440,000	$(21,411,000)	$(3,966,000)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONSTER DIGITAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six Months Ended June 30,
	2014	2015
Cash flows from operating activities
Net loss	$(1,360,000)	$(4,277,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of stock-based compensation	—	54,000
Amortization of deferred debt issuance costs and debt discount	116,000	463,000
Debt conversion expense	—	898,000
Accrued interest on debt converted to equity	—	12,000
Provision for doubtful accounts	—	107,000
Changes in operating assets and liabilities:
Accounts receivable	(588,000)	2,998,000
Inventories	(556,000)	(1,202,000)
Prepaid expenses and other	137,000	(180,000)
Other assets	—	8,000
Accounts payable	(232,000)	1,453,000
Accrued expenses	(103,000)	(466,000)
Due to related party	(103,000)	(28,000)
Net cash used in operating activities	(2,689,000)	(160,000)
Cash flows from financing activities
Private placement offering	—	3,116,000
Private placement issuance costs	—	(479,000)
Short-term loan – related party, net	151,000	(151,000)
Proceeds from issuance of convertible debt and warrants	2,500,000	1,645,000
Proceeds from credit facility	3,103,000	4,330,000
Payments on credit facility	(2,703,000)	(7,868,000)
Deferred financing costs	(324,000)	(424,000)
Net cash provided by financing activities	2,727,000	169,000
Net increase in cash	38,000	9,000
Cash, beginning of the period	1,000	97,000
Cash, end of the period	$39,000	$106,000
Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$35,000	$142,000
Non-cash investing and financing activities:
Deferred IPO costs	$—	$91,000
Exchange of debt for equity	$—	$2,272,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

Organization:  Monster Digital, Inc. (“MDI”), a Delaware corporation (formed in November 2010), and its subsidiary, SDJ Technologies, Inc. (“SDJ”) (collectively referred to as the “Company”), is an importer of high-end memory storage products and flash memory to be marketed and sold under the Monster Digital brand name acquired under a long-term licensing agreement with Monster, Inc. Such memory storage products include high-end, rugged Solid State Drives (“SSDs”), Solid State Hybrid Drives (“SSHDs”) and removable flash memory secured digital cards (“SDs”). The Company sources its products from China, Taiwan and Hong Kong.

Basis of Presentation:  The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and with the SEC’s instructions for interim financial information. They do not include all information and footnotes necessary for a fair presentation of financial position, operating results and cash flows in conformity with U.S. GAAP for complete financial statements. These consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2014 included elsewhere in the prospectus. All significant intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation of the operating results for the period presented have been included in the interim period. Operating results for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for other interim periods or the year ending December 31, 2015.

As permitted under U.S. GAAP, interim accounting for certain expenses, including income taxes, are based on full year forecasts. For interim financial reporting purposes, income taxes are recorded based upon estimated annual effective income tax rates taking into consideration discrete items occurring in a quarter.

Principles of Consolidation:  The consolidated financial statements include accounts of MDI and SDJ. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates:  The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities (including sales returns, price protection allowances, bad debts, inventory reserves, warranty reserves, and asset impairments), disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Concentration of Cash:  The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on its cash balances.

Accounts Receivable:  Accounts receivable are carried at original invoice amount less allowance for doubtful accounts. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. Accounts receivable are considered to be past due if any portion of the receivable balance is outstanding for more than 90 days past the customer’s granted terms. The Company does not charge interest on past due balances or require collateral on its accounts receivable. As of December 31, 2014 and June 30 2015, the allowance for doubtful accounts is approximately $664,000 and $343,000, respectively.

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES  – (continued)

Inventories:  Inventories are stated at the lower of cost or market, with cost being determined on the weighted average cost method of accounting. The Company purchases finished goods and materials to assemble kits in quantities that it anticipates will be fully used in the near term. Changes in operating strategy, customer demand, and fluctuations in market values can limit the Company’s ability to effectively utilize all products purchased and can result in finished goods with above-market carrying costs which may cause losses on sales to customers. The Company’s policy is to closely monitor inventory levels, obsolescence and lower market values compared to costs and, when necessary, reduce the carrying amount of its inventory to its market value. As of December 31, 2014 and June 30, 2015, inventory on hand was comprised primarily of finished goods ready for sale and packaging and supplies.

Advertising:  Advertising costs are charged to expense when incurred. Advertising costs, which include market development expenses, were $97,000 for the six months ended June 30, 2014. There were no advertising costs in the current period.

Fair Value of Financial Instruments:  Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Fair value is based on a hierarchy of valuation techniques, which is determined on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own market assumptions. These two types of inputs create a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Quoted prices for identical instruments in active markets.
Level 2:	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

All stock purchase warrants (see Note 5) are valued under methods of fair value under the Level 3 tier, as described above.

The carrying amount for other financial instruments, which include cash, accounts receivable, accounts payable, and line of credit, approximate fair value based upon their short term nature and maturity.

Revenue Recognition:  Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) the sales price is fixed or determinable, (3) collectability is reasonably assured, and (4) products have been shipped and the customer has taken ownership and assumed the risk of loss.

Revenue is reduced by reserves for price protection, sales returns and allowances, and rebates. Our reserve estimates are based upon historical data as well as projections of sales, customer inventories and market conditions and current contractual sales terms. If the Company reduces the list price of its products, certain customers may receive a credit from the Company (i.e.: price protection). The Company estimates the impact of such pricing changes on a regular basis and adjusts its allowances accordingly. Amounts charged to operations for price protection are calculated based on actual price changes on individual products and customer inventory levels. The reserve is then reduced by actual credits given to these customers at the time the credits are issued. We calculate the allowance for doubtful accounts and provision for sales returns and rebates based on management’s estimate of the amount expected to be uncollectible or returned on specific accounts. We provide for future returns, price protection and rebates at the time the products are sold. We

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES  – (continued)

calculate an estimate of future returns of product by analyzing units shipped, units returned and point of sale data to ascertain consumer purchases and inventory remaining with retail to establish anticipated returns. Price protection is calculated on a product by product basis. The objective of price protection is to mitigate returns by providing retailers with credits to ensure maximum consumer sales. Price protection is granted to retailers after they have presented the company an affidavit of existing inventory.

The Company also offers market development credits (“MDF credits”) to certain of its customers. These credits are also charged against revenue. Distributors and retailers take full ownership of their product upon receipt and sales are fully recognized at that time.

Shipping and Handling Costs:  Historically, the Company has not charged its customers for shipping and handling costs, which is a component of marketing and selling expenses. These costs totaled approximately $37,000 and $94,000 in the six months ended June 30, 2014 and 2015, respectively.

Income Taxes:  Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax basis of assets and liabilities and net operating loss carryforwards, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more likely than not to be realized upon settlement. As of December 31, 2014 and June 30, 2015, there are no known uncertain tax positions.

The Company policy is to classify the liability for unrecognized tax benefits as current to the extent that it is more likely than not to be realized upon settlement and to the extent that the Company anticipates payment (or receipt) of cash within one year. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in the tax provision.

Product Warranty:  The Company’s memory products are sold under various limited warranty arrangements ranging from three years to five years on solid state drives and a limited lifetime warranty on all other products. Company policy is to establish reserves for estimated product warranty costs in the period when the related revenue is recognized. The Company has the right to return defective products to the manufacturer. The warranty reserve is included in accrued expenses in the accompanying consolidated balance sheets.

Research and Development:  The Company incurs costs to improve the appeal and functionality of its products. Research and development costs are charged to expense when incurred.

Earnings (Loss) per Share:  Basic earnings (loss) per share is calculated by dividing net earnings (loss) (all of which is attributable to common stockholders) by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is calculated similarly but includes potential dilution from the exercise of common stock warrants and conversion of debt to equity, except when the effect would be anti-dilutive. Earnings (loss) per share are computed using the “treasury stock method.” Common stock purchase warrants, convertible notes payable and similar potentially dilutive instruments are excluded from the computation of diluted loss per share when their effect is anti-dilutive. For the periods ended June 30, 2014 and 2015, all such instruments were anti-dilutive (see Notes 3 and 5).

Recently issued accounting pronouncements — In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES  – (continued)

Disclosures of Disposals of Components of an Entity. Under ASU 2014-08, only disposals that represent a strategic shift that has (or will have) a major effect on the entity’s results and operations would qualify as discontinued operations, which could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity. ASU 2014-08 also expands the disclosure requirements for disposals of operations to include more information about assets, liabilities, income and expenses and requires entities to disclose information about disposals of individually significant components. ASU 2014-08 is effective in the first quarter of 2015, with early adoption permitted. ASU 2014-08 could impact our consolidated financial results in the event of a transaction as described above.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective in the first quarter of 2018, with early adoption not permitted and requires either a retrospective or a modified retrospective approach to adoption. We have not yet selected a transition method and are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements — Going Concern, which requires that management of an entity should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. This update will become effective beginning January 1, 2017, with early adoption permitted. The provisions of this standard are not expected to significantly impact the Company.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

NOTE 2 — GOING CONCERN

As of June 30, 2015, the Company has negative working capital of approximately $4.0 million, has a capital deficit of approximately $4.0 million, and has incurred cumulative net losses from its inception of approximately $21.0 million. These circumstances raise substantial doubt as to the Company’s ability to continue as a going concern. In response to this uncertainty, Management has taken certain measures to date in 2015 and has plans for the remainder of 2015 and beyond, with the objective of alleviating this concern. They include the following:

•	Subsequent to June 30, 2015, the Company raised approximately $331,000, net of offering costs, upon the issuance of common stock purchase rights offering.
•	In order to meet customers’ needs for consumer products, the Company is continuing to develop new products to complement existing products and expand overall product offerings, with the objective of increasing revenue and gross profit percentages. The Company expects to offer up to 5 new products (or significant enhancements to existing products) in 2015. With an increase in revenue, the Company expects to be able to negotiate more favorable pricing terms with its foreign vendors as the volume of purchases increases, which will improve overall gross profit margins.

While the Company believes it will be successful in obtaining the necessary financing to fund its operations, there are no assurances that such additional funding will be achieved and that it will succeed in its future

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — GOING CONCERN  – (continued)

operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 3 — DEBT AND EQUITY FINANCING

Credit Facility

In November 2013, the Company entered into a 12 month, $2 million accounts receivable based credit facility with Marquette Commercial Finance. In September 2014, the available credit was increased to $8 million. The facility provided for a maximum advance rate of 80% against eligible receivables. The credit facility carries a per-annum interest rate of a base rate plus 3.5% (subject to a minimum of 6.75%), with the base rate being the greater of the prime lending rate or LIBOR plus 2.0%. In addition, there were fees for managing the facility. At December 31, 2014, the total amount outstanding under the credit facility was $5,006,000. Outstanding borrowings under the facility were collateralized by substantially all assets of the Company.

In March 2015, Marquette Commercial Finance notified the Company of its intent to terminate the contract and that it will continue to finance sales transactions with specific customers until such time that the Company is able to establish a credit facility with a different finance company.

In June 2015, the Company secured an accounts receivable financing facility with Bay View Funding. The new contract provides for maximum funding of $4 million and a factoring fee of 1.35% for the first 30 days and .45% for each 10-day period thereafter that the financed receivable remains outstanding. Upon the execution of this contract, the balance owed to Marquette was repaid and that contract was terminated. The total amount outstanding under this Facility as of June 30, 2015 was $1,513,000. There are no covenants associated with this facility.

Purchase Order Purchase Agreement

In April 2014, the Company entered into a purchase order purchase agreement with Brookridge Funding (Brookridge). Under the agreement, the Company may present and assign to Brookridge customer purchase orders. Upon acceptance, Brookridge receives right, title and interest in the purchase order and all funds that may come due as a result of the purchase order. Brookridge purchases accepted purchase orders at a price not in excess of the cost of the applicable inventory required to fulfill the purchase order. Fees accrue at a rate of 2% of the funded amount for the first 20 days and an additional 1% for each 10 day period that the amount remains unpaid thereafter. As of December 31, 2014, the amount due Brookridge under this agreement was $45,000, which was included in the caption “line of credit” on the accompanying consolidated balance sheet. No amount was due to Brookridge as of June 30, 2015. There are no covenants associated with this facility.

Convertible Debt

In March 2014, the Company initiated a private placement offering to issue convertible promissory Notes. Between March and December 2014, a total of $3,465,500 of convertible notes were issued. Direct costs incurred in connection with the offering totaled $640,000 cash plus warrants issued to the placement agent with an estimated value of $63,000. The Notes are due 12 months following their issuance and bear interest at 6% per annum, payable in shares of common stock at the conversion rate of the Note.

For each $1,000 principal amount of Notes, the holder received 667 Note warrants and 233 Vesting warrants, both of which are exercisable at $1.50 per share. Unexercised Note warrants expire 5 years following their issuance while the Vesting warrants expire 3 years following the vesting date, which ended on April 1, 2015.

In conjunction with the convertible debt offering, the Company issued a total of 3,118,950 stock purchase warrants to Note holders and 212,572 stock purchase warrants to the placement agent. The Company accounted for these warrants in accordance with FASB ASC 470-20, Debt with Conversion and Other Options. The Company computed the value of the warrants using the Black-Scholes option pricing model (see

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — DEBT AND EQUITY FINANCING  – (continued)

Note 5) and recorded the fair value of warrants by allocating a portion of the proceeds to note holders’ warrants, based on their relative fair value, as a reduction to the carrying amount of the convertible debt. The discount recorded in connection with the warrant valuation is amortized over the term of the convertible notes and is recognized as non-cash interest expense.

During the six months ended June 30, 2014, the Company recorded a discount of $31,907 for the calculated fair value of the warrants issued in conjunction with $119,500 of convertible notes issued during the period. Also in connection with the issuance of convertible notes during that period, the Company incurred debt issuance costs in the form of cash totaling $17,000. The debt discount and deferred debt issuance costs are amortized over the term of the convertible notes and is recognized as a non-cash interest expense using the effective interest method.

Debt to Equity Exchange Offer

In December 2014, the Company extended an offer to its convertible Note holders for the exchange of convertible Notes, accrued interest and common stock purchase warrants into common stock. In the offer, the conversion rate on the principal amount of Notes was reduced from $1.50 per share to $1.00 per share, with accrued interest being cancelled. Furthermore, in exchange for the cancellation of all warrants, the Note holders received 1 share of common stock for every 2 shares that would have been issued upon exercise of the warrants.

As further inducement to the offer, for the new shares issued in connection with the exchange offer, the Company’s principal shareholder agreed to put back to the Company an equal number of shares owned by him (to a maximum of 5 million shares) and have such shares cancelled.

Through December 31, 2014, a total of $3,427,500 in convertible Notes had been converted to equity pursuant to the exchange offer.

For the six months ended June 30, 2015, the Company continued its private offering of convertible notes concurrent with a related offer to exchange the notes for shares of common stock on the terms indicated above. During the period, gross proceeds of $1,645,000 ($1,231,000 net of offering costs) were raised in the offering from the issuance of convertible notes payable. In March 2015, these notes were converted to common stock pursuant to the exchange offer, resulting in an inducement charge of $898,000. As a result of these transactions, an additional 2,355,708 common shares were issued during the period.

As of December 31, 2014 and June 30, 2015, a total of $35,000 and $38,000, respectively in principal of convertible notes payable remain outstanding. These notes matured in the second quarter of 2015.

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2014	June 30, 2015
Royalties	$488,000	$156,000
Market development credits	497,000	361,000
Others	1,061,000	1,063,000
Total	$2,046,000	$1,580,000

NOTE 5 — STOCKHOLDERS’ EQUITY

Common Stock Purchase Warrants:  From 2011 through June 30, 2015, the Company issued common stock purchase warrants in connection with the initial formation of the Company, the execution of a license agreement, and the issuance of convertible notes payable. All warrants have been valued on the date of their issuance using the Black-Sholes option pricing model using various assumptions regarding stock price volatility, risk-free interest rates, expected dividend rates, and expected term of the contract. Through June 30, 2015, none of the warrants have been exercised, and for the year ended December 31, 2014 and six months ended June 30, 2015, 3,084,750 and 1,480,342 warrants, respectively, have been canceled in connection with the exchange offer described above (see Note 3). As of December 31, 2014 and June 30, 2015, warrants to purchase 1,815,347 and 1,873,373 shares of common stock, respectively, are outstanding. Unexercised warrants will expire from 2016 to 2019.

Common stock purchase rights offering:  In April 2015, the Company initiated a common stock purchase rights offering to its existing shareholders. The offering consists of 1,605,934 units, with each unit consisting of three newly issued shares of common stock and two shares of common stock owned by the Company’s principal shareholder and chairman. Each unit is offered for $3, with all proceeds going to the Company. In April through June, 2015, the Company closed on the sale of approximately 1,038,850 units (representing 3,116,550 newly issued common shares) and has received net proceeds of approximately $2,638,000.

Restricted Shares:  Subsequent to June 30, 2015, the Company issued 1,250,000 shares of restricted common stock to the Company’s Chairman of the Board pursuant to a consulting agreement. The consulting agreement was effective in May 2015 and $41,000 of compensation expense was recognized in June 2015 related to the stock issuance.

NOTE 6 — STOCK OPTIONS

In 2012, the Company’s Board of Directors approved the 2012 Omnibus Incentive Plan (the “Plan”) which allows for the granting of stock options, stock appreciation rights, awards of restricted stock and restricted stock units, stock bonuses and other cash and stock-based performance awards. A total of 1.5 million shares of common stock have been approved and reserved for issuance under the Plan. As of June 30, 2015, 1,055,000 had been granted under the Plan. There were 1,500,000 and 445,000 options available for grant at December 31, 2014 and June 30, 2015, respectively.

The Company follows the provision of the ASC Topic 718, Compensations – Stock Compensation which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and non-employee directors, including employee stock options. Stock compensation expense based on the grant date fair value estimated in accordance with the provisions of ASC 718 is generally recognized as an expense over the requisite service period.

No options were granted in 2014.

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — STOCK OPTIONS  – (continued)

For the six months ended June 30, 2015, the following stock option grants were made:

Option Date	Options Granted	Exercise Price	Estimated Fair Value of Underlying Stock	Intrinsic Value
May 2015	1,055,000	$2.00	$0.39	None

The Company’s Board of Directors granted options for 1,055,000 shares of common stock to certain employees on May 8, 2015. The option prices were determined based on such factors as recent equity transactions and other factors as deemed necessary and relevant in the circumstances. The exercise prices for options granted were set by the Company’s board of directors at a premium over fair market value of its commons stock at the time the grants were authorized.

In regards to the valuation of the Company’s common stock, the Board of Directors engaged an independent third party valuation of the Company. Factors included in the valuation included the Company’s present value of future cash flows, its capital structure, valuation of comparable companies, its existing licensing agreements and the growth prospects for its product line. These factors were incorporated into an income approach and a market approach in order to derive an overall valuation of the Company’s common stock of $0.39 per share at May 8, 2015.

The Company utilizes the Black-Scholes valuation method to value stock options and recognizes compensation expense over the vesting period. The expected life represents the period that the Company’s stock-based compensation awards are expected to be outstanding. The Company uses a simplified method provided in Securities and Exchange Commission release Staff Accounting Bulletin No. 110 which averages an awards weighted average vesting period and contractual term for “plain vanilla” share options. The expected volatility was estimated by analyzing the historic volatility of similar public companies. No dividend payouts were assumed as the Company has not historically paid, and is not anticipating to pay, dividends in the foreseeable future. The risk-free rate of return reflects the weighted average interest rate offered for US treasury rates over the expected life of the options.

A summary of significant assumptions used to estimate the fair value of the stock options granted in the six months ended June 30, 2015 are as follows:

Weighted average fair value of options granted	$0.03
Expected term (years)	6.0 to 6.25
Risk-free interest rate	1.89%
Volatility	45.4%
Dividend yield	None

The Company recorded non-cash stock-based compensation of $13,000 during the six months ended June 30, 2015. There was no stock-based compensation recognized in 2014. An additional $18,000 of stock-based compensation remains to be amortized over 38 months.

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — STOCK OPTIONS  – (continued)

A summary of option activity for the Plan as of June 30, 2015 and changes during the six months then ended are represented as follows:

	Number of Warrants	Weighted Avg. Exercise Price	Weighted Average Remaining Contract Term (Years)	Aggregate Intrinsic Value
Options outstanding January 1, 2015	—	$—	—	$—
Granted	1,055,000	2.00	10	—
Forfeited	—	—	—	—
Outstanding at June 30, 2015	1,055,000	$2.00	10	$—

NOTE 7 — RELATED PARTY TRANSACTIONS

Office and Warehouse Usage:  In 2014, the Company occupied a portion of office and warehouse space from SDJ Partners, LLC, a limited liability company owned by Sirjang Tandon, Devinder Tandon, and Jawahar Tandon. Jawahar Tandon and Devinder Tandon are founders and Directors of SDJ Technologies, Inc. and both are Directors of Tandon Digital, Inc. Jawahar Tandon serves as Chief Executive Officer of both entities. The Company leased the facilities on a month-to-month basis. Rent expense for the six months ended June 30, 2014 was approximately $24,000. In 2015, the Company relocated to a facility that is leased from an unrelated party and therefore discontinued its leasing arrangement with SDJ Partners, LLC.

Administrative Support:  Tandon Enterprises, Inc., a related party, provides administrative, accounting, and operational support to the Company. The Company reimburses Tandon Enterprises, Inc. based on the actual costs incurred. The fees for the six months ended June 30, 2014 and 2015 totaled $53,000 and $0, respectively. Total unpaid administrative support fees were $172,000 at December 31, 2014 and $0 at June 30, 2015.

Borrowings:  From time to time, the Company receives short-term, non-interest bearing loans from Tandon Enterprises, Inc. for the purpose of funding temporary working capital needs. For the six months ended June 30, 2014, the Company borrowed $151,000, net of repayments, and repaid net $151,000 during the six months ended June 30, 2015.

Employment Agreement:  The Company has an Executive Employment Agreement with Jawahar Tandon (“Executive”) to serve as the Company’s Chief Executive Officer. The agreement expired May 30, 2015 and was renewed automatically for an additional (1) year effective June 1, 2015 and shall be renewed each anniversary date thereafter. The agreement can be terminated by either party with 60 days’ notice prior to May 30, 2015 or any subsequent period thereafter. The Company shall pay the Executive a base annual salary of $250,000, which may be increased at the discretion of the Company. The Executive will be entitled to an annual bonus of up to 30% of the base salary, and is allotted a monthly automobile and country club membership allowance totaling $3,500. Additionally, the Company is to pay 100% of the Executive’s healthcare and medical premiums. At December 31, 2014 and June 30, 2015, there were no unpaid expenses under this agreement.

Due to (from) related parties consists of the following at December 31, 2014 and June 30, 2015:

	December 31, 2014	June 30, 2015
Tandon Enterprises, Inc.	$632,000	$559,000
SDJ Partners LLC	88,000	88,000
Shareholders/Officers	(218,000)	(324,000)
Total	$502,000	$323,000

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — INCOME TAXES

For the six months ended June 30, 2014, the income tax provision consists of state income taxes currently paid or payable. As of December 31, 2014 and June 30, 2015, deferred tax assets have been fully reserved.

The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Due to the uncertainty surrounding the realization of these deferred tax assets, the Company has recorded a 100% valuation allowance. Net operating loss carry forwards expire between the years 2029 and 2034. Tax years ended December 31, 2014, 2013 and 2012 are open and subject to audit.

The effective income tax benefit rate as a percentage of pre-tax loss differs from the expected combined federal and state income tax rate of approximately 40.1% as a result of the full valuation reserve applied to deferred tax assets.

Management is not aware of any uncertain tax positions and does not expect the total amount of recognized tax benefits to change significantly in the next twelve months.

NOTE 9 — CUSTOMER AND VENDOR CONCENTRATIONS

The majority of net sales are typically concentrated within relatively few customers. During 2014, approximately 67% of the Company’s sales were made to three customers which individually accounted for over 10% of total sales. At December 31, 2014, the amount included in outstanding accounts receivable related to these three customers was approximately $3.1 million. For the six months ended June 30, 2015, sales to two customers individually exceeded 10% and collectively accounted for approximately 59% of total sales. Accounts receivable from these customers at June 30, 2015 totaled $342,000.

The Company has historically purchased between 80-90% of its inventory from a single vendor in Asia. However, management does not believe that the Company is exposed to significant risk as a result of this inventory supply concentration. As of December 31, 2014, the amount of accounts payable related to this vendor was $36,000. There was no amount due as of June 30, 2015.

NOTE 10 — COMMITMENTS AND CONTINGENCIES

Royalty

The Company entered into the initial trademark license agreement with Monster, Inc., (formerly Monster Cable Products, Inc.) effective July 7, 2010. In 2012, the agreement was amended giving the Company exclusive rights to utilize the name “Monster Digital” on memory products for a period of 25 years (expires July 7, 2035) under the following payment schedule of royalties to Monster, Inc. This license agreement contains various termination clauses that include (i) change in control, (ii) breach of contract and (iii) insolvency, among others. The Company is required to remit royalty payments to Monster, Inc. on or before the 30th day following the end of each calendar quarter. At any time during the term of the agreement, a permanent license may be negotiated.

The royalty schedule became effective in August 2011 and was further amended in April 2012. As amended, royalties under this contract are as follows:

•	Years 1 (2012) and 2: Royalties on all sales excluding sales to Monster, Inc. at a rate of four (4) percent, with no minimum.
•	Years 3 through 5: Minimum royalty payments of $50,000 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.
•	Years 6 through 10: Minimum royalty payments of $125,000 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.

MONSTER DIGITAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — COMMITMENTS AND CONTINGENCIES  – (continued)

•	Years 11 through 15: Minimum royalty payments of $187,500 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.
•	Years 16 through 25: Minimum royalty payments of $250,000 per quarter up to a maximum of four (4) percent of all sales excluding sales to Monster, Inc.

Effective July 1, 2014, the royalty rate on certain products was reduced from 4% to 2% for a period of 12 months, based on a mutual understanding between the Company and the licensor.

For the six months ended June 30, 2014 and 2015, royalty expense amounted to approximately $109,000 and $68,000, respectively which is included as a component of selling and marketing expenses in the accompanying consolidated statements of operations (see also Note 4). The Company was not in compliance with the royalty remittance policy for each period presented in the accompanying consolidated financial statements.

General legal matter

The Company is subject to certain legal proceedings and claims arising in connection with the normal course of its business. In the opinion of management, there are currently no claims that would have a material adverse effect on its consolidated financial position, results of operations or cash flows.

NOTE 11 — SUBSEQUENT EVENTS

Common stock purchase rights offering

In April 2015, the Company initiated a common stock purchase rights offering to its existing shareholders. The offering consists of 1,605,934 units, with each unit consisting of 3 newly issued shares of common stock and two shares of common stock owned by the Company’s principal shareholder and chief executive officer. Each unit is offered for $3, with all proceeds going to the Company. In July and August 2015, the Company closed on the sale of approximately 131,414 units (representing 394,242 newly issued common shares) and has received net proceeds of approximately $331,000.

Customer payment agreement

In July 2015, the Company entered into an agreement with a customer under which the Company will pay the customer a total of $835,000 owed to the customer for promotional and other credits related to sales that occurred in 2014. The credits were accrued as contra-sales in 2014. Under the terms of the agreement, there is no interest and the Company will make 12 monthly payments of $65,000 beginning in August 2015, and one final payment of $65,000 in August 2016.

Promissory notes

In October 2015, the Company issued $1.96 million of promissory notes; the notes are due and payable at the earlier of October 2016 or the closing date of the Company’s initial public offering, bear interest at the rate of 15% per annum and have a loan origination fee of $.225 for each dollar loaned. All principal, fees and interest are payable on the due date.

Management review of subsequent events

Management has performed an analysis of the activities and transactions subsequent to June 30, 2015 to determine the need for any adjustments to and/or disclosure within the consolidated financial statements. This analysis has been performed through October 30, 2015, the date the consolidated financial statements were available to be issued.

     Shares
Common Stock

PROSPECTUS

Joint Book-Running Managers

Joseph Gunnar & Co.	Axiom Capital Management, Inc.

Through and including            , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee. Except as otherwise noted, all the expenses below will be paid by us.

SEC registration fee	$	*
FINRA filing fee			*
Nasdaq initial listing fee			*
Legal fees and expenses			*
Accounting fees and expenses			*
Printing and engraving expenses			*
Transfer agent and registrar fees and expenses			*
Miscellaneous fees and expenses		*
Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect prior to the closing of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect prior to the closing of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and executive officers, whereby we have agreed to indemnify our directors and executive officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or executive officer was, or is threatened to be made, a party by reason of the fact that such director or executive officer is or was our director, officer, employee or agent, provided that such director or executive officer acted in good faith and in a manner that the director or executive officer reasonably believed to be in, or not opposed to, the our best interest. At present, there is no pending litigation or proceeding involving any of our directors or executive officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers and our directors against liabilities under the Securities Act of 1933, as amended.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since the inception of the registrant in:

In August 2012, SDJ, Inc., the predecessor of the registrant, became a wholly-owned subsidiary of the registrant further to a share exchange agreement. In connection with this reorganization, 100% of the issued and outstanding securities of SDJ were exchanged for securities of the registrant. An aggregate of 33,192,400 shares of common stock was issued to the shareholders of SDJ, Inc. (7 persons). The registrant relied upon Rule 506 of Regulation D with respect to the issuant; all issuees were accredited investors.

In August 2012, the registrant issued Tandon Enterprises, Inc. an aggregate of 1,000,000 shares of common stock further to a license and sublicense agreement. The registrant relied upon Rule 506 of Regulation D with respect to the issuance; the issuee was an accredited investor.

In August 2012, the registrant issued Noel Lee, the Chief Executive Officer of Monster, Inc., a five year warrant to acquire 250,000 shares of common stock at a per share exercise price of $2.00. The registrant relied upon Rule 506 of Regulation D with respect to the issuance; the issuee was an accredited investor.

Between May 2012 and June 2013, the registrant issued an aggregate of 7,795,400 shares of common stock to a total of 94 investors at a per share price of $1.00. In connection with the offering, the registrant issued Westpark Capital LLC five year placement agent warrants to purchase up to an aggregate of 706,143 shares of common stock at a per share exercise price of $1.00. The registrant relied upon Rule 506 of Regulation D with respect to the issuant; all issuees were accredited investors.

Between April 2014 and March 2015 the registrant issued an aggregate of $5,110,224 of 6% promissory notes convertible into shares of the registrant’s common stock at a conversion price of $1.50, plus five year warrants to purchase up to 4,594,699 shares of common stock at a per share exercise price of $1.50. The notes and warrants were issued to an aggregate of 80 investors. In connection with the offering, the registrant issued WestPark capital LLC five year placement agent warrants to purchase up to an aggregate of 432,469 shares of common stock at a per share exercise price of $1.50. The registrant relied upon Rule 506 of Regulation D with respect to the issuant; all issuees were accredited investors.

Between December 2014 and March 2015 the registrant effected an exchange offer whereby all holders of convertible promissory note and warrants referenced above were offered the ability to exchange such securities for shares of the common stock of the registrant as follows: (i) for the settlement of all outstanding balances (principal and accrued interest) under each note at the rate of one share of common stock of the registrant for each $1.00 in outstanding principal amount of the note and (ii) for the cancellation of all warrants, one share of common stock for each two shares of common stock issuable upon exercise of the warrants. Further to the exchange offer, Jawahar Tandon, the registrant’s Chief Executive Officer, agreed that for each new share issued by the registrant further to the exchange offer up to 5,000,000 shares, he would cancel one share of common stock of the registrant beneficially held by him. An aggregate of 7,145,000 shares of common stock were issued by the registrant pursuant to the exchange offer and the J Tandon Irrevocable Trust cancelled 5,000,000 shares of common stock. The registrant relied upon Rule 506 of Regulation D with respect to the issuant; all issuees were accredited investors.

In December 2014, we issued 850,000 shares of our common stock to a non-executive employee of WestPark Capital for assistance in effecting an exchange offer of the aforementioned notes and warrants for shares of our common stock which we effected between December 2014 and March 2015. The registrant relied upon Rule 506 of Regulation D with respect to the issuance; the issuee was an accredited investor.

Between April and August 2015 the registrant effected a rights offering to existing shareholders of the registrant and to new investors. Further to the rights offering, for every $3.00 invested, the investor would receive three newly issued shares of the registrant and Jawahar Tandon, the registrant’s Chief Executive Officer, would transfer two shares of common stock beneficially held by him to the investor. For the sake of expediency, the registrant agreed to issue all shares to investors in the rights offering and Mr. Tandon would cancel those shares he would otherwise have had to transfer further to the rights offering. An aggregate of 5,333,346 shares of common stock were issued by the registrant to 85 investors, 2,133,338 shares of which represented shares which would have otherwise been transferred by Mr. Tandon and which were simultaneously cancelled by the J Tandon Irrevocable Family Trust and J Tandon Irrevocable Partnership Trust. The registrant relied upon Rule 506 of Regulation D with respect to the issuant; all issuees were accredited investors.

In May 2015 the registrant issued David H. Clarke, the registrant’s Executive Chairman of the Board, an aggregate of 1,250,000 shares of common stock further to a consulting agreement. The registrant relied upon Rule 506 of Regulation D with respect to the issuance; the issuee was an accredited investor.

In May 2015 the registrant issued an aggregate of 1,055,000 stock options to 12 employees at a per share exercise price of $2.00. The registrant relied upon Rule 701 with respect to the issuance.

Further to the private placement of common stock effected by the registrant between May 2012 and June 2013, the J Tandon Irrevocable Family Trust agreed to transfer one share beneficially held by it for each five shares purchased by investors further to the private placement if the data memory division of Tandon Enterprises, Inc. was not transferred to the registrant. Since said division was not transferred, the J Tandon Irrevocable Family Trust was obligated to transfer an aggregate of 1,559,080 shares of common stock beneficially held by it to investors in the private placement. For the sake of expediency, the registrant agreed to issue all such shares to investors in the private placement and the J Tandon Irrevocable Family Trust cancelled an identical number of shares, such shares issued in June 2015.

In August 2015, further to an amended trademark license agreement with Monster, Inc. further to which the registrant was granted the right to use the name Monster Digitial, Inc. as its corporate name, the registrant issued Monster, Inc. an aggregate of 5,681,558 shares of common stock. The registrant relied upon Rule 506 of Regulation D with respect to the issuance; the issuee was an accredited investor.

In August 2015, the registrant issued Noel Lee a warrant to purchase up to 2,840,779 shares of common stock at a per share exercise price of $1.00 further to an advisory board agreement. The registrant relied upon Rule 506 of Regulation D with respect to the issuance; the issuee was an accredited investor.

Pursuant to the registrants decision to cancel its proposed acquisition of Syrma Technologies Pvt. Ltd., in September 2015 Jawahar Tandon, the registrant’s Chief Executive Officer, and Devinder Tandon, one of the registrant’s significant stockholders and a former director, offered in the aggregate to each stockholder who purchased shares of the registrant for cash the opportunity to receive one additional share from Mssrs. Tandon’s beneficial holdings for each six shares purchased from the registrant by such stockholder. A total of 21,754,572 shares were purchased by stockholders for cash; an aggregate of 3,625,762 shares from the Tandon’s beneficial holdings were afforded these stockholders; 1,812,881 from each of Jawahar Tandon’s and Devinder Tandon’s beneficial holdings. For the sake of expediency, the registrant issued these shares directly to electing stockholders and Mssrs. Tandon cancelled in the aggregate an equivalent number of shares beneficially held by them for each share referenced further to the previous sentence.

In October 2015, the registrant issued David H. Clarke, the registrant’s Executive Chairman of the Board, an aggregate of 1,000,000 shares of common stock further to his agreement to serve in this position. The registrant relied on Rule 506 of Regulation D with respect to the issuance; the issuee was an accredited investor.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering, or in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. We believe all recipients had adequate information about us or had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits. We have filed the exhibits listed on the accompanying Exhibit Index, which is incorporated herein by reference.

(b)	Financial Statement Schedules. All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the combined and consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Simi Valley, State of California, on the 10th day of November, 2015.

MONSTER DIGITAL, INC.

By:	/s/ Jawahar Tandon Jawahar Tandon Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jawahar Tandon, as his true and lawful attorney-in-fact and agent, with full power of substitution and substitution, for him and in his name, place and stead, in any and all capacities, to sign (1) any and all amendments to this Form S-1 (including post-effective amendments) and (2) any registration statement or post-effective amendment thereto to be filed with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jawahar Tandon Jawahar Tandon	Chief Executive Officer (Principal Executive Officer)	November 10, 2015
/s/ David Olert David Olert	Chief Financial Officer (Principal Financial and Accounting Officer)	November 10, 2015
/s/ Vivek Tandon Vivek Tandon	Chief Operating Officer, President and a Director	November 10, 2015
/s/ David Clarke David Clarke	Executive Chairman of the Board	November 10, 2015

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement.*
1.2	Form of Underwriters’ Warrant.*
3.1	Certificate of Incorporation of Monster Digital, Inc., as amended.
3.2	Bylaws of Monster Digital, Inc., as amended.
4.1	Form of Registrant’s Common Stock Certificate.*
5.1	Opinion of Manatt, Phelps & Phillips LLP.*
10.1	2012 Omnibus Incentive Plan.
10.2	Form of Option Agreement and Option Grant Notice under the 2012 Omnibus Incentive Plan.
10.3	Form of Restricted Stock Award Agreement and Notice of Grant of Restricted Stock Award under the 2012 Omnibus Incentive Plan.
10.4	Form of Restricted Stock Award Agreement and Notice of Grant of Restricted Stock Unit Award under the 2012 Omnibus Incentive Plan.
10.5	Trademark License Agreement dated July 7, 2010 by and between SDJ Technologies, Inc. and Monster Cable Products, Inc., as amended.
10.6	Building lease dated October 28, 2014 relating to registrant’s executive offices located at 2655 Park Center Drive, Unit C, Simi Valley, CA.
10.7	Purchase Order Purchase Agreement dated April 15, 2014 by and between MidCorp Credit, LLC d/b/a Brookridge Trading and SDJ Technologies, Inc.
10.8	Factoring Agreement dated June 3, 2015 by and between CSNK Working Capital Financial Corp. d/b/a Bay View Funding and SDJ Technologies, Inc.
10.9	Advisory Board Agreement dated effective as of August 18, 2015 by and between Noel Lee and registrant.
10.10	Warrant dated August 18, 2015 held by Noel Lee.
10.11	Consulting Agreement dated May 7, 2015 by and between registrant and David Clarke.
10.12	License and Sublease Agreement dated May 2012 by and between Tandon Enterprises, Inc. and SDJ Technologies, Inc.
10.13	Non-Competition and Non-Solicitation Agreement dated May 2012 by and between Tandon Enterprises, Inc.
10.14	Services Agreement dated May 2012 by and between Tandon Enterprises, Inc. and SDJ Technologies, Inc.
10.15	Employment Agreement dated June 1, 2012 by and between Tandon Digital, Inc. and Jawahar Tandon.
21.1	List of subsidiaries.
23.1	Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1).*
23.2	Consent of CohnReznick LLP, independent registered public accounting firm.
24.1	Power of Attorney (contained in the signature page to this registration statement).
99.1	Consent of Director Nominee Jonathan Clark.
99.2	Consent of Director Nominee Robert B. Machinist.
99.3	Consent of Director Nominee Christopher M. Miner.
99.4	Consent of Director Nominee Jonathan S. Orban.

*	To be filed by amendment.
†	previously filed.